

WE CREATE A MORE RESOURCEFUL WORLD

2023
ANNUAL REPORT

TO OUR SHAREHOLDERS,

Itron stands at the forefront of a rapidly changing world where the challenges of escalating energy demand and water scarcity are more pressing than ever.

Utilities are experiencing increased demand and expectations for services driven in part by the electrification of transportation, an influx of distributed energy resources (DERs) and rapidly accelerating data center growth. These trends, combined with the impacts of extreme weather, aging infrastructure, increasing consumer expectations and bold sustainability goals, are driving grid complexity and pressuring utilities and cities. Itron provides innovative technology and solutions that are designed to address these growing trends.

As a proven global leader in the Industrial Internet of Things (IIoT) with one of the largest connected platforms and installed bases in the energy, water and smart city sectors, Itron is enabling the transition to more efficient and sustainable energy and water delivery. Together with our customers and partners, Itron is leading the effort to provide utilities with greater visibility and control at the edge of their distribution networks. Our expertise in delivering intelligently connected solutions and data analytics software enables our customers to address their challenges in a cost-effective, scalable way.

YEAR IN REVIEW

In 2023, Itron delivered significantly improved results with year-over-year revenue growth of 21% and annual record revenue for our Network Solutions and Outcomes segments. Gross margin expanded consistently through the year, while we continued to earn high quality business awards to end 2023 with approximately 4.5 billion in backlog. Adjusted EBITDA increased 137% to $225.6 million and non-GAAP diluted earnings per share (EPS) grew by $2.23 to $3.36 per diluted share.

During 2023, our team delivered strong operational execution, improved supply chain balance and secured robust customer awards to produce significantly improved results.

As our customers face increasing grid complexity, demand for our Grid Edge Intelligence solutions remains high. Customers like **Alectra Utilities** and **Eversource** are turning to Itron to modernize and improve their electric grid. **Abbanoa** began to deploy Itron's Intelis™ wSource™ smart water meters to support more responsible and sustainable water usage. Itron also achieved a milestone by delivering its **1 millionth Intelis™ ultrasonic smart gas meter**. **Tampa Electric** continues to adopt grid edge intelligence, most recently through the deployment of location awareness solutions at scale.

The magnitude and diversity of bookings in 2023 reflects the breadth of unmet needs of utilities around the world. Our customers are faced with ensuring the resilient, reliable and sustainable delivery of energy and water, and governments around the world are moving in support. Policies, such as the Infrastructure Investment and Jobs Act and FERC Order No. 2222 in the U.S. and NEM 2025 Reform Program in Australia, underscore the growing focus on utility infrastructure and create business opportunities for Itron.

Itron is advancing sustainability initiatives, and our offerings helped customers avoid at least 180x more carbon than Itron's own operations generated in 2022, our most recent period of measurement. We are well on our way to achieving our committed results, helping to address climate disruption by reducing our own carbon emissions by at least 50% by 2028—and ultimately achieve net zero emissions by 2050.

We are also committed to cultivating a workplace culture where all employees thrive. We are proud to be recognized for fostering a positive workplace in U.S. News and World Report's list of Best Companies to Work For in 2024 as well as Newsweek's lists of America's Greatest Workplaces of 2023, Greatest Workplaces for Diversity 2023 and Greatest Workplaces for Parents & Families 2023.

ENABLING EDGE INTELLIGENCE

As the grid becomes more dynamic and complex than ever before, Itron's leadership in providing grid edge intelligence, data insights, analytics and automation is essential to our customers' success. Our solutions address this complexity head on and support our customers' efforts to modernize critical infrastructure.

Itron continues to invent new ways for utilities and cities to work together to cost-effectively leverage intelligent grid edge infrastructure, apply the latest machine learning and artificial intelligence to deliver multiple services and applications on a reliable, resilient network.

It's a new era for Itron in delivering enhanced intelligence to create a more resourceful world. Protecting the world's resources is what we do. By operating with integrity in all that we do, we do the right thing for our business, our customers, our shareholders and our planet.

Sincerely,



Thomas L. Deitrich
President and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from   to


Commission file number 000-22418

Itron, Inc.

(Exact name of registrant as specified in its charter)




Washington	**91-1011792**
(State of Incorporation)	**(I.R.S. Employer Identification Number)**


2111 N Molter Road, Liberty Lake, Washington 99019
(509) 924-9900
(Address and telephone number of registrant's principal executive offices)
Securities registered pursuant to Section 12(b) of the Act:


Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	ITRI	NASDAQ Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the shares of common stock held by non-affiliates of the registrant (based on the closing price for the common stock on the NASDAQ Global Select Market) was $3,247,413,777.

As of February 22, 2024, there were outstanding 45,580,163 shares of the registrant's common stock, no par value, which is the only class of common stock of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III is incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Shareholders of the Company to be held on May 9, 2024.

Itron, Inc.

Table of Contents

			Page
PART I			
	Item 1:	Business	1
	Item 1A:	Risk Factors	9
	Item 1B:	Unresolved Staff Comments	22
	Item 1C:	Cybersecurity	22
	Item 2:	Properties	23
	Item 3:	Legal Proceedings	23
	Item 4:	Mine Safety Disclosures	24
PART II			
	Item 5:	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	25
	Item 6:	[Reserved]	26
	Item 7:	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
	Item 7A:	Quantitative and Qualitative Disclosures About Market Risk	46
	Item 8:	Financial Statements and Supplementary Data	48
		Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	48
		Consolidated Statements of Operations	51
		Consolidated Statements of Comprehensive Income (Loss)	52
		Consolidated Balance Sheets	53
		Consolidated Statements of Equity	54
		Consolidated Statements of Cash Flows	55
		Notes to Consolidated Financial Statements	56
	Item 9:	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	94
	Item 9A:	Controls and Procedures	94
	Item 9B:	Other Information	96
	Item 9C:	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	96
PART III			
	Item 10:	Directors, Executive Officers and Corporate Governance	97
	Item 11:	Executive Compensation	97
	Item 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	97
	Item 13:	Certain Relationships and Related Transactions, and Director Independence	97
	Item 14:	Principal Accountant Fees and Services	97
PART IV			
	Item 15:	Exhibit and Financial Statement Schedules	99
SIGNATURES			103

In this Annual Report on Form 10-K, the terms "we", "us", "our", "Itron", and the "Company" refer to Itron, Inc.

Certain Forward-Looking Statements

This report contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical factors nor assurances of future performance. These statements are based on our expectations about, among others, revenues, operations, financial performance, earnings, liquidity, earnings per share, cash flows and restructuring activities including headcount reductions and other cost savings initiatives. This document reflects our current strategy, plans and expectations and is based on information currently available as of the date of this Annual Report on Form 10-K. When we use words such as "expect", "intend", "anticipate", "believe", "plan", "goal", "seek", "project", "estimate", "future", "strategy", "objective", "may", "likely", "should", "will", "will continue", and similar expressions, including related to future periods, they are intended to identify forward-looking statements. Forward-looking statements rely on a number of assumptions and estimates. Although we believe the estimates and assumptions upon which these forward-looking statements are based are reasonable, any of these estimates or assumptions could prove to be inaccurate and the forward-looking statements based on these estimates and assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors. Therefore, you should not rely on any of these forward-looking statements. Some of the factors that we believe could affect our results include our ability to execute on our restructuring plans, our ability to achieve estimated cost savings, the rate and timing of customer demand for our products, rescheduling of current customer orders, changes in estimated liabilities for product warranties, adverse impacts of litigation, changes in laws and regulations, our dependence on new product development and intellectual property, future acquisitions, changes in estimates for stock-based and bonus compensation, increasing volatility in foreign exchange rates, international business risks, uncertainties caused by adverse economic conditions, including without limitation those resulting from extraordinary events or circumstances and other factors that are more fully described in Part I, Item 1A: Risk Factors included in this Annual Report and other reports on file with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statement, whether written or oral.

PART I

Item 1:   Business

Available Information

Documents we provide to the Securities and Exchange Commission (SEC) are available free of charge under the Investors section of our website at *www.itron.com* as soon as practicable after they are filed with or furnished to the SEC. In addition, these documents are available at the SEC's website (*http://www.sec.gov*). The information posted on or accessible through our website is not part of or incorporated by reference into this Annual Report.

General

Itron is a global leader in energy and water management, smart city applications, Industrial Internet of Things (IIoT) and intelligent infrastructure and related services. For utilities and cities, we build innovative systems, create new efficiencies, connect communities, encourage conservation and increase resourcefulness by helping our customers make the most of the energy and water they manage. By safeguarding invaluable natural resources, we seek to improve the quality of life for people around the world.

Itron's proven platform enables smart networks, software, services, devices, and sensors to help our customers better manage their energy, water, and smart city operations. Our comprehensive offerings control, measure, monitor, and provide data analytics and services that enable utilities and municipalities to manage their critical resources responsibly and efficiently.

We have over 40 years of experience supporting utilities and cities in the management of their data and critical infrastructure needs, and we have continuously innovated to move the industry forward. Incorporated in 1977 with a focus on meter reading services and technology, we entered the electricity meter manufacturing business with the acquisition of Schlumberger Electricity Metering in 2004. In 2007, we expanded our presence in global meter manufacturing and systems with the acquisition of Actaris Metering Systems SA. In 2017, we completed our acquisition of Comverge, which enabled us to offer integrated cloud-based demand response, energy efficiency, and customer engagement solutions. In 2018, we strengthened our ability to deliver a broader set of solutions and to increase the pace of growth and innovation in the utility, smart city, and broader IIoT markets with the acquisition of Silver Spring Networks, Inc.

Through these acquisitions, organic growth, and our focus on innovation, Itron is leading the way to better decision making at the grid edge. By delivering more intelligence throughout the system, Itron helps utilities and cities operate more efficiently and with unparalleled flexibility, increase grid resilience and reliability, integrate renewables, and provide responsible energy and water management for the future.

As we move forward, we will continue to innovate and support open standards and interoperability with a flexible technology platform that enables our customers to meet their needs directly or via our ecosystem of partners. We support a worldwide network of connected devices and sensors, and we are focused on developing more applications, new opportunities, and value-added outcomes for our customers in the future.

The following is a discussion of our solutions, markets, and operating segments. Refer to Part II, Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 8: Financial Statements and Supplementary Data for specific segment results.

Our Business

The way the world manages energy and water will impact the future. At Itron, we are committed to creating a more resourceful world—one where energy, water, and city resources are managed safely, securely, and reliably, to help improve day-to-day life and promote the well-being of people around the world. We invent new ways for cities and utilities to work together so they can use data captured by our intelligent endpoints, sensors, and systems to cost-effectively leverage their infrastructure to deliver multiple services and applications on a reliable, intelligent platform capable of serving all their customers.

Itron helps our customers adapt to a rapidly changing world and to address a number of macro trends, including:
- *Infrastructure* – such as aging utility infrastructure, grid security, safety, asset monitoring and management, and incorporating the proliferation of distributed energy resources, such as electric vehicles, renewable energy, and storage, into the grid,
- *Environmental* – such as extreme weather, resource scarcity, and demand for sustainability and decarbonization,
- S*ocial* – such as enhanced customer experience, critical-need consumers, privacy, urbanization, population increase, and the management of "big data" and incorporating IIoT technology into their existing operations.

Our solutions include smart networks, software, services, devices, sensors, and data analytics upon a platform that allows our customers to not only address the changing macro trends listed above but also to address pressing industry challenges to better manage and control assets, intelligently benchmark, secure revenue, lower operational costs, improve customer service, develop new business models and revenue streams, improve safety, and enable efficient, sustainable management of valuable resources. Our comprehensive solutions and data analytics also help our customers address operational issues including increasing demand on resources, non-technical loss, leak detection, environmental and regulatory compliance, integrating renewable and distributed energy sources, and improving operational reliability.

Our solutions include technology, software, and services delivered as part of a standalone, one-time purchase or an end-to-end solution over multiple years. The portfolio includes hardware products used for:
- measurement, control, or sensing
- a combination of endpoints and network infrastructure with embedded intelligence that is designed and sold as a complete solution to acquire and transport application-specific data
- distribution automation - intelligent communication for the modern grid allowing secure, low and medium-voltage distribution-system automation and control
- distributed energy resource management (DERMs) to connect, analyze, and optimize distributed energy resources such as rooftop solar installations and electric vehicles, water operations and management, gas operations and safety applications
- value-added services, software, and products that organize, analyze, and interpret data to gain insights, make decisions, and inform actions

We also offer managed services, Software-as-a-Service (SaaS), Network-as-a-Service (NaaS), technical support services, licensed hardware technology, and consulting services.

Industry Drivers

Utilities and municipalities are experiencing rapid change related to affordability, reliability and sustainability, which is impacting how they operate critical infrastructure, manage scarce resources, address impacts of climate disruption, and interact with their customers. Efficiently managing resources within energy, water, and cities is a global priority, as increasing populations and resource consumption, along with extreme weather events, increase the stress on aging infrastructure. The growing demand for energy, water, and municipal services coupled with the proliferation of renewable energy sources, smart communicating devices, sensors, and multiple data-producing technologies, as well as the growing need to manage distributed energy resources, is forcing providers to rethink how they operate and service their cities. This evolution comes at a time when utilities and municipalities are challenged by cost constraints, regulatory requirements, environmental concerns, safety, and resource scarcity.

To address these challenges, utilities and cities are interested in technological innovations across a networked platform, utilizing grid edge intelligence as a key enabler to build and maintain critical infrastructure that can:

- efficiently and effectively operate energy and water systems that are safe, reliable, and resilient
- reduce the risk and impact of natural disasters
- independently identify if repairs or maintenance are needed, and identify potential problems before they occur
- deliver enhanced, more customized services
- accommodate next-generation services through shared infrastructure between utilities and cities/municipalities
- provide actionable insights for asset management

Our Operating Segments

We operate under the Itron brand worldwide and manage and report under three operating segments: Device Solutions, Networked Solutions, and Outcomes. The following is a description of each of the three segments:

Device Solutions – This segment primarily includes hardware products used for measurement, control, or sensing. These products generally do not have communications capability or may be designed for use with non-Itron systems. Examples from the Device Solutions portfolio include: standard endpoints that are shipped without Itron communications, such as our standard gas, electricity, and water meters for a variety of global markets and adhering to regulations and standards within those markets, as well as our heat and allocation products; communicating meters that are not a part of an Itron end-to-end solution and designed to meet market requirements; and the implementation and installation of said hardware products.

Networked Solutions – This segment primarily includes a combination of communicating devices (e.g., smart meters, modules, endpoints, and sensors), network infrastructure, and associated head-end management and application software designed and sold as a complete solution for acquiring and transporting robust application-specific data. Networked Solutions includes products and software for the implementation, installation, and management of communicating devices and data networks. The Industrial Internet of Things (IIoT) solutions supported by this segment include automated meter reading (AMR); advanced metering infrastructure (AMI) for electricity, water and gas; distributed energy resource management (DERMs); smart grid and distribution automation; smart street lighting; and leak detection and applications for both gas and water systems. Our IIoT platform allows utility and smart city applications to be run and managed on a flexible multi-purpose network.

Outcomes – This segment primarily includes our value-added, enhanced software and services, artificial intelligence, and machine learning in which we enable grid edge intelligence and manage, organize, analyze, and interpret raw, anonymized data to improve decision making, maximize operational profitability, enhance resource efficiency, improve grid analytics, and deliver results for consumers, utilities, and smart cities. Outcomes supports high-value use cases, such as data management, grid operations, distributed intelligence, AMI operations, gas distribution and safety, water operations management, revenue assurance, DERMs, energy forecasting, consumer engagement, smart payment, and fleet energy resource management. Utilities leverage these outcomes to unlock the capabilities of their networks and devices, improve the productivity of their workforce, increase the reliability of their operations, manage and optimize the proliferation of distributed energy resources (DERs), address grid complexity, and enhance the customer experience. Revenue from these offerings are primarily recurring in nature and would include any direct management of Device Solutions, Networked Solutions, and other third-parties' products on behalf of our end customers.

Bookings and Backlog of Orders

Bookings for a reported period represent customer contracts and purchase orders received during the period for hardware, software, and services that have met certain conditions, such as regulatory and/or contractual approval. Total backlog represents committed but undelivered products and services for contracts and purchase orders at period-end. Twelve-month backlog represents the portion of total backlog that reflects our understanding of customer's desired deployment over the next

12 months. The actual revenue recognized and timing of revenue earned from backlog may vary based on actual currency rates at the time of shipment, availability of critical supply components, and adjusted customer project timing. Backlog is not a complete measure of our future revenues as we also receive book-and-ship orders and frame contracts. Bookings and backlog vary from period to period primarily due to the timing of large project awards. In addition, annual or multi-year contracts are subject to rescheduling due to the long-term nature of the contracts. Certain of our customers have the right to cancel contracts, but we do not have a history of any significant cancellations. Beginning total backlog, plus bookings, minus revenues, will not equal ending total backlog due to miscellaneous contract adjustments, foreign currency fluctuations, and other factors. Total bookings and backlog include certain contracts with a termination for convenience clause, which will not agree to the total transaction price allocated to the remaining performance obligations disclosed in Part II, Item 8: Financial Statements and Supplementary Data, Note 17: Revenues.

In millions	Total Bookings [a]		Total Backlog		12-Month Backlog	
December 31, 2023	$	2,155	$	4,511	$	2,032
September 30, 2023 [b]		413		4,241		2,022
June 30, 2023 [b]		475		4,397		2,008
March 31, 2023 [b]		428		4,462		1,897
December 31, 2022 [b]		2,505		4,523		2,052
December 31, 2021 [b] [c]		2,755		3,921		1,539

[a] Total bookings reflect a year to date value for December periods, and a quarter to date value for September, June, and March periods.

[b] The ending total backlog balances for September 30, 2023, June 30, 2023, March 31, 2023, December 31, 2022, and December 31, 2021 have been adjusted from previously reported amounts. During the fourth quarter of 2023, we determined that $96 million related to a portion of one customer contract had been improperly included within our backlog balance since the third quarter of 2020. This adjustment did not impact amounts reported for 12-month backlog in 2023, 2022, or 2021, as the related revenue was not expected within that time frame.

[c] Our total backlog, as of December 31, 2021, included $64.7 million of backlog related to the sale of certain Gas product lines from our Device Solutions manufacturing and business operations in Europe and North America to Dresser Utility Solutions (Dresser). At transaction close on February 28, 2022, $55.7 million of this backlog was transferred to Dresser. For more information on the transaction refer to Part II, Item 8: Financial Statements and Supplementary Data, Note 18: Sale of Businesses.

Sales and Distribution

We use a combination of direct and indirect sales channels to serve our customers. A direct sales force is utilized for larger utility customers, with which we have long-established relationships. This direct sales force is focused on solution selling, solving problems and business challenges, and delivering valuable outcomes to our utility and smart city customers. For smaller utilities and most municipalities, we typically use an indirect sales channel that extends the reach of Itron's solutions by providing trusted partners with the right tools, training, and technology to grow their business, deliver results, and help these customers better manage energy and water. These channels consist of distributors, agents, partners, and meter manufacturer representatives.

No single customer represented more than 10% of total revenues for the years ended December 31, 2023, 2022, and 2021. Our 10 largest customers in each of the years ended December 31, 2023, 2022, and 2021, accounted for approximately 36%, 32%, and 25% of total revenues.

Manufacturing

Our products require a wide variety of components and materials, which are subject to price and supply fluctuations. We enter into typical contracts in the ordinary course of business, which can include purchase orders for specific quantities based on market prices, as well as open-ended agreements that provide for estimated quantities over an extended shipment period, typically up to one year at an established unit cost. Although we have multiple sources of supply for many of our material requirements, certain components and raw materials are supplied by limited or sole-source vendors, and our ability to perform certain contracts depends on the availability of these materials. Refer to Item 1A: Risk Factors for further discussion related to manufacturing and supply risks.

Our manufacturing facilities are located throughout the world, an overview of which is presented in Item 2: Properties. While we manufacture and assemble a portion of our products, we outsource the manufacturing of many products and sub-assemblies to various manufacturing partners and strive to create an efficient and cost-effective structure. This approach allows us to reduce the costs related to our manufacturing overhead and inventory and allows us to adjust more quickly to changing customer demand. These manufacturing partners produce our sub-assemblies and products using design specifications, quality assurance programs, and standards that we establish and procure components and assemble our products based on demand forecasts. These forecasts represent our estimates of future demand for our products based upon historical trends and analysis from our sales and product management functions, as adjusted for overall market conditions.

Partners

In connection with delivering solutions and systems to our customers, we frequently partner with third-party vendors to provide hardware, software, or services, e.g., meter installation and communication network equipment and infrastructure. Due to the interoperable, open-standards based nature of our platform, we have also cultivated a highly diverse and growing ecosystem of partners and third-party developers who can create complementary solutions for our customers that run on the same network and within the same platform framework.

Our ability to perform on our contractual obligations with our customers is dependent on these partners meeting their obligations to us. Refer to Item 1A: Risk Factors for further discussion related to third-party vendors and strategic partners.

Research and Development

Our research and development is focused on both improving existing technology and developing innovative new technology for critical infrastructure in electricity, natural gas, water, heat, smart city, and DERMs verticals. This includes endpoints, sensing and control devices, data collection software, communication technologies, data warehousing, software applications, and the IIoT. We invested approximately $209 million, $185 million, and $197 million in research and development in 2023, 2022 and 2021, which represented 10% of total revenues for 2023, 2022, and 2021. Refer to Item 1A: Risk Factors for further discussion related to costs of developing competitive products and services.

Human Capital

As of December 31, 2023, we had 5,859 people in our workforce, including 5,081 permanent employees. We have not experienced significant employee work stoppages and our employee relations are deemed to be good.

We are an equal opportunity employer, and we promote a culture of inclusion and diversity. We monitor our progress through various programs and policies. We offer wages and a range of company-paid benefits we believe are competitive with other companies in our industry and in the markets we serve.

The table below provides the breakdown of our employees by region and self-identified gender:

| Region | As of December 31, 2023 | | | | |
	Male	Female	Not Disclosed	Total Number of Employees	Percentage of Total Employees
Americas	1,822	824	—	2,646	52 %
Europe, Middle East and Africa	899	502	3	1,404	28 %
Asia Pacific & Other	768	261	2	1,031	20 %
Total [(1)]	3,489	1,587	5	5,081	

[(1)] These numbers do not include contingent workers (778 as of December 31, 2023).

Competition

We enable utilities and cities to safely, securely, and reliably deliver critical infrastructure services to communities around the world. Our portfolio of smart networks, software, services, meters, and sensors help our customers better manage energy, water, and city infrastructure resources for the people they serve. Consequently, we operate within a large and complex competitive landscape, and our competitors range from small companies to large global entities. Some of our competitors have diversified product portfolios and participate in multiple geographic markets, while others focus on specific regional markets and/or certain types of products, including some low-cost suppliers of devices based in Asia. Our primary competitors include LM Ericsson Telephone Company, Landis+Gyr, Mueller Water Products, and Xylem, Inc.

We believe that our competitive advantage is based on our in-depth knowledge of the industries we serve, our capacity to innovate, and our ability to provide complete end-to-end integrated solutions at scale. We also differentiate ourselves with an intelligent IIoT platform that is solution, device, and transport agnostic—a platform that can be backwards compatible, able to run a multitude of applications and solutions, is highly secure, fully integrated into our portfolio, highly interoperable, captures relays, and leverages high-resolution data for near real-time decision making. The platform involves an ever-growing, diverse ecosystem of partners and third-party developers who can create and deploy specific point solutions creating greater value for our customers.

Refer to Item 1A: Risk Factors for a discussion of the competitive pressures we face.

Strategic Alliances

We pursue strategic alliances with other companies in areas where collaboration can produce product advancement and acceleration of entry into new markets. The objectives and goals of a strategic alliance can include one or more of the following: technology exchange, research and development, joint sales and marketing, or access to new geographic markets. Refer to Item 1A: Risk Factors for a discussion of risks associated with strategic alliances.

Intellectual Property

Our patents and patent applications cover a range of technologies that relate to standard metering, smart metering solutions and technology, meter data management software, knowledge application solutions, and IIoT. We also rely on a combination of copyrights, trademarks, and trade secrets to protect our products and technologies. Disputes over the ownership, registration, and enforcement of intellectual property rights arise in the ordinary course of our business. While we believe patents and trademarks are important to our operations and, in aggregate, constitute valuable assets, no single patent or trademark, or group of patents or trademarks, is critical to the success of our business. We license some of our technology to other companies, some of which are our competitors.

Governmental Regulations

In the ordinary course of our business, we are impacted by many governmental regulations, including environmental regulations. We believe that we are materially in compliance with all federal, state, and local governmental laws, rules, and regulations applicable to the operation of our business. There are no known regulations pending that will have a substantial adverse impact on our business, revenue, earnings, or cash flows. However, if new or amended laws or regulations impose significant operational restrictions and compliance requirements upon the Company or its products, the Company's business, capital expenditures, results of operations, financial condition and competitive position could be altered.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Set forth below are the names, ages, and titles of our executive officers as of February 26, 2024.

Name	Age	Position
Thomas L. Deitrich	57	President and Chief Executive Officer
Joan S. Hooper	66	Senior Vice President and Chief Financial Officer
Laurie A. Hahn	56	Senior Vice President, Human Resources
Justin K. Patrick	51	Senior Vice President, Device Solutions
John F. Marcolini	51	Senior Vice President, Networked Solutions
Donald L. Reeves	56	Senior Vice President, Outcomes
Christopher E. Ware	55	Senior Vice President, General Counsel and Corporate Secretary

Thomas L. Deitrich is President and Chief Executive Officer and a member of our Board of Directors. Mr. Deitrich was appointed to his current position and to the Board of Directors in August 2019. Mr. Deitrich joined Itron in October 2015, serving as Itron's Executive Vice President and Chief Operating Officer until his promotion to CEO. From 2012 to September 2015, Mr. Deitrich was Senior Vice President and General Manager for Digital Networking at Freescale Semiconductor, Inc. (Freescale), and he served as the Senior Vice President and General Manager of Freescale's RF, Analog, Sensor, and Cellular Products Group from 2009 to 2012. Mr. Deitrich had other roles of increasing responsibility at Freescale from 2006 to 2009. Prior to Freescale, Mr. Deitrich worked for Flextronics, Sony-Ericsson/Ericsson, and GE. Mr. Deitrich is a director of ON Semiconductor Corporation, a NASDAQ listed company.

Joan S. Hooper is Senior Vice President and Chief Financial Officer. Ms. Hooper was appointed to this role in June 2017. Prior to joining Itron, Ms. Hooper was Chief Financial Officer of CHC Helicopter from 2011 to July 2015. Following Ms. Hooper's departure from CHC, CHC filed a voluntary petition of relief under Chapter 11 of the U.S. Bankruptcy Code in May 2016, and CHC emerged from bankruptcy in March 2017. Prior to CHC, she held several executive finance positions at Dell, Inc. from 2003 to 2010, including Vice President and Chief Financial Officer for its Global Public and Americas business units, Vice President of Corporate Finance and Chief Accounting Officer.

Laurie A. Hahn is Senior Vice President, Human Resources. Ms. Hahn has more than 30 years of experience as a senior human resource professional. Ms. Hahn was promoted to this role in April 2023. In this role, Ms. Hahn is responsible for Itron's HR operations, in-business HR, talent acquisition, compensation and benefits, inclusion and diversity, learning and development, and health, safety, and environment functions. Ms. Hahn joined Itron in February 2016 and has served in several in-business HR positions. Prior to joining Itron, Ms. Hahn held multiple global HR leadership positions with Motorola and Freescale Semiconductor. Ms. Hahn holds a BA in English and a Masters in Instructional Design, both from The University of Texas. Ms. Hahn is a member of the Chancellor's Counsel at the University of Texas, which advocates for higher education and health care.

Justin K. Patrick is Senior Vice President, Device Solutions, where he is responsible for Itron's strategy to become a leading global provider of measurement, safety, and operational devices for utilities and cities. Mr. Patrick joined Itron in January 2020. From 2018 to 2020, Mr. Patrick was Vice President & General Manager, Residential Products at Johnson Controls International (JCI). Before that role, he was Vice President & General Manager, Variable Refrigerant Flow Systems and Ductless from 2014 to 2017, and Director, Channel Strategy and Marketing from 2010 to 2014 at JCI. Prior to his time at JCI, Mr. Patrick held a sales leadership role at the Auer Steel and Heating Supply Company, and at Carrier Corporation he had roles of increasing responsibility culminating in general management. Prior to his civilian career, Mr. Patrick served as a Surface Warfare Officer in the United States Navy.

John F. Marcolini is Senior Vice President, Networked Solutions, where he is responsible for product development, marketing, and overall strategy for Itron's global networking platforms and smart cities strategy and solutions. Mr. Marcolini was appointed to this role in July 2020. Mr. Marcolini joined Itron in January 2018 as part of Itron's acquisition of SSNI as the Vice President of product management, responsible for product strategy and lifecycle management across Itron's smart energy, smart city and IIoT portfolios. He has more than 20 years of product management, business development, and customer delivery experience with deep technical knowledge of networking, radio frequency technologies, and IIoT. Mr. Marcolini has also spent many years working with utility customers to deliver and implement complex product deployments.

Donald L. Reeves is Senior Vice President, Outcomes, where he is responsible for Itron's software and services offerings, delivery teams, managed services operations, and customer support. Mr. Reeves was appointed to this role in September 2019. Mr. Reeves joined Itron in January 2018 as part of Itron's acquisition of SSNI, and, from 2016 to 2018, he was SSNI's Chief

Technology Officer. From 2005 to 2016, Mr. Reeves held several managed services and engineering positions at SSNI. Prior to joining SSNI, Mr. Reeves served as Vice President of Engineering at Black Pearl from 2003 to 2004 and was Vice President of Engineering at Commerce One from 2001 to 2003, and prior to that held leadership positions at several startup technology companies.

Christopher E. Ware is Senior Vice President, General Counsel and Corporate Secretary. Mr. Ware has more than 25 years of experience as a senior legal advisor and business executive. He joined Itron in March 2021 as Associate General Counsel and Chief Compliance Officer. In March 2022, he was promoted to Vice President, Legal and Corporate Secretary and then to Senior Vice President in March 2023. He is responsible for Itron's corporate governance, business legal solutions, compliance and litigation and intellectual property development and protection. Before joining Itron, Mr. Ware served as Executive Director and General Manager - Parts at Johnson Controls International (JCI) from 2018 to 2021. Before that position, Mr. Ware occupied numerous senior legal roles within JCI from 2011 to 2018. He also held roles in the U.S. Attorney's Office, Department of Justice, and several private law firms.

Item 1A: Risk Factors

Business and Industry Risks

Our primary customers are within the utility industry, which has exhibited lengthy sales cycles and irregular capital spending patterns, each of which could cause our operating results to fluctuate significantly.

We derive the majority of our revenues from sales of products and services to utilities. Purchases of our products may be deferred as a result of many factors, including economic downturns, slowdowns in new residential and commercial construction, customers' access to capital, the timing and availability of government subsidies or other incentives, utility specific financial circumstances, mergers and acquisitions, regulatory decisions, weather conditions, climate disruption, and fluctuating interest rates. We have experienced, and may in the future experience, variability in operating results on an annual and a quarterly basis as a result of these factors.

The industries in which we sell our products and services, in particular the utility industry, are subject to substantial government regulation. For example, regulations have often influenced the frequency of customer meter replacements. Sales cycles for our standalone meter products have typically been based on annual or biennial bid-based agreements. Utilities place purchase orders against these agreements as their inventories decline, which can create fluctuations in our sales volumes.

Sales cycles for smart metering solutions are generally long and unpredictable due to several factors, including budgeting, purchasing, and regulatory approval processes that can take several years to complete. Our utility customers typically issue requests for quotes and proposals, establish evaluation processes, review different technical options with vendors, analyze performance and cost/benefit justifications, and perform a regulatory review, in addition to applying the normal budget approval process. Today, governments around the world are implementing new laws and regulations to promote increased energy efficiency, slow or reverse growth in the consumption of scarce resources, reduce carbon dioxide emissions, and protect the environment. Many legislative and regulatory initiatives encourage utilities to develop a smart grid infrastructure, and some of these initiatives provide for government subsidies, grants, or other incentives to utilities and other participants in their industry to promote transition to smart grid technologies. If government regulations regarding the smart grid and smart metering are delayed, revised to permit lower or different investment levels in metering infrastructure, or terminated altogether, this could have a material adverse effect on our results of operation, cash flow, and financial condition.

We must continually shift and adapt our products and services mix, which requires substantial judgment and investment.

Our market is characterized by increasing complexity driven by evolving technology, increased regulatory pressures, and the emergence of new competitive products, all of which impact the way our products and services are designed, developed, marketed, and delivered. The shift in, and increasing complexity of, our products and services mix involves judgment and entails risks. In order to successfully design and develop more complex offerings, we must anticipate the right products, solutions, and technologies to meet estimated market demands. These estimates may prove wrong. Additionally, our complex offerings may contain defects when they are first introduced; their release may be delayed due to unforeseen difficulties during product and service design and development; or they may have reliability, quality, or compatibility problems. We may not be able to successfully design workarounds. Any shift in, or increased complexity of, our products and services mix may not be easily understood or adopted by our current or future customers, who may be reluctant to buy, or may delay purchases of, our products and services.

Additionally, our evolving products and services mix could cause us to incur substantial additional costs if we need to materially improve our manufacturing infrastructure, develop new systems to deliver our services, or fundamentally change the way in which we deliver services. Also, if one of our new offerings were competitive to our prior offerings and represented an adequate or superior alternative, customers could decide to abandon prior offerings that produce higher revenue or better margins than the new offering. Therefore, the adaptation to new technologies or standards or the development and launch of new products or services could result in lower revenue, lower margins, and/or higher costs, which could unfavorably impact our financial performance.

Delays in the availability of or shortages in raw materials and component parts used in the manufacture of our products, as well as freight, labor, regulatory compliance, and other ancillary cost increases, could unfavorably impact our revenues and results of operations.

We are impacted by the availability and prices of raw materials and component parts used in the manufacturing process of our products. Raw materials include purchased castings made of metal or alloys (such as brass, which uses copper as its main component, aluminum, stainless steel and cast iron), plastic resins, glass, and other electronic components, such as

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microprocessors and semiconductors. There are multiple sources for these raw materials and components, but we sometimes rely on single suppliers for certain of these materials. Our inability to obtain adequate supplies of raw materials and component parts at favorable prices could have a material adverse effect on our business, financial condition, or results of operations, including reduced revenue, lower profit margins, and delays in deliveries to customers, which could result in damages or penalties to be paid under the terms of certain of our customer contracts. Since we do not control the production of these raw materials and component parts, there may be delays caused by an interruption in the production or transportation of these materials for reasons that are beyond our control. World commodity markets, inflation, tariffs, or embargoes may also affect the availability or prices of raw materials or component parts. In addition, there is potential for increased costs on materials to comply with global regulations and other regional requirements. Recently, inflation in our raw materials and component costs, freight charges, and labor costs have increased above historical levels, due to, among other things, the continuing impacts of the pandemic and the uncertain economic environment. Certain customer arrangements within our backlog may include previously committed pricing, and we may or may not be able to fully recover increased costs through pricing actions with these customers.

Our operations may be adversely impacted if key vendors, strategic partners, and other third parties fail to perform.

Certain of our products, subassemblies, and system components, including most of our circuit boards, are procured from limited or sole sources. We could experience operational difficulties with these sources, including reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs, vendors' access to capital, and increased lead times. Additionally, our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters and pandemics, component or material shortages, cybersecurity events (such as ransomware), cost increases, or other similar problems. Further, to minimize their inventory risk, our manufacturers may not order components from third-party suppliers with adequate lead time, thereby impacting our ability to meet our demand forecast. If we fail to manage our relationship with our manufacturers effectively, or if they experience operational difficulties, our ability to ship products to our customers and distributors could be impaired, and our competitive position and reputation could be harmed. If we receive shipments of products that fail to comply with our technical specifications, which have been compromised in some manner (specifically integrated circuit chips), or that fail to conform to our quality control standards, and if we are not able to obtain replacement products in a timely manner, we risk revenue losses from the inability to sell those products, increased administrative and shipping costs, and lower profitability. Additionally, if defects are not discovered until after consumers take delivery of our products, those customers could lose confidence in the technical attributes of our products, and our business could be harmed. Although arrangements with these partners may contain provisions for warranty expense reimbursement, we may remain responsible to the customer for warranty service in the event of product defects and could experience an unanticipated product defect or warranty liability. While we rely on partners to adhere to our supplier code of conduct, material violations of the supplier code of conduct could occur.

We have been and could continue to be affected by ongoing global economic impacts, and such impacts could continue to have an adverse effect on our business operations, results of operations, cash flows, and financial condition.

Adverse economic or market conditions, and perceptions or expectations about current or future conditions, such as inflation, rising interest rates, fluctuations in foreign currency exchange rates, recessions, economic sanctions, natural disasters, epidemics or pandemics, political instability, wars, including the conflicts in Ukraine and Israel, are beyond our control and could negatively affect our business and financial condition. These economic conditions and global events have caused, and may in the future cause, disruptions and volatility in global financial markets, create disruption in customer demand and global supply chains, increase delinquency rates and write offs of customer accounting receivable and other unforeseen consequences. While recently improving from 2022 levels, our ability to obtain adequate supply of semiconductor components has impacted our ability to service customer demand in a timely manner. The temporary imbalance in supply and demand creates business uncertainties that include costs and availability. Efforts continue with suppliers to improve supply resiliency, including the approval of alternate sources. Recently, inflation in our raw materials and component costs, freight charges, and labor costs have increased above historical levels, due to, among other things, the continuing impacts of the uncertain economic environment. We may or may not be able to fully recover these increased costs through pricing actions with our customers. Currently, we have not identified any significant decrease in long-term customer demand for our products and services. Certain of our customer projects have experienced delays in deliveries, with revenues originally forecasted in prior periods shifting to future periods.

We face competition, which may result in a loss of market share or price erosion of our products and services.

We face competitive pressures from a variety of companies in each of the markets we serve. Some of our present and potential future competitors have, or may have, substantially greater financial, marketing, technical, or manufacturing resources and, in some cases, have greater name recognition, customer relationships, and experience. These competitors may sell products and services at lower prices in order to gain or grow market share, be able to respond more quickly to new or emerging technologies and changes in customer requirements and may have made or make strategic acquisitions or establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our prospective customers. Other companies may also drive technological innovation and develop products and services that are equal in quality and performance or superior to our products and services, which could reduce our market position, reduce our overall sales, and require us to invest additional funds in new technology development. In addition, our products and services may experience price erosion if low-cost providers expand their presence in our markets, improve their quality, or form alliances or cooperative relationships with our competitors, or if our products and services become commoditized. For example, some utilities may purchase meters separately from the technology and components that enable network connectivity. The specifications for such meters may require interchangeability, which could lead to further commoditization of the meter, which could negatively impact prices and margins. Other events outside our control may also drive pressure on prices, including movement away from manually read meters, government programs, and new construction. Should we fail to compete successfully with current or future competitors or to adequately manage pricing pressure, we could experience material adverse effects on our business, financial condition, results of operations, and cash flows.

If we cannot continue to invest in developing competitive products and services, we may not be able to compete effectively.

Our future success could depend, in part, on our ability to continue to develop, design and manufacture competitive products and services, enhance and sustain our existing products and services, keep pace with technological advances and changing customer requirements, gain international market acceptance, and manage other factors in the markets in which we sell our products and services. Product and service development may require continued investment to maintain our competitive position, and the periods in which we incur significant research and development costs may drive variability in our results of operations. We may not have the necessary capital, or access to capital at acceptable terms, to make these investments. We have made, and expect to continue to make, substantial investments in technology development. However, we may experience unforeseen problems in the development or performance of our technologies or products, which can prevent us from meeting our research and development schedules. New products often require certifications or regulatory approvals before the products can be used, and we cannot be certain our new products will be approved in a timely manner, or at all. Finally, we may not achieve market acceptance of our new products and services.

If we are unable to maintain a high level of customer satisfaction, demand for our products and services could suffer.

We believe our success depends on our ability to understand and address our customers' requirements and concerns. This includes our ability to effectively articulate and demonstrate to customers how our products and services meet their needs and to deliver our products timely as committed, with a sufficient level of quality. We face concerns about the security of our products and services and our ability to adequately protect our customers' data and their customers' data, specifically regarding detailed energy usage information. In addition, we continue to work toward easing general concerns about the safety and perceived health risks of using radio frequency communications, as well as privacy concerns of monitoring home appliance energy usage, which have had some adverse publicity in the past. If we were unable to overcome these real and perceived risks, we could face customer dissatisfaction, dilution of our brand, decreased overall demand for our services, and loss of revenue. In addition, our inability to meet customer performance, safety, and service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and unfavorably impact our operating results.

Product defects could disrupt our operations and result in harm to our reputation and financial position.

Our products are complex and may contain defects or experience failures due to any number of issues in design, materials, deployment, and/or use. If any of our products contain a defect, a compatibility or interoperability issue, or other types of errors, we may have to devote significant time and resources to identify and correct the issue. We provide product warranties for varying lengths of time and establish allowances in anticipation of warranty expenses. In addition, we recognize contingent liabilities for additional product-failure related costs. These warranty and related product-failure allowances may be inadequate due to product defects and unanticipated component failures, as well as higher than anticipated material, labor, and other costs we may incur to replace projected product failures. A product recall or a significant number of product returns could be expensive; damage our reputation and relationships with utilities, meter and communication vendors, other third-party vendors, or regulatory entities; result in the loss of business to competitors; or result in litigation. We may incur additional warranty expenses in the future with respect to new or established products, which could materially and adversely affect our operations and financial position.

Business interruptions could adversely affect our business, financial condition, and results of operations.

Our worldwide operations could be subject to hurricanes, tornadoes, earthquakes, floods, fires, extreme weather conditions, medical epidemics or pandemics, geopolitical instability, cybersecurity attacks, including ransomware, business email compromise, and distributed denial of service (DDoS), or other natural or man-made disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our business, financial condition, and results of operations.

Our key manufacturing facilities are concentrated, and, in the event of a significant interruption in production at any of our manufacturing facilities, considerable expense, time, and effort could be required to establish alternative production lines to meet contractual obligations, which would have a material adverse effect on our business, financial condition, and results of operations.

Asset impairment could result in significant changes that would adversely impact our future operating results.

We have inventory, intangible assets, long-lived assets, and goodwill that are susceptible to valuation adjustments as a result of changes in various factors or conditions, which could impact our results of operations and financial condition. Factors that could trigger an impairment of such assets include the following:

- reduction in the net realizable value of inventory, which becomes obsolete or exceeds anticipated demand
- changes in our organization or management reporting structure, which could result in additional reporting units, requiring greater aggregation or disaggregation in our analysis by reporting unit and potentially alternative methods/ assumptions of estimating fair values
- underperformance relative to projected future operating results
- changes in the manner or use of the acquired assets or the strategy for our overall business
- unfavorable industry or economic trends
- decline in our stock price for a sustained period or decline in our market capitalization below net book value

Failure to attract and retain key personnel who are critical to the success of our business could unfavorably impact our ability to operate or grow our business.

Our success depends in large part on the efforts of our highly qualified technical and management personnel and highly skilled individuals in all disciplines. The loss of one or more of these employees and the inability to attract and retain qualified replacements could have a material adverse effect on our business. In addition, as our products and services become more technologically complex, it could become especially difficult to recruit or retain personnel with unique in-demand skills and knowledge, whom we would expect to become recruiting targets for our competitors and for other companies relying on similar talent. There is no assurance that we will be able to recruit or retain qualified personnel, and this failure could diminish our ability to develop and deliver new products and services, which could cause our operations and financial results to be unfavorably impacted.

Changes in accounting principles and guidance could result in unfavorable accounting charges or effects.

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These principles are subject to interpretation by the SEC and various bodies formed to create and interpret appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a material effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results.

Risks Related to Our Corporate Structure and Organization

Our indebtedness could restrict our operational flexibility and prevent us from raising additional capital or meeting our obligations under our debt instruments.

As of December 31, 2023, our total outstanding indebtedness was $460.0 million as described under Liquidity and Capital Resources. Our current credit facility, originally entered on January 5, 2018 (as amended, the 2018 credit facility) allows us to draw on a $500.0 million revolving line of credit. This indebtedness could have important consequences to us, including:

- increasing our vulnerability to general economic and industry conditions

- requiring a substantial portion of our cash flow used in operations to be dedicated to the payment of principal and interest, therefore reducing our liquidity and our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities

- requiring us to meet specified financial ratios, a failure of which may result in restrictions on us and our subsidiaries to take certain actions or result in the declaration of an event of default, which, if not cured or waived, could require acceleration of required payments against such indebtedness and result in cross defaults under our other indebtedness

- exposing us to the risk of increased market interest rates, and corresponding increased interest expense, as unhedged borrowings under the 2018 credit facility would be at variable rates of interest

- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes

Our 2018 credit facility places restrictions on our ability, and the ability of many of our subsidiaries, dependent on meeting specified financial ratios, to, among other things:

• incur more debt	• pay dividends, make distributions, and repurchase capital stock
• make certain investments	• create liens
• execute transactions with affiliates	• execute sale lease-back transactions
• merge or consolidate	• transfer or sell assets

Our ability to make scheduled payments on and/or to refinance our indebtedness depends on, and is subject to, our financial and operating performance, which is influenced in part by general economic, financial, competitive, legislative, regulatory, counterparty business, and other risks that are beyond our control, including the availability of financing in the U.S. banking system and capital markets. We cannot be certain that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt, or to fund our other liquidity needs on commercially reasonable terms or at all.

If we were unable to meet our debt service obligations or to fund our other liquidity needs, we would need to restructure or refinance all or a portion of our debt, which could cause us to default on our debt obligations and impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Even if refinancing indebtedness were available, any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default under any of our indebtedness, the holders of the defaulted debt could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest, which in turn could result in cross defaults under our other indebtedness. The lenders under the 2018 credit facility could also elect to terminate their commitments thereunder and cease making further loans, and such lenders could institute foreclosure proceedings against their collateral, and we could be forced into bankruptcy or liquidation. If we breach our covenants under the 2018 credit facility, we would be in default thereunder. Such lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Although our debt instruments contain certain restrictions, these restrictions are subject to a number of qualifications and exceptions, including that certain trade payables do not constitute indebtedness. Additional indebtedness incurred in compliance with these restrictions could be substantial. To the extent we incur additional indebtedness or other obligations, the risks described above and others described herein may increase.

The convertible note hedge and warrant transactions may affect the value our common stock.

In connection with the issuance of the convertible notes, we entered into convertible note hedge transactions with certain financial institutions, which we refer to as "hedge counterparties". We also entered into warrant transactions with the hedge counterparties pursuant to which we sold warrants for the purchase of our common stock. The convertible note hedge transactions are generally to reduce the potential dilution upon any conversion of convertible notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be. The warrant transactions would separately have a dilutive effect to the extent that the market price per share of our common stock exceeds the strike price of any warrants unless, subject to the terms of the warrant transactions, we elect to cash settle the warrants.

The hedge counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the convertible notes (and are likely to do so during any observation period related to a conversion of convertible notes or following any repurchase of convertible notes by us in connection with any fundamental change repurchase date or otherwise). This activity could also cause or avoid an increase or a decrease in the market price of our common stock.

The potential effect, if any, of these transactions and activities on the market price of our common stock or the convertible notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock.

Future sales of our stock in the public market, or the issuance of stock upon conversion of the convertible notes, could cause our stock price to decline.

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares for sale will have on the prevailing trading price of our common stock from time to time. Sales of a substantial number of shares of our common stock could cause the price of our common stock to decline. In addition, a substantial number of shares of our common stock will be reserved for issuance upon conversion of the convertible notes. We may in the future also issue shares of common stock for financings, acquisitions, or equity incentives. If we issue additional shares of common stock in the future, such issuances would have a dilutive effect on the economic interest of our common stock.

Our strategy may lead to acquisitions, divestitures, and investments, which we may not be able to execute or integrate successfully.

In pursuing our business strategy, we may conduct discussions, evaluate companies, and enter into agreements regarding possible acquisitions, divestitures, or equity investments. We have completed acquisitions and may make investments in the future, both within and outside of the United States. We may also execute divestitures. Acquisitions, investments, and divestitures involve numerous risks such as the diversion of senior management's attention; unsuccessful integration of the acquired or disintegration of the divested entity's personnel, operations, technologies, and products; unidentified or identified but non-indemnified pre-closing liabilities that we may be responsible for; incurrence of significant expenses to meet an acquiree's customer contractual commitments; lack of market acceptance of new services and technologies; undiscovered cybersecurity breaches; difficulties in operating businesses in international legal jurisdictions; or transaction-related or other litigation, and other liabilities. Failure to adequately address these issues could result in the diversion of resources and adversely impact our ability to manage our business. In addition, acquisitions and investments in third parties may involve the assumption of obligations and liabilities, significant write-offs, or other charges associated with the acquisition or investment. Impairment of an investment, goodwill, or an intangible asset may result if these risks were to materialize. For investments in entities that are not wholly owned by Itron, such as joint ventures, a loss of control as defined by GAAP could result in a significant change in accounting treatment and a change in the carrying value of the entity. There can be no assurance that an acquired business may perform as expected, accomplish our strategic objectives, or generate significant revenues, profits, or cash flows. Any divestiture could result in disruption to other parts of our business, potential loss of employees or customers, exposure to unanticipated liabilities, or result in ongoing obligations and liabilities following any such divestiture. For example, in connection with a divestiture, we may enter into transition services agreements or other strategic relationships, including long-term commercial arrangements, sales arrangements, or agree to provide certain indemnities to the purchaser in any such transaction, which may result in additional expense and may adversely affect our financial condition and results of operations.

Our customer contracts are complex and contain provisions that could cause us to incur penalties, be liable for damages, and/ or incur unanticipated expenses with respect to the functionality, deployment, operation, and availability of our products and services.

In addition to the risk of unanticipated warranty or recall expenses, our customer contracts may contain provisions that could cause us to incur penalties, be liable for damages including liquidated damages, or incur other expenses if we experience difficulties with respect to the functionality, deployment, operation, security, or availability of our products and services. Some of these contracts contain long-term commitments to a set schedule of delivery or performance and require us to deliver standby letters of credit or bonds as a guarantee to the customer for our future performance. If we fail in our estimated schedule or we fail in our management of the project, this may cause delays in completion. In the event of late deliveries, late or improper installations or operations, failure to meet product or performance specifications or other product defects, or interruptions or delays in our managed service offerings, our customer contracts may expose us to penalties, liquidated damages, and other liabilities. In the event we were to incur contractual penalties, such as liquidated damages or other related costs that exceed our expectations, our business, financial condition, and operating results could be materially and adversely affected. Additionally, if we were to determine that products and/or services to be delivered under a specific component of a customer contract would result in a loss due to expected revenues estimated to be less than expected costs, we could be required to recognize a reduction of revenue in the period we made such determination, and such reduction could be material to our results of operations.

We are subject to international business uncertainties, obstacles to the repatriation of earnings, and foreign currency fluctuations.

A portion of our revenue is derived from operations conducted outside the United States. International sales and operations may be subjected to risks such as the imposition of government controls, government expropriation of facilities, lack of a well-established system of laws and enforcement of those laws, access to a legal system free of undue influence or corruption, political instability, terrorist activities, restrictions on the import or export of critical technology, or adverse tax burdens.

Our business is also subject to foreign currency exchange rates fluctuations, particularly with respect to the euro, Canadian dollar, Indonesian rupiah, and Pound sterling, as well as various other currencies. Change in the value of currencies of the countries in which we do business relative to the value of the U.S. dollar or euro could affect our ability to sell products competitively and control our cost structure, which could have an adverse effect on our business, financial condition, and results of operations. Additionally, we are subject to foreign exchange translation risk due to changes in the value of foreign currencies in relation to our reporting currency, the U.S. dollar. The translation risk is primarily concentrated in the exchange rate between the U.S. dollar and the euro. As the U.S. dollar fluctuates against other currencies in which we transact business, revenue and income can be impacted, include revenue decreases due to unfavorable foreign currency impacts. Strengthening of the U.S. dollar relative to the euro and the currencies of the other countries in which we do business, could materially and adversely affect our ability to compete in international markets and our sales growth in future periods.

Other risks related to our international operations include lack of availability of qualified third-party financing, generally longer receivable collection periods than those commonly practiced in the United States, trade restrictions, changes in tariffs, labor disruptions, difficulties in staffing and managing international operations, difficulties in imposing and enforcing operational and financial controls at international locations, potential insolvency of international distributors, preference for local vendors, burdens of complying with different permitting standards and a wide variety of foreign laws, and obstacles to the repatriation of earnings and cash.

International expansion and market acceptance depend on our ability to modify our technology to take into account such factors as the applicable regulatory and business environment, labor costs, and other economic conditions. In addition, the laws of certain countries do not protect our products or technologies in the same manner as the laws of the United States. Further, foreign regulations or restrictions, e.g., opposition from unions or works councils, could delay, limit, or disallow significant operating decisions made by our management, including decisions to exit certain businesses, close certain manufacturing locations, or other restructuring actions. There can be no assurance that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, financial condition, and results of operations.

We may not achieve the anticipated savings and benefits from current or any future restructuring projects and such activities could cause us to incur additional charges in our efforts to improve profitability.

We have implemented multiple restructuring projects to improve our cost structure, and we may engage in similar restructuring activities in the future. These restructuring activities reduce our available employee talent, assets, and other resources, which could slow research and development, impact ability to respond to customers, increase quality issues, temporarily reduce manufacturing efficiencies, and limit our ability to increase production quickly. In addition, delays in implementing restructuring projects, unexpected costs, unfavorable negotiations with works councils or matters involving third-party service providers, our failure to retain key employees, changes in governmental policies or regulatory matters, adverse market conditions, or failure to meet targeted improvements could change the timing or reduce the overall savings realized from the restructuring project.

The successful implementation and execution of our restructuring projects are critical to achieving our expected cost savings as well as effectively competing in the marketplace and positioning us for future growth. If our restructuring projects were not executed successfully, it could have a material adverse effect on our competitive position, business, financial condition, cash flow, and results of operations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results, prevent fraud, or maintain investor confidence.

Effective internal controls are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. We have devoted significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act. In addition, Section 404 under the Sarbanes-Oxley Act requires that our auditors attest to the operating effectiveness of our controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting, data systems, and controls across our operating subsidiaries. Furthermore, an important part of our growth strategy has been, and may continue to be, the acquisition of complementary businesses, and we expect these systems and controls to become increasingly complex to the extent that we integrate acquisitions and our business grows. Likewise, the complexity of our transactions, systems, and controls may become more difficult to manage. In addition, new accounting standards may have a significant impact on our financial statements in future periods, requiring new or enhanced controls. We cannot be certain that we won't experience deficiencies in the design, implementation, and maintenance of adequate controls over our financial processes and reporting in the future, especially for acquisition targets that may not have been required to comply with Section 404 of the Sarbanes-Oxley Act prior to the date of acquisition.

Failure to implement new controls or enhancements to controls, difficulties encountered in control implementation or operation, or difficulties in the assimilation of acquired businesses into our control system could result in additional errors, material misstatements, or delays in our financial reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have an unfavorable effect on the trading price of our stock and our access to capital.

We may encounter strikes or other labor disruptions that could adversely affect our financial condition and results of operations.

We have significant operations throughout the world. In a number of countries outside the U.S., our employees are covered by collective bargaining agreements. As the result of various corporate or operational actions, which our management has undertaken or may be made in the future, we could encounter labor disruptions. These disruptions may be subject to local media coverage, which could damage our reputation. Additionally, the disruptions could delay our ability to meet customer orders and could adversely affect our results of operations. Any labor disruptions could also have an impact on our other employees. Employee morale and productivity could suffer, and we may lose valued employees whom we wish to retain.

We may not realize the expected benefits from strategic alliances, which could adversely affect our operations.

We have several strategic alliances with large, complex organizations and other companies with which we work to offer complementary products and services. There can be no assurance we will realize the expected benefits from these strategic alliances. If successful, these relationships may be mutually beneficial and result in shared growth. However, alliances carry an element of risk because, in most cases, we must both compete and collaborate with the same company from one market to the next. Should our strategic partnerships fail to perform, we could experience delays in research and development or experience other operational difficulties.

We are exposed to counterparty default risks with our financial institutions and insurance providers.

If one or more of the depository institutions in which we maintain significant cash balances were to fail, our ability to access these funds might be temporarily or permanently limited, and we could face material liquidity problems and financial losses.

The lenders of our 2018 credit facility include several participating financial institutions. Our revolving line of credit allows us to provide letters of credit in support of our obligations for customer contracts and provides additional liquidity. If our lenders were unable to honor their line of credit commitments due to the loss of a participating financial institution or other circumstance, we would need to seek alternative financing, which may not be under acceptable terms, and therefore could adversely impact our ability to successfully bid on future sales contracts and adversely impact our liquidity and ability to fund some of our internal initiatives or future acquisitions.

Risks Related to Our Technology and Intellectual Property

If we are unable to adequately protect our intellectual property, we may need to expend significant resources to enforce our rights or suffer competitive injury.

While we believe our patents and other intellectual property have significant value, it is uncertain that this intellectual property or any intellectual property acquired or developed by us in the future will provide meaningful competitive advantages. There can be no assurance our patents or pending applications will not be challenged, invalidated, or circumvented by competitors or that rights granted thereunder will provide meaningful proprietary protection. Moreover, competitors may infringe on our patents or successfully avoid them through design innovation. To combat infringement or unauthorized use of our intellectual property, we may initiate litigation, which can be expensive and time-consuming. In addition, in an infringement proceeding a court may decide that a patent or other intellectual property right of ours is not valid or is unenforceable or may refuse to stop the other party from using the technology or other intellectual property right at issue on the grounds that it is non-infringing or the legal requirements for an injunction have not been met. We could also lose our right to use marks and brand names, which might diminish our ability to compete in the United States and other markets. Policing unauthorized use of our intellectual property is difficult and expensive, and we cannot provide assurance that we will be able to prevent misappropriation of our proprietary rights, particularly in countries that do not protect such rights in the same manner as in the United States.

We may face losses associated with alleged unauthorized use of third-party intellectual property.

We may be subject to claims or inquiries regarding alleged unauthorized use of a third-party's intellectual property. An adverse outcome in any intellectual property litigation or negotiation could subject us to significant liabilities to third parties, require us to license technology or other intellectual property rights from others, require us to comply with injunctions to cease marketing or the use of certain products or brands, or require us to redesign, re-engineer, or rebrand certain products or packaging, any of which could affect our business, financial condition, and results of operations. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses at acceptable terms, if at all. In addition, the cost of responding to an intellectual property infringement claim, in terms of legal fees, expenses, and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on our business, financial condition, and results of operations.

If our products infringe the intellectual property rights of others, we may be required to indemnify our customers for any damages they suffer. We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

If we were unable to protect our information technology infrastructure and network against data corruption, cyber-based attacks or network security incidents caused by unauthorized access, we could be exposed to an increased risk of customer liability and reputational damage.

We rely on various information technology systems to capture, process, store, and report data and interact with customers, vendors, and employees. Despite taking steps to secure all information and transactions, our information technology systems, and those of our third-party providers, may be subject to corruption from cyber-attacks or other network security incidents. In addition to threats from traditional computer hackers, we also face threats from sophisticated organized crime, nation-state, and nation-state-supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to our systems (including those hosted by third-party providers) and internal networks. Ransomware and cyber extortion attacks, including those perpetrated by organized crime, nation-state, and nation-state-supported actors, are becoming increasingly prevalent and severe and could lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Any unauthorized access to our systems could result in misappropriation of the data or disruption of operations. In addition, hardware, operating system software, software libraries, and applications that we procure from third parties may contain defects in design or manufacturing that could interfere with the operation of the systems or include security vulnerabilities that may be exploited by attackers to compromise our systems and data. Misuse of internal applications; theft of intellectual property, trade secrets, or other corporate assets; and inappropriate disclosure of confidential or personal information could stem from such incidents.

In addition, an increasing number of our products and services connect to and are part of the IIoT, the internet, telecommunications networks, and public cloud services. As such, the products and services we offer may involve the transmission of large amounts of sensitive and proprietary information over public and private communications networks, as well as the processing and storage of confidential and personal customer data. While we attempt to provide adequate security measures to safeguard our products and services, techniques used to gain unauthorized access to or to sabotage systems are constantly evolving and therefore may not be recognized before they take effect. Unauthorized access, remnant data exposure, computer viruses, DDoS attacks, accidents, employee error or malfeasance, intentional misconduct by computer hackers, and other disruptions may occur. This could lead to gaps in infrastructure, hardware and software vulnerabilities, and security controls. The exposed or unprotected data could be compromised and (i) interfere with the delivery of services to our customers, (ii) impede our customers' ability to do business, or (iii) expose information to unauthorized third parties. Like many companies, we are the target of cyber-attacks of varying degrees of severity. We have not incurred any material cyber-attacks or incidents, nor have we had any material adverse effects on our operating results or financial condition. However, there can be no assurance of a similar result in future security incidents.

As a company that processes confidential information related to our clients, vendors, and employees, including customer data and personally identifiable information, we are subject to compliance obligations under federal, state and foreign privacy, data protection, and cybersecurity-related laws, including federal, state and foreign security breach notification laws applicable to such data. These laws, which include the European Union (EU) General Data Protection Regulation (GDPR) and the California Privacy Rights Act of 2020 (CPRA), impact our data processing activities and obligations as both a data controller and data processor.

Complying with privacy, data protection, and cybersecurity laws and requirements, including the enhanced obligations imposed by the GDPR and state privacy laws such as the CPRA, may result in significant increases to our business costs and impact our business practices. Failing to comply with privacy, data protection, and cybersecurity laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or other adverse consequences.

The occurrence of security incidents could expose us to an increased risk of lawsuits, loss of existing or potential customers, harm to our reputation, and increases in our security costs. Depending on the jurisdiction, security incidents could trigger notice requirements to impacted individuals and regulatory investigations leading to penalties and increased reputational harm. As public awareness of data security events and privacy violations by other companies increases, actual or perceived concerns about our privacy and data security compliance measures may damage our reputation, whether such concerns are valid or invalid.

The future enactment of more restrictive laws, rules or regulations and future enforcement actions or investigations could have materially adverse impacts, such as increased costs and restrictions on our businesses.

Any such operational disruption and/or misappropriation of information could result in lost sales, unfavorable publicity, product recalls, or business delays and could have a material adverse effect on our business.

We rely on information technology systems that may fail to operate effectively, require upgrades and replacements, or experience breaches.

Our industry requires the continued operation of sophisticated information technology systems and network infrastructures, which may be subject to disruptions arising from events that are beyond our control. We are dependent on information technology systems, including, but not limited to, networks, applications, and outsourced services. We continually enhance and implement new systems and processes throughout our global operations.

We offer managed services and software utilizing several data center facilities located worldwide. Any damage to, or failure of, these systems could result in interruptions in the services we provide to our utility customers. As we continue to add capacity to our existing and future data centers, we may move or transfer data. Despite precautions taken during this process, any delayed or unsuccessful data transfers may impair the delivery of our services to our utility customers. We also sell vending and pre-payment systems with security features that, if compromised, may lead to claims against us.

We have a primary enterprise resource planning (ERP) system that maintains sales and transactional information to facilitate processes. This system may require updates and upgrades periodically that could be expensive and time consuming undertakings. Successful upgrades and updates provide many benefits, while unsuccessful upgrades and updates may cost us significant time and resources.

The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, or a breach in security of these systems due to computer viruses, hacking, acts of terrorism, and other causes could materially and adversely affect our business, financial condition, and results of operations by harming our ability to accurately forecast sales demand, manage our supply chain and production facilities, achieve accuracy in the conversion of electronic data and records, and report financial and management information on a timely and accurate basis. In addition, due to the systemic internal control features within ERP systems, we may experience difficulties that could affect our internal control over financial reporting.

Financial and Market Risks

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to fluctuate.

The 2018 credit facility bears, and other indebtedness we may incur in the future may bear, interest at a variable rate. As a result, at any given time interest rates on the 2018 credit facility and any other variable rate debt could be higher or lower than current levels. If interest rates increase, our debt service obligations on our variable rate indebtedness may increase even though the amount borrowed remains the same, and therefore net income and associated cash flows, including cash available for servicing our indebtedness, may correspondingly decrease. While we continually monitor and assess our interest rate risk relative to the value of related debt and have previously entered into derivative instruments to manage such risk, these instruments could be ineffective at mitigating all or a part of our risk, including changes to the applicable margin under our 2018 credit facility. At December 31, 2023, there were no outstanding loan balances under the credit facility.

The adoption of Secured Overnight Financing Rate (SOFR) may adversely affect our borrowing costs.

In line with requirements following the discontinuation of LIBOR as a reference rate, the 2018 credit facility was amended in the fourth quarter of 2022 to replace LIBOR with SOFR plus a credit spread of 10 basis points. Certain Itron interest rate derivatives and a portion of Itron indebtedness bear interest at variable interest rates, primarily now based on SOFR, which is subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. Also, the use of SOFR based rates is relatively new, and there could be unanticipated difficulties or disruptions with the calculation and publication of SOFR based rates. In particular, if the agent under the 2018 credit facility determines that SOFR Rates cannot be determined or the agent or the lenders determine that SOFR based rates do not adequately reflect the cost of funding the SOFR Loans, outstanding SOFR Loans will be converted into Replacement Rate Loans. This could result in increased borrowing costs for the Company if we utilize the credit facility. At December 31, 2023, there were no outstanding loan balances under the credit facility.

We have pension benefit obligations, which could have a material impact on our earnings, liabilities, and shareholders' equity and could have significant adverse impacts in future periods.

We sponsor both funded and unfunded defined benefit pension plans for our international employees, primarily in Germany, France, India, and Indonesia. Our general funding policy for these qualified pension plans is to contribute amounts sufficient to satisfy regulatory funding standards of the respective countries for each plan.

The determination of pension plan expense, benefit obligation, and future contributions depends heavily on market factors such as the discount rate and the actual return on plan assets. We estimate pension plan expense, benefit obligation, and future contributions to these plans using assumptions with respect to these and other items. Changes to those assumptions could have a significant effect on future contributions, as well as on our annual pension costs and/or result in a significant change to shareholders' equity.

Legal and Regulatory Risks

Changes in tax laws, valuation allowances, and unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

We are subject to income tax in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves may be established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances. The provision for income taxes includes the impact of reserve positions and changes to reserves that are considered appropriate, as well as valuation allowances when we determine it is more likely than not that a deferred tax asset cannot be realized. In addition, future changes in tax laws in the jurisdictions in which we operate could have a material impact on our effective income tax rate and profitability. We regularly assess these matters to determine the adequacy of our tax provision, which is subject to significant judgment.

Beginning January 1, 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years, dependent upon the geography in which the expenditures are incurred. Although Congress has considered legislation that would defer, modify, or repeal the capitalization and amortization requirement, as of year-end no such deferral has been passed. The income tax provision has been prepared according to currently enacted tax legislation, including the effect of guidance issued in December 2023 that provided clarity regarding research providers and recipients.

In August 2022, the Inflation Reduction Act was signed into law, which made a number of changes to the Internal Revenue Code, including adding a 1% excise tax on stock buybacks by publicly traded corporations and a 15% minimum tax on adjusted financial statement income of certain large companies. The new 1% excise tax applies to share repurchase that occurred after December 31, 2022. The 15% minimum tax only applies to corporations with average book income in excess of $1 billion, so is not currently applicable.

The Organization for Economic Cooperation and Development (OECD) guidance under the Base Erosion and Profit Shifting (BEPS) initiative aims to minimize perceived tax abuses and modernize global tax policy, including the implementation of a global minimum effective tax rate of 15%. In December 2022, the Council of the European Union adopted OECD Pillar 2 for implementation by European Union member states by December 31, 2023. Legislation is in various stages of adoption, from formal legislative proposals to passage into law, in most countries where Itron has significant operations, and is expected to take effect for calendar year 2024. The OECD continues to release more guidance on these rules and framework and we are evaluating the impact to our financial position. These enactments or amendments could adversely affect our tax rate and ultimately result in a negative impact on our operating results and cash flows. Based upon preliminary calculations for calendar year 2024, the Company anticipates it will meet the safe harbors in most jurisdictions, and any remaining top-up tax should be immaterial.

A significant number of our products are affected by the availability and regulation of radio spectrum and could be affected by interference with the radio spectrum that we use.

A significant number of our products use radio spectrum, which are subject to regulation by the U.S. Federal Communications Commission (FCC). The FCC may adopt changes to the rules for our licensed and unlicensed frequency bands that are incompatible with our business. In the past, the FCC has adopted changes to the requirements for equipment using radio spectrum, and it is possible that the FCC or the U.S. Congress will adopt additional changes.

Although radio licenses are generally required for radio stations, Part 15 of the FCC's rules permits certain low-power radio devices (Part 15 devices) to operate on an unlicensed basis. Part 15 devices are designed for use on frequencies used by others. These other users may include licensed users, which have priority over Part 15 users. Part 15 devices may not cause harmful interference to licensed users and must be designed to accept interference from licensed radio devices. In the United States, our smart metering solutions are typically Part 15 devices that transmit information to (and receive information from, if applicable) handheld, mobile, or fixed network systems pursuant to these rules.

We depend upon sufficient radio spectrum to be allocated by the FCC for our intended uses. As to the licensed frequencies, there is some risk that there may be insufficient available frequencies in some markets to sustain our planned operations. The unlicensed frequencies are available for a wide variety of uses and may not be entitled to protection from interference by other users who operate in accordance with FCC rules. The unlicensed frequencies are also often the subject of proposals to the FCC requesting a change in the rules under which such frequencies may be used. If the unlicensed frequencies become crowded to unacceptable levels, restrictive, or subject to changed rules governing their use, our business could be materially adversely affected.

We have committed, and will continue to commit, significant resources to the development of products that use particular radio frequencies. Action by the FCC could require modifications to our products. The inability to modify our products to meet such requirements, the possible delays in completing such modifications, and the cost of such modifications all could have a material adverse effect on our future business, financial condition, and results of operations.

Outside of the United States, certain of our products require the use of RF and are subject to regulations in those jurisdictions where we have deployed such equipment. In some jurisdictions, radio station licensees are generally required to operate a radio transmitter, and such licenses may be granted for a fixed term and must be periodically renewed. In other jurisdictions, the rules permit certain low power devices to operate on an unlicensed basis. Our smart metering solutions typically transmit to (and receive information from, if applicable) handheld, mobile, or fixed network reading devices in license-exempt bands pursuant to rules regulating such use. In Europe, we generally use the 169 megahertz (MHz), 433/4 MHz, and 868 MHz bands. In the rest of the world, we primarily use the 433/4 MHz, 920 MHz and 2.4000-2.4835 gigahertz (GHz) bands, as well as other local license-exempt bands. To the extent we introduce new products designed for use in the United States or another country into a new market, such products may require significant modification or redesign to meet frequency requirements and other regulatory specifications. In some countries, limitations on frequency availability or the cost of making necessary modifications may preclude us from selling our products in those jurisdictions. In addition, new consumer products may create interference with the performance of our products, which could lead to claims against us.

Changes in environmental regulations, violations of such regulations, or future environmental liabilities could cause us to incur significant costs and could adversely affect our operations.

Our business and our facilities are subject to numerous laws, regulations, and ordinances governing, among other things, the storage, discharge, handling, emission, generation, manufacture, disposal, remediation of and exposure to toxic or other hazardous substances, and certain waste products. Many of these environmental laws and regulations subject current or previous owners or operators of land to liability for the costs of investigation, removal, or remediation of hazardous materials. In addition, these laws and regulations typically impose liability regardless of whether the owner or operator knew of, or was responsible for, the presence of any hazardous materials and regardless of whether the actions that led to the presence were conducted in compliance with the law. In the ordinary course of our business, we use metals, solvents, and similar materials, which are stored on-site. The waste created by the use of these materials is transported off-site on a regular basis by unaffiliated waste haulers. Many environmental laws and regulations require generators of waste to take remedial actions at, or in relation to, the off-site disposal location even if the disposal was conducted in compliance with the law. The requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. Failure to comply with current or future environmental regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations, or other actions, which could materially and adversely affect our business, financial condition, and results of operations. There can be no assurance that a claim, investigation, or liability would not arise with respect to these activities or that the cost of complying with governmental regulations in the future, either for an individual claim or in aggregate of multiple claims, would not have a material adverse effect on us.

Our international sales and operations are subject to complex laws relating to foreign corrupt practices and anti-bribery laws, among many others, and a violation of, or change in, these laws could adversely affect our operations.

The U.S. Foreign Corrupt Practices Act requires U.S. companies to comply with an extensive legal framework to prevent bribery of foreign officials. The laws are complex and require that we closely monitor local practices of our overseas offices. The U.S. Department of Justice continues to heighten enforcement of these laws. In addition, other countries continue to implement similar laws that may have extra-territorial effect. In the United Kingdom, where we have operations, the U.K. Bribery Act imposes significant oversight obligations on us and could impact our operations outside the United Kingdom. The costs for complying with these and similar laws may be significant and could require significant management time and focus.

Any violation of these or similar laws, intentional or unintentional, could result in fines and/or criminal penalties and have a material adverse effect on our business, financial condition, or results of operations. Further, we operate in some parts of the world that have experienced governmental corruption, and, in certain circumstances, local customs and practice might not be consistent with the requirements of anti-corruption laws. We remain subject to the risk that our employees, third party partners, or agents could engage in business practices that are prohibited by our policies and violate such laws and regulations.

Item 1B: Unresolved Staff Comments

None.

Item 1C: Cybersecurity

In order to address cybersecurity risks and threats, we have in place teams, processes, and programs for protecting company and customer information. We have an Information Security Steering Committee (ISSC), whose purpose is to oversee the overall information security program as well as product security and data protection. The ISSC consists of senior executives, including our CEO and CFO. The ISSC meets quarterly to discuss strategy and general updates and is advised by company personnel with expertise and experience in cybersecurity risk management. In the event of a significant cybersecurity or data privacy incident, the ISSC members are notified and updated on the status of the incident by an Incident Response Team.

We have a risk management process utilizing a Governance, Risk, and Compliance system. Our security program uses a "defense in depth" philosophy, meaning that multiple controls must be breached for an attack to be successful. We maintain a series of both protective and detective controls to ensure any breakdown or bypass of protection mechanisms is detected and escalated for response. We perform logging and monitoring across systems, directed to a centralized, secure logging system operated by the Information Security team. Significant events are assessed on a case-by-case basis for their potential impact and whether they could potentially become material.

We hold certifications to meet the requirements of our customers and regulators, such as ISO 27001, IEC62443, and others. In addition, Itron maintains SOC 1 and/or SOC 2 attestations for the majority of our customer-facing managed services businesses.

We maintain a cybersecurity incident policy, which provides guidelines for engaging our Board of Directors (the Board) in material cybersecurity incidents and events, including potential ransomware payments. Executive management reports on the status of the ISSC to the Board on a regular basis. At each Board meeting, a summary is provided covering the periodic assessment of Itron's Information Security Program. Semiannually, a summary is provided to the Board about Itron's internal response preparedness and assessments of risks. At each Board meeting, information regarding the current maturity level of the program, as measured against the National Institutes of Standards and Technology Cybersecurity Framework, is presented. Due to the nature of our business, a material security incident could have a significant impact on both our brand reputation and our ability to deliver services to our clients. During the period of this report, we have experienced no material cybersecurity incidents, nor any resulting materially adverse effects.

Item 2: Properties

We own our headquarters facility, which is located in Liberty Lake, Washington.

The following table lists our major manufacturing facilities by region and location as of December 31, 2023:

Region	Location	Square Footage
North America	Oconee, SC (O) Waseca, MN[1] (L)	325,840 110,000
Europe, Middle East, and Africa	Chasseneuil, France[1] (O) Macon, France (O) Massy, France (L) Oldenburg, Germany (L) Asti, Italy (O)	160,027 203,513 64,357 90,212 55,834
Asia/Pacific	Bekasi, Indonesia (O)	113,222

[1] The closures of the Waseca, Minnesota and Chasseneuil, France facilities are included in the 2023 Restructuring Plan, which is expected to be substantially complete by early 2025. For further details regarding our restructuring activities, refer to Part II, Item 8: Financial Statements and Supplementary Data, Note 13: Restructuring.

(O) - Manufacturing facility is owned
(L) - Manufacturing facility is leased

Our principal properties are in good condition, and we believe our current facilities are sufficient to support our operations.

In addition to our manufacturing facilities, we have numerous sales offices, research and development facilities, and distribution centers, which are located throughout the world.

Item 3: Legal Proceedings

SEC regulations require us to disclose certain information about proceedings arising under federal, state or local environmental provisions if we reasonably believe that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to the SEC regulations, Itron uses a threshold of $1 million or more for purposes of determining whether disclosure of any such environmental proceedings is required.

In conjunction with the Actaris S.p.A. (Actaris) acquisition in April 2007, Itron assumed Actaris's environmental cleanup liability and the related legal recourse for the Frosinone site in Italy. This site was originally owned and operated by Schlumberger before Schlumberger contributed it to Actaris in the course of the spin off of Actaris from Schlumberger Industries S.p.A on August 1, 2001. Since 2001, Schlumberger has fully reimbursed Actaris, and Itron as successor to Actaris's interests, for the Frosinone site remediation costs pursuant to an indemnification agreement. In December 2022, Itron was presented with a remediation plan, which addressed the water contamination issues, with an estimated cost of $1.9 million. The proposal has not been approved by the Italian Authorities as of February 26, 2024. Due to increased remediation work and costs associated with the required cleanup activities, Itron recognized an additional $0.9 million in costs during the fourth quarter of 2023. Schlumberger, pursuant to the indemnification agreement, will fully reimburse Itron.

In 2007-2008, Itron acquired an industrial site located at 1310 Emerald Road, Greenwood, South Carolina. Previous site owners used various chlorinated solvents and potential contaminants at the site. In 2013, Itron entered into a voluntary cleanup contract with the South Carolina Department of Health and Environmental Control (DHEC). Itron completed that process in 2019. In October 2021, DHEC sent Itron and three other potentially responsible parties (PRPs) a proposed site remediation plan with an estimated cost of $3.7 million. Itron objected to the proposed plan at a public hearing on November 4, 2021, and again in a letter to DHEC dated January 13, 2022. Given that the contamination arose from activities prior to Itron's ownership of the property and past remediation efforts, Itron has disputed its responsibility for any alleged contamination and suggested alternative proposals. Itron will continue to seek a reasonable resolution with DHEC and the other PRPs.

Item 4:   Mine Safety Disclosures

Not applicable.

PART II

Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol ITRI.

Performance Graph

The following graph compares the five-year cumulative total return to shareholders on our common stock with the five-year cumulative total return of our peer group of companies used for the year ended December 31, 2023, and the NASDAQ Composite Index.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Itron, Inc., the NASDAQ Composite Index, and Peer Groups

* $100 invested on December 31, 2018, in stock or index, including reinvestment of dividends.
Fiscal years ending December 31.

The performance graph above is being furnished solely to accompany this Report pursuant to Item 201(e) of Regulation S-K and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any of our filings, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

The above presentation assumes $100 invested on December 31, 2018 in the common stock of Itron, Inc., the peer groups, and the NASDAQ Composite Index, with all dividends reinvested. With respect to companies in the peer groups, the returns of each such corporation have been weighted to reflect relative stock market capitalization at the beginning of each annual period plotted. The historical stock prices shown above for our common stock are not necessarily indicative of future price performance.

Each year, we reassess our peer group to identify global companies that are either direct competitors or have similar industry and business operating characteristics. Our 2023 peer group includes the following publicly traded companies: LM Ericsson Telephone Company, Landis+Gyr, Mueller Water Products, and Xylem, Inc.

Issuer Repurchase of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
				In thousands
October 1, 2023 through October 31, 2023	—	$ —	—	$ 100,000
November 1, 2023 through November 30, 2023	—	—	—	100,000
December 1, 2023 through December 31, 2023	—	—	—	100,000
Total	—		—	

[1] Effective May 11, 2023, Itron's Board of Directors authorized a share repurchase program of up to $100 million of Itron's common stock over an 18-month period.

[2] Excludes commissions.

Holders

At February 22, 2024, there were 147 holders of record of our common stock.

Dividends

Since the inception of the Company, we have not declared or paid cash dividends. We intend to retain future earnings for the development of our business and do not anticipate paying cash dividends in the foreseeable future.

Item 6:   [Reserved]

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis compares the change in the consolidated financial statements for fiscal years 2023 and 2022 and should be read in conjunction with Item 8: Financial Statements and Supplementary Data. For comparisons of fiscal years 2022 and 2021, see our Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of our 2022 Annual Report on Form 10-K, filed with the Securities and Exchange Commission (SEC) on February 27, 2023, and incorporated herein by reference.

The objective of Management's Discussion and Analysis is to provide our assessment of the financial condition and results of operations, including an evaluation of our liquidity and capital resources along with material events occurring during the year. The discussion and analysis focuses on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In addition, we address matters that are reasonably likely, based on management's assessment, to have a material impact on future operations. We expect the analysis will enhance a reader's understanding of our financial condition, cash flows, and other changes in financial condition and results of operations.

Overview

We are a technology, solutions, and service company, and we are a leader in the Industrial Internet of Things (IIoT). We offer solutions that enable utilities and municipalities to safely, securely, and reliably operate their critical infrastructure. Our solutions include the deployment of smart networks, software, services, devices, sensors, and data analytics that allow our customers to manage assets, secure revenue, lower operational costs, improve customer service, improve safety, and enable efficient management of valuable resources. Our comprehensive solutions and data analytics address the unique challenges facing the energy, water, and municipality sectors, including increasing demand on resources, non-technical loss, leak detection, environmental and regulatory compliance, and improved operational reliability.

We operate under the Itron brand worldwide and manage and report under three operating segments: Device Solutions, Networked Solutions, and Outcomes. The product and operating definitions of the three segments are as follows:

Device Solutions – This segment primarily includes hardware products used for measurement, control, or sensing. These products generally do not have communications capability or may be designed for use with non-Itron systems. Examples from the Device Solutions portfolio include: standard endpoints that are shipped without Itron communications, such as our standard gas, electricity, and water meters for a variety of global markets and adhering to regulations and standards within those markets, as well as our heat and allocation products; communicating meters that are not a part of an Itron end-to-end solution and designed to meet market requirements; and the implementation and installation of said hardware products.

Networked Solutions – This segment primarily includes a combination of communicating devices (e.g., smart meters, modules, endpoints, and sensors), network infrastructure, and associated head-end management and application software designed and sold as a complete solution for acquiring and transporting robust application-specific data. Networked Solutions includes products and software for the implementation, installation, and management of communicating devices and data networks. The Industrial Internet of Things (IIoT) solutions supported by this segment include automated meter reading (AMR); advanced metering infrastructure (AMI) for electricity, water and gas; distributed energy resource management (DERMs); smart grid and distribution automation; smart street lighting; and leak detection and applications for both gas and water systems. Our IIoT platform allows utility and smart city applications to be run and managed on a flexible multi-purpose network.

Outcomes – This segment primarily includes our value-added, enhanced software and services, artificial intelligence, and machine learning in which we enable grid edge intelligence and manage, organize, analyze, and interpret raw, anonymized data to improve decision making, maximize operational profitability, enhance resource efficiency, improve grid analytics, and deliver results for consumers, utilities, and smart cities. Outcomes supports high-value use cases, such as data management, grid operations, distributed intelligence, AMI operations, gas distribution and safety, water operations management, revenue assurance, DERMs, energy forecasting, consumer engagement, smart payment, and fleet energy resource management. Utilities leverage these outcomes to unlock the capabilities of their networks and devices, improve the productivity of their workforce, increase the reliability of their operations, manage and optimize the proliferation of distributed energy resources (DERs), address grid complexity, and enhance the customer experience. Revenue from these offerings are primarily recurring in nature and would include any direct management of Device Solutions, Networked Solutions, and other third-parties' products on behalf of our end customers.

We have three measures of segment performance: revenues, gross profit (margin), and operating income (margin). Intersegment revenues are minimal. Certain operating expenses are allocated to the operating segments based upon internally established allocation methodologies. Interest income, interest expense, other income (expense), the income tax provision (benefit), and certain corporate operating expenses are neither allocated to the segments nor included in the measures of segment performance.

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States (GAAP), we use certain adjusted or non-GAAP financial measures, including non-GAAP operating expense, non-GAAP operating income, non-GAAP net income, non-GAAP diluted earnings per share (EPS), adjusted EBITDA, free cash flow, and constant currency. We provide these non-GAAP financial measures because we believe they provide greater transparency and represent supplemental information used by management in its financial and operational decision making. We exclude certain costs in our non-GAAP financial measures as we believe the net result is a measure of our core business. We believe these measures facilitate operating performance comparisons from period to period by eliminating potential differences caused by the existence and timing of certain expense items that would not otherwise be apparent on a GAAP basis. Non-GAAP performance measures should be considered in addition to, and not as a substitute for, results prepared in accordance with GAAP. We strongly encourage investors and shareholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Our non-GAAP financial measures may be different from those reported by other companies.

In our discussions of the operating results below, we may refer to the impact of foreign currency exchange rate fluctuations, which are references to the differences between the foreign currency exchange rates we use to convert operating results from local currencies into U.S. dollars for reporting purposes. We also use the term "constant currency", which represents results adjusted to exclude foreign currency exchange rate impacts. We calculate the constant currency change as the difference between the current period results translated using the current period currency exchange rates and the comparable prior period's results restated using current period currency exchange rates. We believe the reconciliations of changes in constant currency provide useful supplementary information to investors in light of fluctuations in foreign currency exchange rates.

Refer to the *Non-GAAP Measures* section below on pages 43-46 for information about these non-GAAP measures and the detailed reconciliation of items that impacted non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP diluted EPS, adjusted EBITDA, and free cash flow in the periods presented.

Total Company Highlights

Highlights and significant developments for the year ended December 31, 2023 compared with the year ended December 31, 2022

- Revenues were $2.2 billion compared with $1.8 billion last year, an increase of $378.1 million, or 21%

- Gross margin was 32.8% compared with 29.1% last year

- Operating expenses increased $55.4 million, or 10%, compared with 2022

- Net income attributable to Itron, Inc. was $96.9 million compared with net loss of $9.7 million in 2022

- GAAP diluted EPS was $2.11 compared with loss per share of $0.22 in 2022

- Non-GAAP net income attributable to Itron, Inc. was $153.8 million compared with $51.0 million in 2022

- Non-GAAP diluted EPS was $3.36 compared with $1.13 in 2022

- Adjusted EBITDA increased $130.5 million, or 137%, to $225.6 million compared with $95.1 million in 2022

- Total backlog was $4.5 billion, and twelve-month backlog was $2.0 billion at December 31, 2023, compared with $4.5 billion and $2.1 billion at December 31, 2022

Credit Facility Amendment

On February 21, 2023, we entered into a sixth amendment to our credit facility that was originally executed on January 5, 2018 (the 2018 credit facility). This amendment modified debt covenant provisions to allow for the addback of non-recurring cash expenses related to restructuring charges incurred during the quarter ended March 31, 2023.

On October 13, 2023, we entered into a seventh amendment to extend the maturity date to October 18, 2026. However, that date may be advanced to December 14, 2025 if Itron does not settle or extend a sufficient portion of outstanding convertible notes, as detailed in the amendment. In addition, this amendment revises the interest cost, as follows:

Total Net Leverage Ratio	Interest Cost	Commitment Fee
Greater than 4.00	SOFR + 250 bps	40 bps
3.51 to 4.00	SOFR + 225 bps	35 bps
2.51 to 3.50	SOFR + 200 bps	30 bps
Less than or equal to 2.50	SOFR + 175 bps	25 bps

Refer to Item 8: Financial Statements and Supplementary Data, Note 6: Debt for further details.

2023 Restructuring Projects

On February 23, 2023, the Board of Directors of Itron approved a restructuring plan (the 2023 Projects). The 2023 Projects include activities that continue the Company's efforts to optimize its global supply chain and manufacturing operations, sales and marketing organizations, and other overhead. These projects are to be substantially complete by early 2025. Itron expects pre-tax restructuring charges of $51.7 million. Of the total estimated charge, approximately 95% will result in cash expenditures, and the remainder to non-cash impairment charges. The majority of the expenses were recognized during the first quarter of 2023. Once the 2023 Projects are substantially completed, Itron estimates $14-17 million in annualized savings. Certain of Itron's employees are represented by unions or works councils, which requires consultation, and potential restructuring projects may be subject to regulatory approval, both of which could impact the timing of planned savings in certain jurisdictions.

Stock Repurchase Authorization

Effective May 11, 2023, Itron's Board of Directors authorized a share repurchase program of up to $100 million of our common stock over an 18-month period (the 2023 Stock Repurchase Program). Repurchases will be made in the open market and pursuant to the terms of any Rule 10b5-1 plans that we may enter into, and in accordance with applicable securities laws. The repurchase program is intended to comply with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice. There have been no repurchases under the 2023 Stock Repurchase Program through February 26, 2024.

Global Geopolitical and Economic Supply Chain Risk

Global economic impacts, such as pandemics and various ongoing conflicts around the world, may create disruption in customer demand and global supply chains, resulting in market volatility, which our management continues to monitor. In the aftermath of these types of events, global supply chains, including labor, struggle to keep pace with rapidly changing demand. While recently improving from 2022 levels, our ability to obtain adequate supply of semiconductor components has impacted our ability to service customer demand in a timely manner. The temporary imbalance in supply and demand creates business uncertainties that include costs and availability. Efforts continue with suppliers to improve supply resiliency, including the approval of alternate sources. Recently, inflation in our raw materials and component costs, freight charges, and labor costs have increased above historical levels due to, among other things, the continuing impacts of the uncertain economic environment. We may or may not be able to fully recover these increased costs through pricing actions with our customers. Currently, we have not identified any significant decrease in long-term customer demand for our products and services. Certain of our customer projects have experienced delays in deliveries, with revenues originally forecasted in prior periods shifting to future periods. For more information on risks associated with global economic challenges, please see our risk in Part I, Item 1A: Risk Factors.

While we have limited direct business exposure in areas with current conflict, such as Ukraine and Israel, military actions globally and any resulting sanctions could adversely affect the global economy, as well as further disrupt the supply chain. A major disruption in the global economy and supply chain could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. The extent and duration of the military action, sanctions, and resulting market and/or supply disruptions are impossible to predict but could be substantial, and our management continues to monitor these events closely.

Total Company GAAP and Non-GAAP Highlights and Endpoints Under Management:

		Year Ended December 31,			
In thousands, except margin and per share data		2023	% Change		2022
GAAP					
Revenues					
Product revenues	$	1,863,489	24%	$	1,500,243
Service revenues		310,144	5%		295,321
Total revenues		2,173,633	21%		1,795,564
Gross profit		713,908	37%		522,189
Operating expenses		585,041	10%		529,628
Operating income (loss)		128,867	NM		(7,439)
Other income (expense)		(1,481)	82%		(8,304)
Income tax benefit (provision)		(29,068)	NM		6,196
Net income (loss) attributable to Itron, Inc.		96,923	NM		(9,732)
Non-GAAP[1]					
Non-GAAP operating expenses	$	521,328	12%	$	463,766
Non-GAAP operating income		192,580	230%		58,423
Non-GAAP net income attributable to Itron, Inc.		153,786	202%		50,987
Adjusted EBITDA		225,584	137%		95,071
GAAP Margins and EPS					
Gross margin					
Product gross margin		30.7 %			26.5 %
Service gross margin		46.0 %			42.1 %
Total gross margin		32.8 %			29.1 %
Operating margin		5.9 %			(0.4)%
Net income (loss) per common share - Basic	$	2.13		$	(0.22)
Net income (loss) per common share - Diluted	$	2.11		$	(0.22)
Non-GAAP EPS [1]					
Non-GAAP diluted EPS	$	3.36		$	1.13

[1]   These measures exclude certain expenses that we do not believe are indicative of our core operating results. See pages 43-46 for information about these non-GAAP measures and reconciliations to the most comparable GAAP measures.

Definition of an Endpoint Under Management

An "endpoint under management" is a unique endpoint, or data from that endpoint, which Itron manages via our networked platform or a third party's platform that is connected to one or multiple types of endpoints. Itron's management of an endpoint occurs when on behalf of our client, we manage one or more of the physical endpoints, operating system, data, application, data analytics, and/or outcome deriving from this unique endpoint. Itron has the ability to monitor and/or manage endpoints or the data from the endpoints via Network-as-a-Service (NaaS), Software-as-a-Service (SaaS), and/or a licensed offering at a remote location designated by our client. Our offerings typically, but not exclusively, provide an Itron product or Itron certified partner product to our clients that has the capability of one-way communication or two-way communication of data that may include remote product configuration and upgradability. Examples of these offerings include our Temetra, OpenWay®, OpenWay® Riva and Gen X.

This metric primarily includes Itron or third-party endpoints deployed within the electricity, water, and gas utility industries, as well as within cities and municipalities around the globe. Endpoints under management also include smart communication modules and network interface cards (NICs) within Itron's platforms. At times, these NICs are communicating modules that were sold separately from an Itron product directly to our customers or to third party manufacturers for use in endpoints such as electric, water, and gas meters; streetlights and other types of IIoT sensors and actuators; sensors and other capabilities that the end customer would like Itron to connect and manage on their behalf.

The "endpoint under management" metric only accounts for the specific, unique endpoint itself, though that endpoint may have multiple applications, services, outcomes, and higher margin recurring offerings associated with it. This metric does not reflect the multi-application value that can be derived from the individual endpoint itself. Additionally, this metric excludes those endpoints that are non-communicating, non-Itron system hardware component sales or licensed applications that Itron does not manage the unit or the data from that unit directly.

While the one-time sale of the platform and endpoints are primarily delivered via our Networked Solutions segment, our enhanced solutions, on-going monitoring, maintenance, software, analytics, and distributed intelligent applications are predominantly recognized in our Outcomes segment. We anticipate the opportunity to increase our penetration of Outcomes applications, software, and managed applications will increase as our endpoints under management increases. Management believes using the endpoints under management metric enhances insight of the strategic and operational direction of our Networked Solutions and Outcomes segments to serve clients for years after their one-time installation of an endpoint.

A summary of our endpoints under management is as follows:

	Year Ended December 31,		
Units in thousands	2023	2022	2021
Endpoints under management	98,046	93,941	82,354

Results of Operations

Revenues and Gross Margin

The actual results of and effects of changes in foreign currency exchange rates on revenues and gross profit were as follows:

	Year Ended December 31,		Effect of Changes in Foreign Currency Exchange Rates	Constant Currency Change	Total Change
In thousands	2023	2022			
Total Company					
Revenues	$ 2,173,633	$ 1,795,564	$ 1,793	$ 376,276	$ 378,069
Gross profit	713,908	522,189	502	191,217	191,719

Revenues

Revenues increased $378.1 million in 2023 compared with 2022. Product revenues increased $363.2 million in 2023, and service revenues increased $14.8 million. Device Solutions increased by $17.0 million; Networked Solutions increased by $331.0 million; and Outcomes increased by $30.0 million when compared with the same period last year. Changes in currency exchange rates favorably impacted revenues by $1.8 million in 2023, primarily within Device Solutions.

No single customer represented more than 10% of total revenues for the years ended December 31, 2023 and 2022. Our 10 largest customers accounted for 36% of total revenues in 2023 and 32% of total revenues in 2022.

Gross Margin

Gross margin was 32.8% for 2023, compared with 29.1% in 2022. We were favorably impacted by product and solution mix and manufacturing efficiencies from increased volumes. Product sales gross margin increased to 30.7% in 2023 from 26.5% in 2022. Gross margin on service revenues increased to 46.0% from 42.1%.

Refer to Operating Segment Results section below for further detail on total company revenues and gross margin.

Operating Expenses

The actual results of and effects of changes in foreign currency exchange rates on operating expenses were as follows:

In thousands	Year Ended December 31, 2023		Year Ended December 31, 2022		Effect of Changes in Foreign Currency Exchange Rates		Constant Currency Change		Total Change	
Total Company										
Sales, general and administrative	$	312,779	$	290,453	$	603	$	21,723	$	22,326
Research and development		208,688		185,098		466		23,124		23,590
Amortization of intangible assets		18,918		25,717		58		(6,857)		(6,799)
Restructuring		43,989		(13,625)		138		57,476		57,614
Loss on sale of businesses		667		3,505		2,496		(5,334)		(2,838)
Goodwill impairment		—		38,480		281		(38,761)		(38,480)
Total operating expenses	$	585,041	$	529,628	$	4,042	$	51,371	$	55,413

Operating expenses increased $55.4 million for the year ended December 31, 2023 as compared with the same period in 2022. This was due to an increase of $57.6 million in restructuring costs, of which $48.5 million was related to the 2023 Projects, as well as an increase of $23.6 million in research and development and a $22.3 million increase in sales, general and administrative expenses. The increases in sales, general and administrative and research and development expenses were primarily driven by increased labor costs, including variable compensation. The increase was partially offset by $38.5 million in goodwill impairment recognized in 2022, a $6.8 million decrease in amortization of intangible assets, and a $2.8 million decrease in loss on sale of businesses related to the sale to Dresser. Refer to Item 8: Financial Statements and Supplementary Data, Note 5: Goodwill, Note 13: Restructuring, and Note 18: Sale of Businesses for more details.

Other Income (Expense)

The following table shows the components of other income (expense):

In thousands	Year Ended December 31, 2023		% Change	Year Ended December 31, 2022	
Interest income	$	9,314	254%	$	2,633
Amortization of prepaid debt fees		(3,664)	5%		(3,499)
Other interest expense		(4,685)	45%		(3,225)
Interest expense		(8,349)	24%		(6,724)
Other income (expense), net		(2,446)	(42)%		(4,213)
Total other income (expense)	$	(1,481)	(82)%	$	(8,304)

Total other income (expense) for the year ended December 31, 2023 was a net expense of $1.5 million compared with $8.3 million in 2022, with the net decrease primarily driven by a $6.7 million increase in interest income.

Income Tax Provision

Our income tax expense/(benefit) was $29.1 million and $(6.2) million for the years ended December 31, 2023 and 2022. Our tax rate for the year ended December 31, 2023 differed from the U.S. federal statutory tax rate of 21% due to losses in jurisdictions for which no benefit is recognized because of valuation allowances on deferred tax assets, the level of profit or losses in domestic and international jurisdictions, stock-based compensation, and uncertain tax positions.

For additional discussion related to income taxes, refer to Item 8: Financial Statements and Supplementary Data, Note 11: Income Taxes.

Operating Segment Results

For a description of our operating segments, refer to Part I, Item 1: Business, Our Operating Segments included in this Annual Report on Form 10-K and the Overview section above. The following tables and discussion highlight significant changes in trends or components of each operating segment:

In thousands		Year Ended December 31,			
		2023	% Change		2022
Segment revenues					
Device Solutions	$	455,726	4%	$	438,710
Networked Solutions		1,450,291	30%		1,119,268
Outcomes		267,616	13%		237,586
Total revenues	$	2,173,633	21%	$	1,795,564

		Year Ended December 31,					
		2023			2022		
In thousands		*Gross Profit*	*Gross Margin*		*Gross Profit*	*Gross Margin*	
Segment gross profit and margin							
Device Solutions	$	105,917	23.2%	$	61,778	14.1%	
Networked Solutions		499,725	34.5%		361,975	32.3%	
Outcomes		108,266	40.5%		98,436	41.4%	
Total gross profit and margin	$	713,908	32.8%	$	522,189	29.1%	

In thousands		Year Ended December 31,			
		2023	% Change		2022
Segment operating expenses					
Device Solutions	$	40,227	15%	$	35,075
Networked Solutions		130,804	15%		113,707
Outcomes		57,920	11%		52,189
Corporate unallocated		356,090	8%		328,657
Total operating expenses	$	585,041	10%	$	529,628

		Year Ended December 31,					
		2023			2022		
In thousands		*Operating Income (Loss)*	*Operating Margin*		*Operating Income (Loss)*	*Operating Margin*	
Segment operating income (loss) and operating margin							
Device Solutions	$	65,690	14.4%	$	26,703	6.1%	
Networked Solutions		368,921	25.4%		248,268	22.2%	
Outcomes		50,346	18.8%		46,247	19.5%	
Corporate unallocated		(356,090)	NM		(328,657)	NM	
Total operating income (loss) and operating margin	$	128,867	5.9%	$	(7,439)	(0.4)%	

Device Solutions

The effects of changes in foreign currency exchange rates and the constant currency changes in certain Device Solutions segment financial results were as follows:

In thousands	Year Ended December 31, 2023	Year Ended December 31, 2022	Effect of Changes in Foreign Currency Exchange Rates	Constant Currency Change	Total Change
Device Solutions Segment					
Revenues	$ 455,726	$ 438,710	$ 3,845	$ 13,171	$ 17,016
Gross profit	105,917	61,778	565	43,574	44,139
Operating expenses	40,227	35,075	155	4,997	5,152

Revenues

Revenues increased by $17.0 million in 2023, or 4%, compared with 2022. The increase was mainly due to the growth in Europe, Middle East, and Africa (EMEA) water sales of $47.5 million. There were decreases in other product lines, mainly from our sale of certain Gas product lines from our manufacturing and business operations in Europe and North America to Dresser during the first quarter of 2022. This accounted for $15.3 million of the decrease. In addition, we discontinued the production of certain legacy Electric products in Asia Pacific and EMEA. Changes in foreign currency exchange rates favorably impacted revenues by $3.8 million.

Gross Margin

Gross margin was 23.2% in 2023 compared with 14.1% in 2022. The 910 basis point increase was primarily due to improved price cost dynamics. There were also improved manufacturing efficiencies and product mix.

Operating Expenses

Operating expenses increased $5.2 million, or 15%, in 2023 compared with 2022. The increase was primarily due to an increase in research and development and marketing costs stemming from higher variable compensation.

Networked Solutions

The effects of changes in foreign currency exchange rates and the constant currency changes in certain Networked Solutions segment financial results were as follows:

In thousands	Year Ended December 31, 2023	Year Ended December 31, 2022	Effect of Changes in Foreign Currency Exchange Rates	Constant Currency Change	Total Change
Networked Solutions Segment					
Revenues	$ 1,450,291	$ 1,119,268	$ (1,833)	$ 332,856	$ 331,023
Gross profit	499,725	361,975	(182)	137,932	137,750
Operating expenses	130,804	113,707	16	17,081	17,097

Revenues

Revenues increased by $331.0 million, or 30%, in 2023 compared with 2022. The increase was primarily due to the ramp of new and existing customer deployments and improving component supply enabling our ability to fulfill more customer demand. This includes higher product revenue of $329.4 million and higher service revenue of $1.6 million.

Gross Margin

Gross margin was 34.5% in 2023 compared with 32.3% in 2022. The increase of 220 basis points was primarily due to favorable product and solutions mix, improved operational efficiencies, and improving price cost dynamics.

Operating Expenses

Operating expenses increased by $17.1 million, or 15%, in 2023 compared with 2022. The increase was primarily driven by higher research and development and marketing costs.

Outcomes

The effects of changes in foreign currency exchange rates and the constant currency changes in certain Outcomes segment financial results were as follows:

In thousands	Year Ended December 31, 2023	Year Ended December 31, 2022	Effect of Changes in Foreign Currency Exchange Rates	Constant Currency Change	Total Change
Outcomes Segment					
Revenues	$ 267,616	$ 237,586	$ (219)	$ 30,249	$ 30,030
Gross profit	108,266	98,436	119	9,711	9,830
Operating expenses	57,920	52,189	23	5,708	5,731

Revenues

Revenues increased $30.0 million, or 13%, in 2023 compared with 2022. The increase in revenue was driven by higher hardware sales, managed services, grid operations, and distributed energy management. Changes in foreign currency exchange rates unfavorably impacted revenues by $0.2 million.

Gross Margin

Gross margin decreased to 40.5% in 2023 compared with 41.4% for last year. The 90 basis point decrease was driven by increased variable compensation costs, which was partially offset by favorable revenue mix and foreign exchange.

Operating Expenses

Operating expenses increased $5.7 million, or 11%, in 2023 compared with 2022. This increase was primarily related to increased research and development investment and marketing costs.

Corporate unallocated

Operating expenses not directly associated with an operating segment are classified as Corporate unallocated. These expenses increased $27.4 million in 2023 as compared with 2022. This was due to an increase of $57.6 million in restructuring related primarily to the 2023 Projects, as well as $15.1 million increase in sales, general and administrative expenses. The increase in sales, general, and administrative expenses was primarily driven by increased labor costs, including variable compensation. The increases were partially offset by $38.5 million in goodwill impairment within our Device Solutions reporting unit, recognized in 2022. Amortization of intangible assets decreased $6.8 million as compared with 2022. Refer to Item 8: Financial Statements and Supplementary Data Note 5: Goodwill and Note 13: Restructuring for more details.

Financial Condition

Cash Flow Information

In thousands	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash provided by operating activities	$ 124,971	$ 24,500	$ 154,794
Cash provided by (used in) investing activities	(23,308)	40,516	(34,884)
Cash used in financing activities	(3,508)	(18,737)	(152,887)
Less: Cash classified within assets held for sale	—	—	(9,750)
Effect of exchange rates on cash and cash equivalents	1,887	(6,851)	(1,627)
Increase (decrease) in cash and cash equivalents	$ 100,042	$ 39,428	$ (44,354)

Cash and cash equivalents at December 31, 2023 was $302.0 million compared with $202.0 million at December 31, 2022. The $100.0 million increase in cash and cash equivalents in the 2023 period was primarily the result of increase in cash flows from operating activities in 2023, slightly offset by an increase in cash paid for acquisition of property, plant, and equipment.

Operating activities

Cash provided by operating activities in 2023 was $100.5 million higher than in 2022. This increase was primarily due to increased earnings and lower variable compensation payments in 2023, partially offset by changes in working capital (current assets less current liabilities) compared with 2022.

Investing activities

Net cash used in investing activities in 2023 was $23.3 million, compared with net cash provided by investing activities in 2022 of $40.5 million. This movement was primarily related to net cash proceeds received from the sale of certain Gas product lines from our Device Solutions manufacturing and business operations in Europe and North America to Dresser for $55.9 million in 2022, along with $7.1 million increased purchases of property, plant, and equipment in 2023.

Financing activities

Net cash used in financing activities during 2023 was $3.5 million, compared with $18.7 million. In 2022, we repurchased shares of Itron common stock totaling $17.0 million, and there were no repurchases in 2023.

Cash classified within assets held for sale

Cash classified within assets held for sale was $9.8 million as of December 31, 2021, which was related to the sale of certain Gas product lines from our Device Solutions manufacturing and business operations in Europe and North America to Dresser, which closed on February 28, 2022.

Effect of exchange rates on cash and cash equivalents

The effect of exchange rates on the cash balances of currencies held in foreign denominations resulted in an increase of $1.9 million in 2023 and a decrease of $6.9 million in 2022. Our foreign currency exposure relates to non-U.S. dollar denominated balances in our international subsidiary operations.

Free cash flow (Non-GAAP)

To supplement our Consolidated Statements of Cash Flows presented on a GAAP basis, we use the non-GAAP measure of free cash flow to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income (loss) as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. We calculate free cash flows, using amounts from our Consolidated Statements of Cash Flows, as follows:

	Year Ended December 31,	
In thousands	2023	2022
Cash provided by operating activities	$ 124,971	$ 24,500
Acquisitions of property, plant, and equipment	(26,884)	(19,747)
Free cash flow	$ 98,087	$ 4,753

Free cash flow increased due to higher operating cash flow, partially offset by higher spending for property, plant, and equipment. See the cash flow discussion of operating and investing activities above.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations, borrowings, and the sale of our common stock. Cash flows may fluctuate and are sensitive to many factors including changes in working capital and the timing and magnitude of capital expenditures and payments of debt. Working capital, which represents current assets less current liabilities, continues to be in a net favorable position. We expect existing cash, cash flows from operations, and access to capital markets to continue to be sufficient to fund our operating activities and cash commitments, such as material capital expenditures and debt obligations, for at least the next 12 months and into the foreseeable future.

Stock Offering

On March 12, 2021, we closed the sale of 4,472,222 shares of our common stock in a public offering, resulting in net proceeds to us of $389.4 million, after deducting underwriters' discounts of the offering, and we closed the sale of the convertible notes in a private placement to qualified institutional buyers, resulting in net proceeds to us of $448.5 million after deducting initial purchasers' discounts of the offering. Concurrently with the issuance of the convertible notes, we entered into the convertible note hedge transactions and warrant transactions. For further description of these transactions, refer to Item 8: Financial Statements and Supplementary Data, Note 6: Debt and Note 14: Shareholders' Equity for further details of the convertible note hedge transactions and warrant transactions.

Borrowings

We originally entered into our credit facility on January 5, 2018 (together with the subsequent seven amendments, the 2018 credit facility). The 2018 credit facility provides a multicurrency revolving line of credit (the revolver) with a principal amount of up to $500 million. The revolver also contains a $300 million standby letter of credit sub-facility and a $50 million swingline sub-facility. At December 31, 2023, no amount was outstanding under the 2018 credit facility, and $59.1 million was utilized by outstanding standby letters of credit, resulting in $440.9 million available for borrowing or standby letters of credit under the revolver. At December 31, 2023, $240.9 million was available for additional standby letters of credit under the letter of credit sub-facility, and no amounts were outstanding under the swingline sub-facility. Amounts borrowed under the revolver may be repaid and reborrowed until the revolver's maturity on October 18, 2026, at which time all outstanding loans together with all accrued and unpaid interest must be repaid. However, that date may be advanced to December 14, 2025 if Itron does not settle or extend a sufficient portion of outstanding convertible notes, as detailed in the seventh amendment.

On March 12, 2021, we closed the sale of $460 million in convertible notes in a private placement to qualified institutional buyers. The convertible notes do not bear regular interest, and the principal amount does not accrete. The convertible notes will mature on March 15, 2026, unless earlier repurchased, redeemed, or converted in accordance with their terms.

For further description of our borrowings, refer to Item 8: Financial Statements and Supplementary Data, Note 6: Debt. Refer to Item 8: Financial Statements and Supplementary Data, Note 2: Earnings Per Share and Note 14: Shareholders' Equity for further details of the convertible note hedge transactions and warrant transactions.

For a description of our letters of credit and performance bonds, and the amounts available for additional borrowings or letters of credit under our lines of credit, including the revolver that is part of our credit facility, refer to Item 8: Financial Statements and Supplementary Data, Note 12: Commitments and Contingencies.

Restructuring

On September 17, 2020, our Board of Directors approved a restructuring plan (the 2020 Projects). The 2020 Projects include activities that continue our efforts to optimize global supply chain and manufacturing operations, sales and marketing organizations, and other overhead. These projects were substantially complete by the end of 2023, with an estimated $2 million in cash payments remaining as of December 31, 2023 and with cash outflows expected through 2025.

On October 29, 2021, our Board of Directors approved a restructuring plan (the 2021 Projects), which in conjunction with the announcement of the sale of certain Gas product lines from our Device Solutions manufacturing and business operations in Europe and North America to Dresser, (refer to Item 8: Financial Statements and Supplementary Data, Note 18: Sale of Businesses), includes activities to drive reductions in certain locations and functional support areas. These projects are expected to be substantially complete by the end of 2024, with an estimated $25 million in cash payments remaining as of December 31, 2023 and with cash outflows expected through 2025.

On February 23, 2023, our Board of Directors approved a restructuring plan (the 2023 Projects). The 2023 Projects include activities that continue Itron's efforts to optimize its global supply chain and manufacturing operations, sales and marketing organizations, and other overhead. These projects are expected to be substantially complete by early 2025, with an estimated $48 million in cash payments remaining as of December 31, 2023 and with cash outflows expected through 2027.

For the year ended December 31, 2023, we paid out $16.5 million related to all our restructuring projects. As of December 31, 2023, $72.4 million was accrued for these restructuring projects, of which $21.0 million is expected to be paid within the subsequent 12 months.

For further details regarding our restructuring activities, refer to Item 8: Financial Statements and Supplementary Data, Note 13: Restructuring.

Stock Repurchase Authorization

Effective May 11, 2023, Itron's Board of Directors authorized a share repurchase up to $100 million of our common stock over an 18-month period (the 2023 Stock Repurchase Program). Repurchases will be made in the open market pursuant to the terms of any Rule 10b5-1 plans that we may enter into, and in accordance with applicable securities laws. The repurchase program is intended to comply with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice. There have been no repurchases under the 2023 Stock Repurchase Program through February 26, 2024.

Other contractual obligations and commitments

Operating lease obligations are disclosed in Item 8: Financial Statements and Supplementary Data, Note 19: Leases and do not include common area maintenance charges, real estate taxes, and insurance charges for which we are obligated. Amounts due under operating lease liabilities during 2024 are $16.6 million and are $34.9 million for 2025 and beyond.

We regularly enter into standard purchase orders in the ordinary course of business that may obligate us to purchase materials and other items but may not yet qualify for recognition in our Consolidated Balance Sheets. Purchase orders and other purchase obligations can include open-ended agreements that provide for estimated quantities over an extended delivery period. At December 31, 2023, purchase orders and other purchase obligations were $561.9 million, which includes capital expenditures of $10.1 million. The purchase orders may include durations longer than one year, but these long-term agreements generally contain termination clauses that could require payment if the commitments were canceled, and as such the total above is considered short-term as of December 31, 2023.

Other long-term liabilities consist of warranty obligations, estimated pension benefit payments, and other obligations. Estimated pension benefit payments include amounts to be paid from our assets for unfunded plans and reflect expected future service. The following table summarizes our known obligations to make future payments pursuant to certain contracts as of December 31, 2023.

In thousands	Next 12 months	Beyond the next 12 months
Warranty obligations	$ 14,663	$ 7,501
Estimated pension benefit payments	4,088	63,887

The period of cash settlement for long-term unrecognized tax benefits, which include accrued interest and penalties, cannot be reasonably estimated with the respective taxing authorities. For further information on defined benefit pension plans, income taxes, warranty obligations, and unearned revenue for extended warranties, refer to Item 8: Financial Statements and Supplementary Data, Note 8: Defined Benefit Pension Plans, Note 11: Income Taxes, Note 12: Commitments and Contingencies, and Note 17: Revenues.

Income Tax

Our tax provision as a percentage of income before tax typically differs from the U.S. federal statutory rate of 21%. Changes in our actual tax rate are subject to several factors, including fluctuations in operating results, new or revised tax legislation and accounting pronouncements, changes in the level of business in domestic and foreign jurisdictions, research and development tax credits, state income taxes, adjustments to valuation allowances, settlement of tax audits, and uncertain tax positions, among other items. Changes in tax laws, valuation allowances, and unanticipated tax liabilities could significantly impact our tax rate.

Our cash income tax payments were as follows:

In thousands	Year Ended December 31,	
	2023	2022
U.S. federal taxes paid	$ 28,440	$ 1,128
State income taxes paid	17,519	3,658
Foreign and local income taxes paid	8,591	7,129
Total income taxes paid	$ 54,550	$ 11,915

Based on current projections, we expect to pay, net of refunds, approximately $41 million in U.S. federal and state taxes and $25 million in foreign and local income taxes in 2024.

As of December 31, 2023, there was $59.6 million of cash and short-term investments held by certain foreign subsidiaries in which we are permanently reinvested for tax purposes. As a result of recent changes in U.S. tax legislation, any repatriation in the future would not result in U.S. federal income tax. Accordingly, there is no provision for U.S. deferred taxes on this cash. If this cash were repatriated to fund U.S. operations, additional withholding tax costs may be incurred. Tax is only one of many factors that we consider in the management of global cash. Accordingly, the amount of taxes that we would need to accrue and pay to repatriate foreign cash could vary significantly.

Other Liquidity Considerations

In certain of our consolidated international subsidiaries, we have joint venture partners who are minority shareholders. Although these entities are not wholly-owned by Itron, Inc., we consolidate them because we have a greater than 50% ownership interest and/or because we exercise control over the operations. The noncontrolling interest balance in our Consolidated Balance Sheets represents the proportional share of the equity of the joint venture entities, which is attributable to the minority shareholders. At December 31, 2023, $8.9 million of our consolidated cash balance was held in our joint venture entities. As a result, the minority shareholders of these entities have rights to their proportional share of this cash balance, and there may be limitations on our ability to repatriate cash to the United States from these entities.

As of December 31, 2023, we expect cash payments of approximately $60 million for variable compensation during the first quarter of 2024.

General Liquidity Overview

We expect to grow through a combination of internal new research and development, licensing technology from and to others, distribution agreements, partnering arrangements, and acquisitions of technology or other companies. We expect these activities to be funded with existing cash, cash flow from operations, borrowings, or the sale of our common stock or other securities. We believe existing sources of liquidity will be sufficient to fund our existing operations and obligations for the next 12 months and into the foreseeable future, but offer no assurances. Our liquidity could be affected by the stability of the electricity, gas, and water utility industries, competitive pressures, our dependence on certain key vendors and components, changes in estimated liabilities for product warranties and/or litigation, supply constraints, future business combinations, capital market fluctuations, international risks, and other factors described under Part I, Item 1A: Risk Factors, as well as Item 7A: Quantitative and Qualitative Disclosures About Market Risk.

Contingencies

Refer to Item 8: Financial Statements and Supplementary Data, Note 12: Commitments and Contingencies.

Critical Accounting Estimates and Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with GAAP. Preparing consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Our critical accounting policies include revenue recognition, warranty, restructuring, income taxes, goodwill and intangible assets, defined benefit pension plans, contingencies, and stock-based compensation. Refer to Item 8: Financial Statements and Supplementary Data, Note 1: Summary of Significant Accounting Policies for further disclosures regarding accounting policies and new accounting pronouncements.

Revenue Recognition

Many of our revenue arrangements involve multiple performance obligations, consisting of hardware, software, and professional services such as implementation, project management, installation, consulting services, cloud services, and SaaS. These arrangements require us to determine the standalone selling price of the promised goods or services underlying each performance obligation and then allocate the total arrangement consideration among the separate performance obligations based on their relative standalone selling price. Revenues for each performance obligation are then recognized upon transfer of control to the customer at a point in time as products are shipped or received by a customer, or over time as services are delivered. The majority of our revenue is recognized at a point in time when products are shipped to or received by a customer. Certain contracts that contain multiple performance obligations may contain customer-specific terms and conditions that govern service level commitments, transfer of control, and variable consideration that may involve complex accounting considerations.

Professional services revenues are recognized over time. We measure progress towards satisfying these performance obligations using input methods, most commonly based on the costs incurred in relation to the total expected costs to provide the service. The estimate of expected costs to provide services requires judgment. Cost estimates take into consideration past history and the specific scope requested by the customer and are updated quarterly. Other variables impacting our estimate of costs to complete include length of time to complete, changes in wages, subcontractor performance, supplier information, and business volume assumptions. Changes in underlying assumptions and estimates may adversely or favorably affect financial performance.

If we estimate that the completion of a performance obligation will result in a loss, then the loss is recognized in the period in which the loss becomes evident. We reevaluate the estimated loss through the completion of the performance obligation and adjust the estimated loss for changes in facts and circumstances.

Many of our contracts with customers include variable consideration, which can include liquidated damage provisions, rebates and volume and early payment discounts, or software licenses sold where the amount of consideration is dependent on the number of endpoints deployed. We estimate variable consideration using the expected value method, taking into consideration contract terms, historical customer behavior, and historical sales. Some of our contracts with customers contain clauses for liquidated damages related to the timing of delivery or milestone accomplishments, which could become material in the event of failure to meet the contractual deadlines. At the inception of the arrangement and on an ongoing basis, we evaluate the probability of having to pay liquidated damages and the magnitude of such damages. In the case of liquidated damages, we also take into consideration progress towards meeting contractual milestones, including whether milestones have not been achieved, specified rates, if applicable, stated in the contract, and history of paying liquidated damages to the customer or similar customers.

Certain of our revenue arrangements include an extended or customer-specific warranty provision that covers all or a portion of a customer's replacement or repair costs beyond the standard warranty period. Whether or not the extended warranty is separately priced in the arrangement, a portion of the arrangement's total consideration is allocated to this extended warranty deliverable. This revenue is deferred and recognized over the extended warranty coverage period. Extended or customer-specific warranties do not represent a significant portion of our revenue.

We allocate consideration to each performance obligation in an arrangement based on its relative standalone selling price. For goods or services where we have observable standalone sales, the observable standalone sales are used to determine the standalone selling price. For the majority of our goods and services, we do not have observable standalone sales. As a result, we estimate the standalone selling price using either the adjusted market assessment approach or the expected cost plus a margin approach. Approaches used to estimate the standalone selling price for a given good or service maximize the use of observable inputs and consider several factors, including our pricing practices, costs to provide a good or service, the type of good or service, and availability of other transactional data, among others.

We determine the estimated standalone selling prices of goods or services used in our allocation of arrangement consideration on an annual basis or more frequently if there is a significant change in our business or if we experience significant variances in our transaction prices.

Our contracts may be modified to add, remove, or change existing performance obligations or change the contract price. The accounting for modifications to our contracts involves assessing whether the products or services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Products or services added that are not distinct are accounted for as if it were part of the existing contract. The effect of the modification on the transaction price and on the measure of progress is recognized as an adjustment to revenue as of the date of the modification (i.e., on a cumulative catch-up basis). Those products or services that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

Warranty

We offer standard warranties on our hardware products and large application software products. We accrue the estimated cost of product warranties based on historical and projected product performance trends and costs during the warranty period. Testing of new products in the development stage helps identify and correct potential warranty issues prior to manufacturing. Quality control efforts during manufacturing reduce our exposure to warranty claims. When testing or quality control efforts fail to detect a fault in our products, we may experience an increase in warranty claims. We track warranty claims to identify potential warranty trends. If an unusual trend is identified, an additional warranty accrual would be recognized if a failure event is probable and the cost can be reasonably estimated. When new products are introduced, our process relies on historical averages of similar products until sufficient data are available. As actual experience on new products becomes available, it is used to modify the historical averages to ensure the expected warranty costs are within a range of likely outcomes. Management regularly evaluates the sufficiency of the warranty provisions and makes adjustments when necessary. The warranty allowances may fluctuate due to changes in estimates for material, labor, and other costs we may incur to repair or replace projected product failures, and we may incur additional warranty and related expenses in the future with respect to new or established products, which could adversely affect our financial position and results of operations.

Restructuring

We recognize a liability for costs associated with an exit or disposal activity under a restructuring project at its fair value in the period in which the liability is incurred. Employee termination benefits considered post-employment benefits are accrued when the obligation is probable and estimable, such as benefits stipulated by human resource policies and practices or statutory requirements. If the employee must provide future service, such benefits are recognized ratably over the future service period. For contract termination costs, we recognize a liability upon the later of when we terminate a contract in accordance with the contract terms or when we cease using the rights conveyed by the contract, whichever occurs later.

Asset impairments associated with a restructuring project are determined at the asset group level. An impairment may be recognized for assets that are to be abandoned, are to be sold for less than net book value, or are held for sale in which the estimated proceeds are less than the net book value less costs to sell. We may also recognize impairment on an asset group, which is held and used, when the carrying value is not recoverable and exceeds the asset group's fair value. If an asset group is considered a business, a portion of our goodwill balance is allocated to it based on relative fair value. If the sale of an asset group under a restructuring project results in proceeds that exceed the net book value of the asset group, the resulting gain is recognized within restructuring expense in the Consolidated Statements of Operations.

In determining restructuring charges, we analyze our future operating requirements, including the required headcount by business functions and facility space requirements. Our restructuring costs and any resulting accruals involve significant estimates using the best information available at the time the estimates are made. Our estimates involve a number of risks and uncertainties, some of which are beyond our control, including real estate market conditions and local labor and employment laws, rules, and regulations. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and asset impairment charges could be materially different, either higher or lower, than those we have recognized.

Income Taxes

We estimate income tax expense in each of the taxing jurisdictions in which we operate. Changes in our actual tax rate are subject to several factors, including fluctuations in operating results, new or revised tax legislation and accounting pronouncements, changes in the level of business in domestic and foreign jurisdictions, research and development tax credits, state income taxes, adjustments to valuation allowances, settlement of tax audits, and uncertain tax positions, among other items. Changes in tax laws, valuation allowances, and unanticipated tax liabilities could significantly impact our tax rate.

We recognize valuation allowances to reduce deferred tax assets to the extent we believe it is more likely than not that a portion of such assets will not be realized. In making such determinations, we consider all available favorable and unfavorable evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and our ability to carry back losses to prior years. We are required to make assumptions and judgments about potential outcomes that lie outside our control. Our most sensitive and critical factors are the projection, source, and character of future taxable income. Although realization is not assured, management believes it is more likely than not that deferred tax assets, net of valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

We are subject to audits in multiple taxing jurisdictions in which we operate. These audits may involve complex issues, which may require an extended period of time to resolve. We believe we have recognized adequate income tax provisions and reserves for uncertain tax positions.

In evaluating uncertain tax positions, we consider the relative risks and merits of positions taken in tax returns filed and to be filed, considering statutory, judicial, and regulatory guidance applicable to those positions. We make assumptions and judgments about potential outcomes that lie outside management's control. To the extent the tax authorities disagree with our conclusions and depending on the final resolution of those disagreements, our actual tax rate may be materially affected in the period of final settlement with the tax authorities.

Goodwill and Intangible Assets

Goodwill and intangible assets may result from our business acquisitions. Intangible assets may also result from the purchase of assets and intellectual property where we do not acquire a business. We use estimates, including estimates of useful lives of intangible assets, the amount and timing of related future cash flows, and fair values of the related operations, in determining the value assigned to goodwill and intangible assets. Our finite-lived intangible assets are amortized over their estimated useful lives based on estimated discounted cash flows. In-process research and development is considered an indefinite-lived intangible asset and is not subject to amortization until the associated projects are completed or terminated. Finite-lived intangible assets are tested for impairment at the asset group level when events or changes in circumstances indicate the carrying value may not be recoverable. Indefinite-lived intangible assets are tested for impairment annually, when events or changes in circumstances indicate the asset may be impaired, or when their useful lives are determined to be no longer indefinite.

Goodwill is assigned to our reporting units based on the expected benefit from the synergies arising from each business combination, determined by using certain financial metrics, including the forecast discounted cash flows associated with each reporting unit. Each reporting unit corresponds with its respective operating segment.

We test goodwill for impairment each year as of October 1, or more frequently should a significant impairment indicator occur. As part of the impairment test, we may elect to perform an assessment of qualitative factors. If this qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit, including goodwill, is less than its carrying amount, or if we elect to bypass the qualitative assessment, we would then proceed with the impairment test. The impairment test involves comparing the fair values of the reporting units to their carrying amounts. If the carrying amount of a reporting unit exceeds its fair value, we first evaluate the long-lived assets within the reporting unit for impairment and then recognize a goodwill impairment loss in an amount equal to any excess.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. We forecast discounted future cash flows at the reporting unit level using risk-adjusted discount rates and estimated future revenues and operating costs, which take into consideration factors such as existing backlog, expected future orders, supplier contracts, and expectations of competitive, business and economic environments. We also identify similar publicly traded companies and develop a correlation, referred to as a multiple, to apply to the operating results of the reporting units. These combined fair values are then reconciled to the aggregate market value of our common stock on the date of valuation, while considering a reasonable control premium.

Changes in market demand, fluctuations in the markets in which we operate, the volatility and decline in the worldwide equity markets, and a decline in our market capitalization could unfavorably impact the remaining carrying value of our goodwill, which could have a significant effect on our current and future results of operations and financial position.

Defined Benefit Pension Plans

We sponsor both funded and unfunded defined benefit pension plans for our international employees, primarily in Germany, France, India, and Indonesia. We recognize a liability for the projected benefit obligation in excess of plan assets or an asset for plan assets in excess of the projected benefit obligation. We also recognize the funded status of our defined benefit pension plans on our Consolidated Balance Sheets and recognize as a component of other comprehensive income (loss) (OCI), net of tax, the actuarial gains or losses and prior service costs or credits, if any, which arise during the period but are not recognized as components of net periodic benefit cost.

Several economic assumptions and actuarial data are used in calculating the expense and obligations related to these plans. The assumptions are updated annually at December 31 and include the discount rate, the expected remaining service life, the expected rate of return on plan assets, and the rate of future compensation increases. The discount rate is a significant assumption used to value our pension benefit obligation. We determine a discount rate for our plans based on the estimated duration of each plan's liabilities. For euro denominated defined benefit pension plans, which represent 84% of our projected benefit obligation, we use discount rates with consideration of the duration of each of the plans, using a hypothetical yield curve developed from euro-denominated AA-rated corporate bond issues. These bonds are assigned different weights to adjust their relative influence on the yield curve, and the highest and lowest yielding 10% of bonds are excluded within each maturity group. The discount rate used was 3.25%. The weighted average discount rate used to measure the projected benefit obligation for all of the plans at December 31, 2023 was 3.74%. A change of 100 basis points in the discount rate would change our projected benefit obligation by approximately $10.0 million. The financial and actuarial assumptions used at December 31, 2023 may differ materially from actual results due to changing market and economic conditions and other factors. These differences could result in a significant change in the amount of pension expense recognized in future periods.

Contingencies

A loss contingency is recognized if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We evaluate, among other factors, the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of the ultimate loss. Loss contingencies that we determine to be reasonably possible, but not probable, are disclosed but not recognized. Changes in these factors and related estimates could materially affect our financial position and results of operations. Legal costs to defend against contingent liabilities are recognized as incurred.

Stock-Based Compensation

We grant various stock-based compensation awards to our officers, employees, and Board of Directors with service, performance, and market vesting conditions, including restricted stock units, phantom stock units, and unrestricted stock units (awards). Prior to December 31, 2020, stock options were also granted as part of the stock-based compensation awards. We measure and recognize compensation expense for all awards based on estimated fair values. For awards with only a service condition, we expense stock-based compensation using the straight-line method over the requisite service period for the entire award. For awards with service and performance conditions, if vesting is probable, we expense the stock-based compensation on a straight-line basis over the requisite service period for each separately vesting portion of the award. For awards with a market condition, we expense the fair value over the requisite service period.

We measure and recognize compensation expense for all stock-based compensation based on estimated fair values. The fair value of unrestricted stock awards with no market conditions is the market close price of our common stock on the date of grant. For restricted stock units with market conditions, the fair value is estimated at the date of award using a Monte Carlo simulation model, which includes assumptions for dividend yield and expected volatility for our common stock and the common stock for companies within the Russell 3000 index, as well as the risk-free interest rate and expected term of the awards. For phantom stock units, fair value is the market close price of our common stock at the end of each reporting period. For stock options, the fair value was estimated at the date of grant using the Black-Scholes option-pricing model, which included assumptions for the expected volatility, risk-free interest rate, expected term and dividend yield.

In valuing our restricted stock units with a market condition and stock options, significant judgment is required in determining the expected volatility of our common stock and the expected life that individuals will hold their stock options prior to exercising. The volatility for our restricted stock units with a market condition is based on the historical volatility of our own stock and the stock for companies comprising the market index within the market condition. The expected volatility for stock options was based on the historical and implied volatility of our own common stock. The expected life of stock option grants was derived from the historical actual term of option grants and an estimate of future exercises during the remaining contractual period of the option. While volatility and estimated life are assumptions that do not bear the risk of change subsequent to the grant date, these assumptions may be difficult to measure as they represent future expectations based on historical experience. Further, our expected volatility and expected life may change in the future, which could substantially change the grant-date fair value of future awards and ultimately the expense we recognize. Actual results and future estimates may differ substantially from our current estimates.

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared in accordance with GAAP, we use certain non-GAAP financial measures, including non-GAAP operating expense, non-GAAP operating income, non-GAAP net income, non-GAAP diluted EPS, adjusted EBITDA, free cash flow, and constant currency. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and other companies may define such measures differently. For a reconciliation of each non-GAAP measure to the most comparable financial measure prepared and presented in accordance with GAAP, please see the table captioned Reconciliations of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures.

We use these non-GAAP financial measures for financial and operational decision making and/or as a means for determining executive compensation. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and ability to service debt by excluding certain expenses that may not be indicative of our recurring core operating results. These non-GAAP financial measures facilitate management's internal comparisons to our historical performance, as well as comparisons to our competitors' operating results. Our executive compensation plans exclude non-cash charges related to amortization of intangibles and certain discrete cash and non-cash charges, such as restructuring, loss on sale of businesses, strategic initiative expenses, software project impairment, Russian currency translation write-off, goodwill impairment, or acquisition and integration related expenses. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting and analyzing future periods. We believe these non-GAAP financial measures are useful to investors because they provide greater transparency with respect to key metrics used by management in its financial and operational decision making and because they are used by our institutional investors and the analyst community to analyze the health of our business.

Non-GAAP operating expenses and *non-GAAP operating income* – We define non-GAAP operating expenses as operating expenses excluding certain expenses related to the amortization of intangible assets, restructuring, loss on sale of businesses, strategic initiative expenses, software project impairment, Russian currency translation write-off, goodwill impairment, and acquisition and integration related expenses. We define non-GAAP operating income as operating income (loss) excluding the expenses related to the amortization of intangible assets, restructuring, loss on sale of businesses, strategic initiative expenses, software project impairment, Russian currency translation write-off, goodwill impairment, and acquisition and integration related expenses. Acquisition and integration related expenses include costs, which are incurred to affect and integrate business combinations, such as professional fees, certain employee retention and salaries related to integration, severances, contract terminations, travel costs related to knowledge transfer, system conversion costs, and asset impairment charges. We consider these non-GAAP financial measures to be useful metrics for management and investors because they exclude the effect of expenses that are not related to our core operating results. By excluding these expenses, we believe that it is easier for management and investors to compare our financial results over multiple periods and analyze trends in our operations. For example, in certain periods, expenses related to amortization of intangible assets may decrease, which would improve GAAP operating margins, yet the improvement in GAAP operating margins due to this lower expense is not necessarily reflective of an improvement in our core business. There are some limitations related to the use of non-GAAP operating expenses and non-GAAP operating income versus operating expenses and operating income (loss) calculated in accordance with GAAP. We compensate for these limitations by providing specific information about the GAAP amounts excluded from non-GAAP operating expense and non-GAAP operating income and evaluating non-GAAP operating expense and non-GAAP operating income together with GAAP operating expense and operating income (loss).

Non-GAAP net income and *non-GAAP diluted EPS* – We define non-GAAP net income as net income (loss) attributable to Itron, Inc. excluding the expenses associated with amortization of intangible assets, amortization of debt placement fees, restructuring, loss on sale of businesses, strategic initiative expenses, software project impairment, Russian currency translation write-off, goodwill impairment, acquisition and integration related expenses, and the tax effect of excluding these expenses. We define non-GAAP diluted EPS as non-GAAP net income divided by diluted weighted-average shares outstanding during the period calculated on a GAAP basis and then reduced to reflect the anti-dilutive impact of the convertible note hedge transactions entered into in connection with the 0% convertible notes due 2026 issued in March 2021. We consider these financial measures to be useful metrics for management and investors for the same reasons that we use non-GAAP operating income. The same limitations described above regarding our use of non-GAAP operating income apply to our use of non-GAAP net income and non-GAAP diluted EPS. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP measures and evaluating non-GAAP net income and non-GAAP diluted EPS together with GAAP net income (loss) attributable to Itron, Inc. and GAAP diluted EPS.

Adjusted EBITDA – We define adjusted EBITDA as net income (loss) (a) minus interest income, (b) plus interest expense, depreciation and amortization, restructuring, loss on sale of businesses, strategic initiative expenses, software project impairment, Russian currency translation write-off, goodwill impairment, acquisition and integration related expenses, and (c) excluding income tax provision or benefit. Management uses adjusted EBITDA as a performance measure for executive compensation. A limitation to using adjusted EBITDA is that it does not represent the total increase or decrease in the cash balance for the period and the measure includes some non-cash items and excludes other non-cash items. Additionally, the items that we exclude in our calculation of adjusted EBITDA may differ from the items that our peer companies exclude when they report their results. We compensate for these limitations by providing a reconciliation of this measure to GAAP net income (loss).

Free cash flow – We define free cash flow as net cash provided by operating activities less cash used for acquisitions of property, plant and equipment. We believe free cash flow provides investors with a relevant measure of liquidity and a useful basis for assessing our ability to fund our operations and repay our debt. The same limitations described above regarding our use of adjusted EBITDA apply to our use of free cash flow. We compensate for these limitations by providing specific information regarding the GAAP amounts in the reconciliation.

Constant currency – We refer to the impact of foreign currency exchange rate fluctuations in our discussions of financial results, which references the differences between the foreign currency exchange rates used to translate operating results from the entity's functional currency into U.S. dollars for financial reporting purposes. We also use the term "constant currency", which represents financial results adjusted to exclude changes in foreign currency exchange rates as compared with the rates in the comparable prior year period. We calculate the constant currency change as the difference between the current period results and the comparable prior period's results restated using current period foreign currency exchange rates.

Reconciliations of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The tables below reconcile the non-GAAP financial measures of operating expenses, operating income, net income, diluted EPS, adjusted EBITDA, and free cash flow with the most directly comparable GAAP financial measures.

TOTAL COMPANY RECONCILIATIONS	Year Ended December 31,			
In thousands, except per share data		**2023**		**2022**
NON-GAAP OPERATING EXPENSES				
GAAP operating expenses	$	585,041	$	529,628
Amortization of intangible assets		(18,918)		(25,717)
Restructuring		(43,989)		13,625
Loss on sale of businesses		(667)		(3,505)
Strategic initiative		5		(675)
Software project impairment		—		(8,719)
Russian currency translation write-off		—		(1,885)
Goodwill impairment		—		(38,480)
Acquisition and integration		(144)		(506)
Non-GAAP operating expenses	$	521,328	$	463,766
NON-GAAP OPERATING INCOME				
GAAP operating income (loss)	$	128,867	$	(7,439)
Amortization of intangible assets		18,918		25,717
Restructuring		43,989		(13,625)
Loss on sale of businesses		667		3,505
Strategic initiative		(5)		675
Software project impairment		—		8,719
Russian currency translation write-off		—		1,885
Goodwill impairment		—		38,480
Acquisition and integration		144		506
Non-GAAP operating income	$	192,580	$	58,423
NON-GAAP NET INCOME & DILUTED EPS				
GAAP net income (loss) attributable to Itron, Inc.	$	96,923	$	(9,732)
Amortization of intangible assets		18,918		25,717
Amortization of debt placement fees		3,489		3,323
Restructuring		43,989		(13,625)
Loss on sale of businesses		667		3,505
Strategic initiative		(5)		675
Software project impairment		—		8,719
Russian currency translation write-off		—		1,885
Goodwill impairment		—		38,480
Acquisition and integration		144		506
Income tax effect of non-GAAP adjustments [1]		(10,339)		(8,466)
Non-GAAP net income attributable to Itron, Inc.	$	153,786	$	50,987
Non-GAAP diluted EPS	$	3.36	$	1.13
Non-GAAP weighted average common shares outstanding - Diluted		45,836		45,305

TOTAL COMPANY RECONCILIATIONS		Year Ended December 31,		
In thousands		**2023**		**2022**
ADJUSTED EBITDA				
GAAP net income (loss) attributable to Itron, Inc.	$	96,923	$	(9,732)
Interest income		(9,314)		(2,633)
Interest expense		8,349		6,724
Income tax (benefit) provision		29,068		(6,196)
Depreciation and amortization		55,763		66,763
Restructuring		43,989		(13,625)
Loss on sale of businesses		667		3,505
Strategic initiative		(5)		675
Software project impairment		—		8,719
Russian currency translation write-off		—		1,885
Goodwill impairment		—		38,480
Acquisition and integration		144		506
Adjusted EBITDA	$	225,584	$	95,071
FREE CASH FLOW				
Net cash provided by operating activities	$	124,971	$	24,500
Acquisitions of property, plant, and equipment		(26,884)		(19,747)
Free Cash Flow	$	98,087	$	4,753

[1] The income tax effect of non-GAAP adjustments is calculated using the statutory tax rates for the relevant jurisdictions if no valuation allowance exists. If a valuation allowance exists, there is no tax impact to the non-GAAP adjustment.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to interest rate and foreign currency exchange rate risks that could impact our financial position and results of operations. As part of our risk management strategy, we may use derivative financial instruments to hedge certain foreign currency and interest rate exposures. Our objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, therefore reducing the impact of volatility on earnings or protecting the fair values of assets and liabilities. We use derivative contracts only to manage existing underlying exposures. Accordingly, we do not use derivative contracts for trading or speculative purposes.

Interest Rate Risk

We may be exposed to interest rate risk through our variable rate debt instruments, namely the multicurrency revolving line of credit. At December 31, 2023, we had no outstanding variable rate debt.

We continually monitor and assess our interest rate risk and may institute additional interest rate swaps or other derivative instruments to manage such risk in the future if we were to have variable rate debt outstanding.

Foreign Currency Exchange Rate Risk

We conduct business in a number of countries. Revenues denominated in functional currencies other than the U.S. dollar were 24% of total revenues for the year ended December 31, 2023, compared with 30% for the year ended December 31, 2022 and 38% for the year ended December 31, 2021. These transactions expose our account balances to movements in foreign currency exchange rates that could have a material effect on our financial results. Our primary foreign currency exposure relates to non-U.S. dollar denominated transactions in our international subsidiary operations, the most significant of which is the euro.

We are also exposed to foreign exchange risk when we enter into non-functional currency transactions, both intercompany and third party. At each period-end, non-functional currency monetary assets and liabilities are revalued with the change recognized within other income (expense) in our Consolidated Statements of Operations. We enter into monthly foreign exchange forward contracts, which are not designated for hedge accounting, with the intent to reduce earnings volatility associated with currency exposures. As of December 31, 2023, a total of 42 contracts were offsetting our exposures from the euro, pound sterling,

Indonesian rupiah, Canadian dollar, Australian dollar, and various other currencies, with notional amounts ranging from $117,000 to $23.4 million.

In future periods, we may use additional derivative contracts to protect against foreign currency exchange rate risks.

Item 8: Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Itron, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Itron, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition — Revenue arrangements involving multiple performance obligations — Refer to Notes 1 and 17 to the financial statements

Critical Audit Matter Description

Many of the Company's revenue arrangements involve multiple performance obligations consisting of hardware, license of software, cloud services and SaaS and professional services such as software implementation services, project management services, installation services, consulting services, post-sale maintenance support, and extended or customer specific warranties. These contracts may contain customer-specific business terms and conditions, including service level commitments, variable consideration, and terms that govern when the customer has taken control. Additionally, these contracts may be modified from time to time as the Company delivers under the contract. These customer-specific business terms and conditions and modifications may involve complex accounting considerations, including determining whether the Company has enforceable rights and obligations, whether contract modifications represent new contracts or modification of existing contracts, whether certain performance obligations are distinct, and other considerations that may impact the timing of revenue recognition.

The evaluation of these factors is executed in accordance with the ASC 606 revenue recognition framework and requires significant management judgment that could affect the amount and timing of revenue recognition over the contractual period. The computations to recognize revenue under the ASC 606 revenue recognition framework can be complex and require a significant volume of data input. Additionally, there can be complexity in the computations and entries made to record the related contract assets and liabilities at the balance sheet date. Given the challenge in auditing the judgments and computations made in determining revenue recognition for these multiple performance obligation arrangements with customer-specific business terms and conditions and modifications, we identified revenue recognition as a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to (1) determining whether the Company has enforceable rights and obligations, whether contract modifications represent new contracts or modifications, whether certain performance obligations are distinct and other considerations that may impact the timing of revenue recognition and (2) the completeness and accuracy of the revenue recognition computations and entries used to recognize revenue included the following, among others:

- We tested the effectiveness of controls over contract reviews, including management's use of checklists and other review procedures to determine whether customer-specific business terms are evident in the contract and whether accounting conclusions regarding enforceable rights and obligations, contract modifications, distinct products and services, and other considerations that may impact the timing of revenue recognition are appropriately applied.

- We tested the effectiveness of controls over revenue recognition computations and entries to determine whether the computations and entries appropriately reflect the accounting conclusions for these contracts. Such controls included (1) the review of the completeness and accuracy of data input into the computations and entries and (2) the review of the mathematical accuracy of the computations and entries.

- For a sample of contracts with customers that included existing contracts, new contracts and contract modifications, we:

    - Tested management's identification of customer-specific terms, whether the Company had enforceable rights and obligations, whether contract modifications represented new contracts or modifications to existing contracts, whether customer-specific terms introduced new or implied performance obligations, or other factors influencing the timing, nature and amount of revenue recognized, and assessed management's conclusions regarding accounting treatment. Our procedures included reading the selected contracts and inquiring of the Company's operational personnel to understand the nature of the contract and its business purpose, as well as evaluating management's conclusions.

    - Evaluated whether the identified accounting conclusions were appropriately reflected in the revenue recognition computations and entries.

    - Tested the accuracy and completeness of the data used in the computations and entries to record revenue.

    - Tested mathematical accuracy of revenue recognition computations and entries.

Income Taxes — U.S. Valuation Allowance — Refer to Note 11 to the financial statements

Critical Audit Matter Description

In evaluating the Company's ability to realize its U.S. deferred tax assets, management considers all available favorable and unfavorable evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and the ability to carry losses to prior years. The Company will recognize valuation allowances to reduce deferred tax assets to the extent they believe it is more likely than not that a portion of such assets will not be realized. The most sensitive and critical factors in this determination are the projection, source, and character of future taxable income.

We identified the Company's determination of the realizability of U.S. deferred tax assets as a critical audit matter because there is significant judgment required by management, specifically considering the realization of U.S. losses before income taxes in recent years, to conclude that it is more likely than not that these U.S. deferred tax assets will be realized in future periods. In addition, the auditing of these elements involved complex and subjective auditor judgment, including the need to involve personnel with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to evaluate management's determination that sufficient taxable income will be generated to realize U.S. deferred tax assets included the following, among others:

- We evaluated the design and operating effectiveness of internal controls over income taxes, specifically those controls over the evaluation of the realizability of deferred tax assets.
- We evaluated the reasonableness of management's estimates in regard to the ability to generate future taxable income and utilize the deferred tax assets by evaluating the forecast of future taxable income, including testing of management's forecasts against the Company's historical performance as adjusted for nonrecurring items, and evaluating total backlog supporting future revenues.
- We evaluated whether the estimates of future taxable income were consistent with evidence obtained in other areas of the audit.
- We utilized personnel with specialized knowledge and skill in income taxes and accounting for income taxes under ASC 740 to assist in the evaluation of management's assessment of positive and negative evidence and their conclusion that it is more likely than not that the Company will realize the benefit of its U.S. deferred tax assets.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
February 26, 2024

We have served as the Company's auditor since 2016.

ITRON, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues			
Product revenues	$ 1,863,489	$ 1,500,243	$ 1,678,195
Service revenues	310,144	295,321	303,377
Total revenues	2,173,633	1,795,564	1,981,572
Cost of revenues			
Product cost of revenues	1,292,170	1,102,475	1,231,230
Service cost of revenues	167,555	170,900	177,173
Total cost of revenues	1,459,725	1,273,375	1,408,403
Gross profit	713,908	522,189	573,169
Operating expenses			
Sales, general and administrative	312,779	290,453	300,520
Research and development	208,688	185,098	197,235
Amortization of intangible assets	18,918	25,717	35,801
Restructuring	43,989	(13,625)	54,623
Loss on sale of businesses	667	3,505	64,289
Goodwill impairment	—	38,480	—
Total operating expenses	585,041	529,628	652,468
Operating income (loss)	128,867	(7,439)	(79,299)
Other income (expense)			
Interest income	9,314	2,633	1,557
Interest expense	(8,349)	(6,724)	(28,638)
Other income (expense), net	(2,446)	(4,213)	(17,430)
Total other income (expense)	(1,481)	(8,304)	(44,511)
Income (loss) before income taxes	127,386	(15,743)	(123,810)
Income tax benefit (provision)	(29,068)	6,196	45,512
Net income (loss)	98,318	(9,547)	(78,298)
Net income attributable to noncontrolling interests	1,395	185	2,957
Net income (loss) attributable to Itron, Inc.	$ 96,923	$ (9,732)	$ (81,255)
Net income (loss) per common share - Basic	$ 2.13	$ (0.22)	$ (1.83)
Net income (loss) per common share - Diluted	$ 2.11	$ (0.22)	$ (1.83)
Weighted average common shares outstanding - Basic	45,421	45,101	44,301
Weighted average common shares outstanding - Diluted	45,836	45,101	44,301

The accompanying notes are an integral part of these consolidated financial statements.

ITRON, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ 98,318	$ (9,547)	$ (78,298)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	15,550	(28,748)	(26,923)
Foreign currency translation adjustment reclassified to net income (loss) on sale or disposal of businesses	—	57,321	—
Net unrealized gain (loss) on derivative instruments, designated as cash flow hedges	—	—	1,411
Pension benefit obligation adjustment	(2,066)	24,851	15,940
Total other comprehensive income (loss), net of tax	13,484	53,424	(9,572)
Total comprehensive income (loss), net of tax	111,802	43,877	(87,870)
Comprehensive income attributable to noncontrolling interests, net of tax	1,395	185	2,957
Comprehensive income (loss) attributable to Itron, Inc.	$ 110,407	$ 43,692	$ (90,827)

The accompanying notes are an integral part of these consolidated financial statements.

ITRON, INC.
CONSOLIDATED BALANCE SHEETS

In thousands		December 31, 2023		December 31, 2022
ASSETS				
Current assets				
Cash and cash equivalents	$	302,049	$	202,007
Accounts receivable, net		303,821		280,435
Inventories		283,686		228,701
Other current assets		159,882		118,441
Total current assets		1,049,438		829,584
Property, plant, and equipment, net		128,806		140,123
Deferred tax assets, net		247,211		211,982
Other long-term assets		38,836		39,901
Operating lease right-of-use assets, net		41,186		52,826
Intangible assets, net		46,282		64,941
Goodwill		1,052,504		1,038,721
Total assets	$	2,604,263	$	2,378,078
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable	$	199,520	$	237,178
Other current liabilities		54,407		42,869
Wages and benefits payable		135,803		89,431
Taxes payable		8,636		15,324
Current portion of warranty		14,663		18,203
Unearned revenue		124,207		95,567
Total current liabilities		537,236		498,572
Long-term debt, net		454,827		452,526
Long-term warranty		7,501		7,495
Pension benefit obligation		63,887		57,839
Deferred tax liabilities, net		697		833
Operating lease liabilities		32,656		44,370
Other long-term obligations		176,028		124,887
Total liabilities		1,272,832		1,186,522
Equity				
Preferred stock, no par value, 10,000 shares authorized, no shares issued or outstanding		—		—
Common stock, no par value, 75,000 shares authorized, 45,512 and 45,186 shares issued and outstanding		1,820,510		1,788,479
Accumulated other comprehensive loss, net		(81,190)		(94,674)
Accumulated deficit		(428,409)		(525,332)
Total Itron, Inc. shareholders' equity		1,310,911		1,168,473
Noncontrolling interests		20,520		23,083
Total equity		1,331,431		1,191,556
Total liabilities and equity	$	2,604,263	$	2,378,078

The accompanying notes are an integral part of these consolidated financial statements.

ITRON, INC.
CONSOLIDATED STATEMENTS OF EQUITY

In thousands	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Itron, Inc. Shareholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount					
Balances at January 1, 2021	40,444	$ 1,389,419	$ (138,526)	$ (434,345)	$ 816,548	$ 23,725	$ 840,273
Net income (loss)				(81,255)	(81,255)	2,957	(78,298)
Other comprehensive income (loss), net of tax			(9,572)		(9,572)	—	(9,572)
Stock options exercised	30	1,924			1,924		1,924
Restricted stock awards released net of repurchased shares for taxes	285	(804)			(804)		(804)
Issuance of stock-based compensation awards	9	856			856		856
Employee stock purchase plan	37	3,156			3,156		3,156
Stock-based compensation expense		22,762			22,762		22,762
Stock issued related to equity offering	4,472	389,419			389,419		389,419
Proceeds from sale of warrants		45,349			45,349		45,349
Purchases of convertible note hedge contracts, net of tax		(63,576)			(63,576)		(63,576)
Registration fee		(359)			(359)		(359)
Stock repurchase program	(125)	(8,028)			(8,028)		(8,028)
Other		(343)			(343)		(343)
Balances at December 31, 2021	45,152	1,779,775	(148,098)	(515,600)	1,116,077	26,682	1,142,759
Net income (loss)				(9,732)	(9,732)	185	(9,547)
Other comprehensive income (loss), net of tax			53,424		53,424	—	53,424
Distributions to noncontrolling interests					—	(3,784)	(3,784)
Stock options exercised	1	30			30		30
Restricted stock awards released net of repurchased shares for taxes	227	—			—		—
Issuance of stock-based compensation awards	16	952			952		952
Employee stock purchase plan	70	3,422			3,422		3,422
Stock-based compensation expense		20,929			20,929		20,929
Stock repurchase program	(280)	(16,629)			(16,629)		(16,629)
Balances at December 31, 2022	45,186	1,788,479	(94,674)	(525,332)	1,168,473	23,083	1,191,556
Net income				96,923	96,923	1,395	98,318
Other comprehensive income (loss), net of tax			13,484		13,484	—	13,484
Distributions to noncontrolling interests					—	(3,958)	(3,958)
Stock options exercised	18	830			830		830
Restricted stock awards released net of repurchased shares for taxes	242	—			—		—
Issuance of stock-based compensation awards	15	1,065			1,065		1,065
Employee stock purchase plan	51	2,844			2,844		2,844
Stock-based compensation expense		27,292			27,292		27,292
Balances at December 31, 2023	45,512	$ 1,820,510	$ (81,190)	$ (428,409)	$ 1,310,911	$ 20,520	$ 1,331,431

The accompanying notes are an integral part of these consolidated financial statements.

ITRON, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Year Ended December 31,		
	2023	**2022**	**2021**
Operating activities			
Net income (loss)	$ 98,318	$ (9,547)	$ (78,298)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of intangible assets	55,763	66,763	84,153
Non-cash operating lease expense	16,454	16,257	17,107
Stock-based compensation	28,357	21,881	23,618
Amortization of prepaid debt fees	3,664	3,499	18,253
Deferred taxes, net	(34,646)	(32,635)	(85,574)
Loss on sale of businesses	667	3,505	64,289
Loss on extinguishment of debt, net	—	—	10,000
Goodwill impairment	—	38,480	—
Restructuring, non-cash	385	(624)	8,744
Other adjustments, net	(169)	11,678	2,930
Changes in operating assets and liabilities, net of acquisitions and sale of businesses:			
Accounts receivable	(19,494)	5,064	60,242
Inventories	(52,118)	(68,124)	(3,721)
Other current assets	(42,410)	(16,695)	41,461
Other long-term assets	2,317	(5,436)	4,515
Accounts payable, other current liabilities, and taxes payable	(43,657)	45,085	(23,330)
Wages and benefits payable	44,700	(21,749)	30,915
Unearned revenue	28,329	18,466	(29,366)
Warranty	(3,778)	(5,497)	(8,169)
Restructuring	29,866	(40,981)	15,967
Other operating, net	12,423	(4,890)	1,058
Net cash provided by operating activities	124,971	24,500	154,794
Investing activities			
Net proceeds (payments) related to the sale of businesses	(772)	55,933	3,142
Acquisitions of property, plant, and equipment	(26,884)	(19,747)	(34,682)
Business acquisitions, net of cash and cash equivalents acquired	—	23	(8,670)
Other investing, net	4,348	4,307	5,326
Net cash provided by (used in) investing activities	(23,308)	40,516	(34,884)
Financing activities			
Proceeds from borrowings	—	—	460,000
Payments on debt	—	—	(946,094)
Issuance of common stock	3,674	3,452	5,080
Proceeds from common stock offering	—	—	389,419
Proceeds from sale of warrants	—	—	45,349
Purchases of convertible note hedge contracts	—	—	(84,139)
Repurchase of common stock	—	(16,972)	(8,028)
Prepaid debt fees	(2,471)	(697)	(12,031)
Other financing, net	(4,711)	(4,520)	(2,443)
Net cash used in financing activities	(3,508)	(18,737)	(152,887)
Less: Cash classified within assets held for sale	—	—	(9,750)
Effect of foreign exchange rate changes on cash and cash equivalents	1,887	(6,851)	(1,627)
Increase (decrease) in cash and cash equivalents	100,042	39,428	(44,354)
Cash and cash equivalents at beginning of period	202,007	162,579	206,933
Cash and cash equivalents at end of period	$ 302,049	$ 202,007	$ 162,579
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Income taxes, net	$ 54,550	$ 11,915	$ 7,073
Interest	1,832	1,622	8,983
Non-cash operating, investing and financing activities:			
Deferred tax on purchase of convertible note hedge contracts	—	—	20,563

The accompanying notes are an integral part of these consolidated financial statements.

In this Annual Report, the terms "we", "us", "our", "Itron", and the "Company" refer to Itron, Inc.

Note 1:   Summary of Significant Accounting Policies

We were incorporated in the state of Washington in 1977 and are a technology company, offering end-to-end solutions to enhance productivity and efficiency, primarily focused on utilities and municipalities around the globe. We operate under the Itron brand worldwide and manage and report under three operating segments: Device Solutions, Networked Solutions, and Outcomes.

Financial Statement Preparation

The consolidated financial statements presented in this Annual Report include the Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021 and the Consolidated Balance Sheets as of December 31, 2023 and 2022 of Itron, Inc. and its subsidiaries, prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of significant estimates include revenue recognition, warranty, restructuring, income taxes, business combinations, goodwill and intangible assets, defined benefit pension plans, contingencies, and stock-based compensation. Due to various factors affecting future costs and operations, actual results could differ materially from these estimates.

Risks and Uncertainties

Global economic impacts, such as pandemics and various ongoing conflicts around the world, may create disruption in customer demand and global supply chains, resulting in market volatility, which our management continues to monitor. In the aftermath of these types of events, global supply chains, including labor, struggle to keep pace with rapidly changing demand. While recently improving from 2022 levels, our ability to obtain adequate supply of semiconductor components has impacted our ability to service customer demand in a timely manner. The temporary imbalance in supply and demand creates business uncertainties that include costs and availability. Efforts continue with suppliers to improve supply resiliency, including the approval of alternate sources. Recently, inflation in our raw materials and component costs, freight charges, and labor costs have increased above historical levels due to, among other things, the continuing impacts of the uncertain economic environment. We may or may not be able to fully recover these increased costs through pricing actions with our customers. Currently, we have not identified any significant decrease in long-term customer demand for our products and services. Certain of our customer projects have experienced delays in deliveries, with revenues originally forecasted in prior periods shifting to future periods.

While we have limited direct business exposure in areas with current conflict, such as Ukraine and Israel, military actions globally and any resulting sanctions could adversely affect the global economy, as well as further disrupt the supply chain. A major disruption in the global economy and supply chain could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. The extent and duration of the military action, sanctions, and resulting market and/or supply disruptions are impossible to predict but could be substantial, and our management continues to monitor these events closely.

Basis of Consolidation

We consolidate all entities in which we have a greater than 50% ownership interest or in which we exercise control over the operations. We use the equity method of accounting for entities in which we have a 20% to 50% investment and exercise significant influence. Entities in which we have less than a 20% investment and where we do not exercise significant influence are accounted for under the fair value method. Intercompany transactions and balances are eliminated upon consolidation.

Noncontrolling Interests

In several of our consolidated international subsidiaries, we have joint venture partners, who are minority shareholders. Although these entities are not wholly owned by Itron, we consolidate them because we have a greater than 50% ownership interest or because we exercise control over the operations. The noncontrolling interest balance is adjusted each period to reflect the allocation of net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interests, as shown in our Consolidated Statements of Operations and our Consolidated Statements of Comprehensive Income (Loss), as well as contributions from and distributions to the owners. The noncontrolling interest balance in our Consolidated Balance Sheets represents the proportional share of the equity of the joint venture entities, which is attributable to the minority shareholders.

Cash and Cash Equivalents

We consider all highly liquid instruments with remaining maturities of three months or less at the date of acquisition to be cash equivalents.

Restricted Cash and Cash Equivalents

Cash and cash equivalents that are contractually restricted from operating use are classified as restricted cash and cash equivalents. We have $1.8 million that is pledged for standby letters of credit as of December 31, 2023.

Accounts Receivable, net

Accounts receivable are recognized for invoices issued to customers in accordance with our contractual arrangements. Interest and late payment fees are minimal. Unbilled receivables are recognized when revenues are recognized upon product shipment or service delivery and invoicing occurs at a later date. We recognize an allowance for credit losses representing our estimate of the expected losses in accounts receivable at the date of the balance sheet based on our historical experience of bad debts, our specific review of outstanding receivables, and our review of current and expected economic conditions. Accounts receivable are written-off against the allowance when we believe an account, or a portion thereof, is no longer collectible.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out method. Cost includes raw materials and labor, plus applied direct and indirect overhead costs. Net realizable value is the estimated selling price in the normal course of business, minus the cost of completion, disposal and transportation.

Derivative Instruments

All derivative instruments, whether designated in hedging relationships or not, are recognized on the Consolidated Balance Sheets at fair value as either assets or liabilities. The fair values of our derivative instruments are determined using the fair value measurements of significant other observable inputs (Level 2), as defined by GAAP. The fair value of our derivative instruments may switch between an asset and a liability depending on market circumstances at the end of the period. We include the effect of our counterparty credit risk based on current published credit default swap rates when the net fair value of our derivative instruments is in a net asset position and the effect of our own nonperformance risk when the net fair value of our derivative instruments is in a net liability position.

For any derivative designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. For any derivative designated as a cash flow hedge, changes in the fair value of the derivative are recognized as a component of other comprehensive income (loss) (OCI) and are recognized in earnings when the hedged item affects earnings. For a hedge of a net investment, any unrealized gain or loss from the foreign currency revaluation of the hedging instrument is reported in OCI as a net unrealized gain or loss on derivative instruments. Upon termination of a net investment hedge, the net derivative gain/loss will remain in accumulated other comprehensive income (loss) (AOCI) until such time when earnings are impacted by a sale or liquidation of the associated operations. We classify cash flows from our derivative programs as cash flows from operating activities in the Consolidated Statements of Cash Flows.

Derivatives are not used for trading or speculative purposes. Our derivatives are with credit-worthy multinational commercial banks, with which we have master netting agreements; however, our derivative positions are not recognized on a net basis in the Consolidated Balance Sheets. There are no credit-risk related contingent features within our derivative instruments. Refer to Note 7: Derivative Financial Instruments and Note 14: Shareholders' Equity for further disclosures of our derivative instruments and their impact on OCI.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 30 years for buildings and improvements and three years to 10 years for machinery and equipment, computers and software, and furniture. Leasehold improvements are capitalized and depreciated over the term of the applicable lease, including renewable periods if reasonably certain, or over the useful lives, whichever is shorter. Construction in process represents capital expenditures incurred for assets not yet placed in service. Costs related to internally developed software and software purchased for internal uses are capitalized and are amortized over the estimated useful lives of the assets. Repair and maintenance costs are recognized as incurred. We have no major planned maintenance activities.

We review long-lived assets for impairment whenever events or circumstances indicate the carrying amount of an asset group may not be recoverable. Assets held for sale are classified within other current assets in the Consolidated Balance Sheets, are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Gains and losses from asset disposals and impairment losses are classified within the Consolidated Statements of Operations according to the use of the asset, except those gains and losses recognized in conjunction with our restructuring activities, which are classified within restructuring expense, or impairment losses recognized in conjunction with an announced or completed sale of a business, which are classified within loss on sale of businesses.

Prepaid Debt Fees

Prepaid debt fees for term debt represent the capitalized direct costs incurred related to the issuance of debt and are recognized as a deduction from the carrying amount of the corresponding debt liability. We have elected to present prepaid debt fees for revolving debt within other long-term assets in the Consolidated Balance Sheets. These costs are amortized to interest expense over the terms of the respective borrowings, including any contingent maturity or call features, using the effective interest method or the straight-line method when associated with a revolving credit facility. When debt is repaid early, the related portion of unamortized prepaid debt fees is written off and included in interest expense.

Business Combinations

On the date of acquisition, the assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree are recognized at their fair values. The acquiree's results of operations are also included as of the date of acquisition in our consolidated results. Intangible assets that arise from contractual/legal rights, or are capable of being separated, are measured and recognized at fair value, and amortized over the estimated useful life. If practicable, assets acquired and liabilities assumed arising from contingencies are measured and recognized at fair value. If not practicable, such assets and liabilities are measured and recognized when it is probable that a gain or loss has occurred and the amount can be reasonably estimated. The residual balance of the purchase price, after fair value allocations to all identified assets and liabilities, represents goodwill. Acquisition-related costs are recognized as incurred. Integration costs associated with an acquisition are generally recognized in periods subsequent to the acquisition date, and changes in deferred tax asset valuation allowances and acquired income tax uncertainties, including penalties and interest, after the measurement period are recognized as a component of the provision for income taxes. Our acquisitions may include contingent consideration, which requires us to recognize the fair value of the estimated liability at the time of the acquisition. Subsequent changes in the estimate of the amount to be paid under the contingent consideration arrangement are recognized in the Consolidated Statements of Operations.

We estimate the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time utilizing either a cost or income approach. The determination of the fair value is judgmental in nature and involves the use of significant estimates and assumptions. Contingent consideration is recognized at fair value as of the date of the acquisition with adjustments occurring after the purchase price allocation period, which could be up to one year, recognized in earnings. Changes to valuation allowances on acquired deferred tax assets that occur after the acquisition date are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on our consolidated operating results or financial position.

Leases

We determine if an arrangement is a lease at inception. A lease exists when a contract conveys to the customer the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The definition of a lease embodies two conditions: (1) there is an identified asset in the contract that is land or a depreciable asset (i.e., property, plant, and equipment), and (2) the customer has the right to control the use of the identified asset.

Operating leases are included in operating lease right-of-use (ROU) assets, other current liabilities, and operating lease liabilities on our Consolidated Balance Sheets. Finance leases are included in property, plant, and equipment, other long-term assets, other current liabilities, and other long-term obligations on our Consolidated Balance Sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. We use the rate implicit in the lease agreement when readily determinable. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate, which is the estimated rate of interest we expect to pay on a collateralized basis over a similar term, based on the information available at the lease commencement date. The Operating lease ROU asset also includes any lease payments made and is reduced by lease incentives received and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements that include lease and nonlease components. When nonlease components are fixed, we have elected the practical expedient to account for lease and nonlease components as a single lease component, except for leases embedded in service contracts.

All leases with a lease term that is greater than one month are subject to recognition and measurement on the balance sheet, except where we have leases in service contracts with contract manufacturers. For leases with contract manufacturers, we have elected to utilize the short-term lease exemption.

Lease expense for variable lease payments, where the timing or amount of the payment is not fixed, are recognized when the obligation is incurred. Variable lease payments generally arise in our net lease arrangements where executory and other lease-related costs are billed to Itron when incurred by the lessor.

Goodwill and Intangible Assets

Goodwill and intangible assets may result from our business acquisitions. Intangible assets may also result from the purchase of assets and intellectual property in a transaction that does not qualify as a business combination. We use estimates, including estimates of useful lives of intangible assets, the amount and timing of related future cash flows, and fair values of the related operations, in determining the value assigned to goodwill and intangible assets. Our finite-lived intangible assets are amortized over their estimated useful lives based on estimated discounted cash flows, generally three years to 10 years for core-developed technology and customer contracts and relationships. Finite-lived intangible assets are tested for impairment at the asset group level when events or changes in circumstances indicate the carrying value may not be recoverable. Indefinite-lived intangible assets are tested for impairment annually, when events or changes in circumstances indicate the asset may be impaired, or when their useful lives are determined to be no longer indefinite.

Goodwill is assigned to our reporting units based on the expected benefit from the synergies arising from each business combination, determined by using certain financial metrics, including the forecasted discounted cash flows associated with each reporting unit. Each reporting unit corresponds with its respective operating segment. We test goodwill for impairment each year as of October 1, or more frequently should a significant impairment indicator occur. As part of the impairment test, we may elect to perform an assessment of qualitative factors. If this qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit, including goodwill, is less than its carrying amount, or if we elect to bypass the qualitative assessment, we would then proceed with the quantitative impairment test. The impairment test involves comparing the fair values of the reporting units to their carrying amounts. If the carrying amount of a reporting unit exceeds its fair value, we first evaluate the long-lived assets within the reporting unit for impairment and then recognize goodwill impairment loss in an amount equal to any excess.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. We forecast discounted future cash flows at the reporting unit level using risk-adjusted discount rates and estimated future revenues and operating costs, which take into consideration factors such as existing backlog, expected future orders, supplier contracts, and expectations of competitive and economic environments. We also identify similar publicly traded companies and develop a correlation, referred to as a multiple, to apply to the operating results of the reporting units. These combined fair values are then reconciled to the aggregate market value of our common stock on the date of valuation, while considering a reasonable control premium.

Contingencies

A loss contingency is recognized if it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. We evaluate, among other factors, the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of the ultimate loss. Loss contingencies that we determine to be reasonably possible, but not probable, are disclosed but not recognized. Legal costs to defend against contingent liabilities are recognized as incurred.

Bonus

We have various employee bonus plans, which provide award amounts for the achievement of financial and nonfinancial targets. If management determines it is probable that the discretionary targets will be achieved and the amounts can be reasonably estimated, a compensation accrual is recognized based on the proportional achievement of the financial and nonfinancial targets. In addition, management or the Board of Directors may decide to grant monetary bonus awards, at their discretion, and accrue such awards when it becomes probable they will be paid.

Warranty

We offer standard warranties on our hardware products and large application software products. We accrue the estimated cost of new product warranties based on historical and projected product performance trends and costs during the warranty period. Testing of new products in the development stage helps identify and correct potential warranty issues prior to manufacturing. Quality control efforts during manufacturing reduce our exposure to warranty claims. When testing or quality control efforts fail to detect a fault in one of our products, we may experience an increase in warranty claims. We track warranty claims to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual would be recognized if a failure event is probable and the cost can be reasonably estimated. When new products are introduced, our process relies on historical averages of similar products until sufficient data is available. As actual experience on new products becomes available, it is used to modify the historical averages to ensure the expected warranty costs are within a range of likely outcomes. Management regularly evaluates the sufficiency of the warranty provisions and makes adjustments when necessary. The long-term warranty balance includes estimated warranty claims beyond one year. Warranty expense is classified within cost of revenues.

Restructuring

We recognize a liability for costs associated with an exit or disposal activity under a restructuring project in the period in which the liability is incurred. Employee termination benefits considered postemployment benefits are accrued when the obligation is probable and estimable, such as benefits stipulated by human resource policies and practices or statutory requirements. If the employee must provide future service, such benefits are recognized ratably over the future service period. For contract termination costs, we recognize a liability upon the termination of a contract in accordance with the contract terms or the cessation of the use of the rights conveyed by the contract, whichever occurs later.

Asset impairments associated with a restructuring project are determined at the asset group level. An impairment may be recognized for assets that are to be abandoned, are to be sold for less than net book value, or are held for sale in which the estimated proceeds less costs to sell are less than the net book value. We may also recognize impairment on an asset group, which is held and used, when the carrying value is not recoverable and exceeds the asset group's fair value. If an asset group is considered a business, a portion of our goodwill balance is allocated to it based on relative fair value. If the sale of an asset group under a restructuring project results in proceeds that exceed the net book value of the asset group, the resulting gain is recognized within restructuring expense in the Consolidated Statements of Operations.

Defined Benefit Pension Plans

We sponsor both funded and unfunded defined benefit pension plans for certain international employees. We recognize a liability for the projected benefit obligation in excess of plan assets. We recognize an asset when plan assets exceed the projected benefit obligation. We also recognize the funded status of our defined benefit pension plans on our Consolidated Balance Sheets and recognize as a component of OCI, net of tax, the actuarial gains or losses and prior service costs or credits, if any, which arise during the period but that are not recognized as components of net periodic benefit cost. If actuarial gains and losses exceed 10 percent of the greater of plan assets or plan liabilities, we amortize them over the employees' average future service period.

Share Repurchase Plans

From time to time, we may repurchase shares of Itron common stock under programs authorized by our Board of Directors. Share repurchases are made in the open market or in privately negotiated transactions and in accordance with applicable securities laws. Under applicable Washington State law, shares repurchased are retired and not displayed separately as treasury stock on the financial statements; the value of the repurchased shares is deducted from common stock.

Product Revenues and Service Revenues

Product revenues include sales from standard and smart meters, systems or software, and any associated implementation and installation revenue. Service revenues include sales from post-sale maintenance support, consulting, outsourcing, and managed services.

Revenue Recognition

The majority of our revenues consist primarily of hardware sales, but may also include the license of software, software implementation services, cloud services and Software-as-a-Service (SaaS), project management services, installation services, consulting services, post-sale maintenance support, and extended or customer-specific warranties. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. In determining whether the definition of a contract has been met, we consider whether the arrangement creates enforceable rights and obligations, which involves evaluation of contractual terms that would allow for the customer to terminate the agreement. If the customer has the unilateral right to terminate the agreement without providing further consideration to us, the agreement would not be considered to meet the definition of a contract.

Many of our revenue arrangements involve multiple performance obligations as our hardware and services are often sold together. Separate contracts entered into with the same customer (or related parties of the customer) at or near the same time are accounted for as a single contract when one or more of the following criteria are met:

- The contracts are negotiated as a package with a single commercial objective.

- The amount of consideration to be paid in one contract depends on the price or performance of the other contract: or

- The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation.

Once the contract has been defined, we evaluate whether the promises in the contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment, and the decision to separate the combined or single contract into multiple performance obligations could change the amount of revenue and profit recognized in a given period. Some of our contracts contain a significant service of integrating, customizing or modifying goods or services in the contract, in which case the goods or services would be combined into a single performance obligation. It is common that we may promise to provide multiple distinct goods or services, in which case we separate the contract into more than one performance obligation. If a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services. For goods or services where we have observable standalone sales, the observable standalone sales are used to determine the standalone selling price. For the majority of our goods and services, we do not have observable standalone sales. As a result, we estimate the standalone selling price using either the adjusted market assessment approach or the expected cost plus a margin approach. Approaches used to estimate the standalone selling price for a given good or service will maximize the use of observable inputs and considers several factors, including our pricing practices, costs to provide a good or service, the type of good or service, and availability of other transactional data, among others.

We determine the estimated standalone selling prices of goods or services used in our allocation of arrangement consideration on an annual basis or more frequently if there is a significant change in our business or if we experience significant variances in our transaction prices.

Many of our contracts with customers include variable consideration, which can include liquidated damage provisions, rebates and volume and early payment discounts. Some of our contracts with customers contain clauses for liquidated damages related to the timing of delivery or milestone accomplishments, which could become material in the event of failure to meet the contractual deadlines. At the inception of the arrangement and on an ongoing basis, we evaluate the probability and magnitude of having to pay liquidated damages. We estimate variable consideration using the expected value method, taking into consideration contract terms, historical customer behavior, and historical sales. In the case of liquidated damages, we also take into consideration progress towards meeting contractual milestones, including whether milestones have not been achieved, specified rates, if applicable, stated in the contract, and history of paying liquidated damages to the customer or similar customers. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur.

In the normal course of business, we do not accept product returns unless the item is defective as manufactured. We establish provisions for estimated returns and warranties. In addition, we do not typically provide customers with the right to a refund.

Hardware revenue is recognized at a point in time. Transfer of control is typically at the time of shipment, receipt by the customer, or, if applicable, upon receipt of customer acceptance provisions. We will recognize revenue prior to receipt of customer acceptance for hardware in cases where the customer acceptance provision is determined to be a formality. Transfer of control would not occur until receipt of customer acceptance in hardware arrangements where such provisions are subjective or where we do not have history of meeting the acceptance criteria.

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Perpetual software licenses are a right to use intellectual property and are recognized at a point in time. Transfer of control is at the point at which it is available to the customer to download and use or upon receipt of customer acceptance. In certain contracts, software licenses may be sold with implementation services that include a significant service of integrating, customizing or modifying the software. In these instances, the software license is combined into single performance obligation with the implementation services and recognized over time as the implementation services are performed.

Hardware and software licenses (when not combined with professional services) are typically billed when shipped and revenue recognized at a point-in-time. As a result, the timing of revenue recognition and invoicing does not have a significant impact on contract assets and liabilities.

Professional services, which include implementation, project management, installation, and consulting services are recognized over time. We measure progress towards satisfying these performance obligations using input methods, most commonly based on the costs incurred in relation to the total expected costs to provide the service. We expect this method to best depict our performance in transferring control of services promised to the customer or represents a reasonable proxy for measuring progress. The estimate of expected costs to provide services requires judgment. Cost estimates take into consideration our historical experience and the specific scope requested by the customer and are updated quarterly. We may also offer professional services on a stand-ready basis over a specified period of time, in which case revenue would be recognized ratably over the term. Invoicing of these services is commensurate with performance and occurs on a monthly basis. As such, these services do not have a significant impact on contract assets and contract liabilities.

Cloud services and SaaS arrangements where customers have access to certain of our software within a cloud-based IT environment that we manage, host, and support are offered to customers on a subscription basis. Revenue for the cloud services and SaaS offerings are generally recognized over time, ratably over the contact term commencing with the date the services are made available to the customer.

Professional services are typically billed monthly in arrears or as milestones are achieved. Other services, including cloud services and SaaS arrangements, are commonly billed annually upfront resulting in a contract liability.

Certain of our revenue arrangements include an extended or customer-specific warranty provision that covers all or a portion of a customer's replacement or repair costs beyond the standard warranty period. Whether or not the extended warranty is separately priced in the arrangement, such warranties are a separate good or service, and a portion of the transaction price is allocated to this extended warranty performance obligation. This revenue is recognized ratably over the extended warranty coverage period.

Hardware and software post-sale maintenance support fees are recognized ratably over the life of the related service contract. Support fees are typically billed in advance on an annual basis, resulting in a contract liability. Shipping and handling costs and incidental expenses billed to customers are recognized as revenue in the period incurred, with the associated cost charged to cost of revenues in the same period. We recognize sales, use, and value added taxes billed to our customers on a net basis.

Payment terms with customers can vary by customer; however, amounts billed are typically payable within 30 to 90 days, depending on the destination country. We do not typically offer financing as part of our contracts with customers.

We incur certain incremental costs to obtain contracts with customers, primarily in the form of sales commissions. Where the amortization period is one year or less, we have elected to apply the practical expedient and recognize the related commissions expense as incurred. Otherwise, such incremental costs are capitalized and amortized over the contract period. Capitalized incremental costs are not material.

Product and Software Development Costs

Product and software development costs primarily include employee compensation and third-party contracting fees. We do not capitalize product development costs, and we do not generally capitalize development expenses for computer software to be sold, leased, or otherwise marketed as the costs incurred are immaterial for the relatively short period of time between technological feasibility and the completion of software development.

Stock-Based Compensation

We grant various stock-based compensation awards to our officers, employees, and Board of Directors with service, performance, and market vesting conditions, including restricted stock units, phantom stock units, and unrestricted stock units (awards). Prior to December 31, 2020, stock options were also granted as part of the stock-based compensation awards. We measure and recognize compensation expense for all awards based on estimated fair values. For awards with only a service condition, we expense stock-based compensation using the straight-line method over the requisite service period for the entire award. For awards with service and performance conditions where vesting is probable, we expense the stock-based compensation on a straight-line basis over the requisite service period for each separately vesting portion of the award. For awards with a market condition, we expense the fair value over the requisite service period. We have elected to account for forfeitures of any awards in stock-based compensation expense prospectively as they occur.

The fair value of a restricted stock unit is the market close price of our common stock on the date of grant. Restricted stock units vest over a maximum period of three years. After vesting, the restricted stock units are converted into shares of our common stock on a one-for-one basis and issued to employees. Certain restricted stock units are issued under the Long-Term Performance Restricted Stock Unit Award Agreement and include performance and market conditions. The final number of shares issued will be based on the achievement of financial targets and our total shareholder return relative to the Russell 3000 Index during the performance periods. Due to the presence of a market condition, we utilize a Monte Carlo valuation model to determine the fair value of the awards at the grant date. Expected volatility is based on the historical volatility of our common stock for the related expected term. We believe this approach is reflective of current and historical market conditions and is an appropriate indicator of expected volatility. The risk-free interest rate is the rate available as of the grant date on zero-coupon U.S. government issues with a term equal to the expected term of the award. The expected term is the remaining term of an award based on the period of time between the grant date and the date the award is expected to vest.

Phantom stock units are a form of share-based award that are indexed to our stock price and are settled in cash upon vesting and accounted for as liability-based awards. Fair value is remeasured at the end of each reporting period based on the market close price of our common stock. Phantom stock units vest over a maximum period of three years. Since phantom stock units are settled in cash, compensation expense recognized over the vesting period will vary based on changes in the fair value of the awards.

The fair value of unrestricted stock awards is the market close price of our common stock on the date of grant, and the awards are deemed fully vested. We expense stock-based compensation at the date of grant for unrestricted stock awards.

The fair value of stock options was estimated at the date of grant using the Black-Scholes option-pricing model. Options to purchase our common stock were granted with an exercise price equal to the market close price of the stock on the date the Board of Directors approved the grant. Options generally became exercisable in three equal annual installments beginning one year from the date of grant and expiring 10 years from the date of grant. Expected volatility was based on a combination of the historical volatility of our common stock and the implied volatility of our traded options for the related expected term. We believe this combined approach was reflective of current and historical market conditions and was an appropriate indicator of expected volatility. The risk-free interest rate was the rate available as of the award date on zero-coupon U.S. government issues with a term equal to the expected term of the award. The expected term was the weighted average expected term of an award based on the period of time between the date the award was granted and the estimated date the award will be fully exercised. Factors considered in estimating the expected term included historical experience of similar awards, contractual terms, vesting schedules, and expectations of future employee behavior.

Excess tax benefits and deficiencies resulting from employee share-based payment are recognized as income tax provision or benefit in the Consolidated Statements of Operations, and as an operating activity on the Consolidated Statements of Cash Flows.

We also maintain an Employee Stock Purchase Plan (ESPP) for our employees. Under the terms of the ESPP, employees can deduct up to 10% of eligible compensation to purchase our common stock at a 5% discount from the fair market value of the stock at the end of each fiscal quarter, subject to other limitations under the plan. The sale of the stock to the employees occurs at the beginning of the subsequent quarter. The ESPP is not considered compensatory, and no compensation expense is recognized for sales of our common stock to employees.

Income Taxes

We account for income taxes using the asset and liability method of accounting. Deferred tax assets and liabilities are recognized based upon anticipated future tax consequences, in each of the jurisdictions that we operate, attributable to: (1) the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases; and (2) net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured annually using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of our tax liabilities involves applying complex tax regulations in different tax jurisdictions to our tax positions. The effect on deferred tax assets and liabilities of a change in tax legislation and/or rates is recognized in the period that includes the enactment date. A valuation allowance is recognized to reduce the carrying amounts of deferred tax assets if it is not more likely than not that such assets will be realized. We do not recognize tax liabilities on undistributed earnings of international subsidiaries that are permanently reinvested.

Foreign Exchange

Our consolidated financial statements are reported in U.S. dollars. Assets and liabilities of international subsidiaries with non-U.S. dollar functional currencies are translated to U.S. dollars at the exchange rates in effect on the balance sheet date, or the last business day of the period, if applicable. Revenues and expenses for each subsidiary are translated to U.S. dollars using an average rate for the relevant reporting period. Translation adjustments resulting from this process are included, net of tax, in OCI. Gains and losses that arise from exchange rate fluctuations for monetary asset and liability balances that are not denominated in an entity's functional currency are included within other income (expense), net in the Consolidated Statements of Operations. Currency gains and losses of intercompany balances deemed to be long-term in nature or designated as a hedge of the net investment in international subsidiaries are included, net of tax, in OCI. Foreign currency losses, net of hedging, of $3.1 million, $2.9 million, and $3.2 million were included in other expenses, net, for the years ended December 31, 2023, 2022, and 2021.

Fair Value Measurements

For assets and liabilities measured at fair value, the GAAP fair value hierarchy prioritizes the inputs used in different valuation methodologies, assigning the highest priority to unadjusted quoted prices for identical assets and liabilities in actively traded markets (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs consist of quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in non-active markets; and model-derived valuations in which significant inputs are corroborated by observable market data either directly or indirectly through correlation or other means. Inputs may include yield curves, volatility, credit risks, and default rates.

Recently Adopted Accounting Standards

In October 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2021-08 amending *Business Combination: (Topic 805),* which was necessary due to 2014-09, *Revenue from Contracts with Customers (Topic 606).* The FASB issued this update to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to (1) recognition of an acquired contract liability and (2) payment terms and their effect on subsequent revenue recognized by the acquirer. We adopted this amendment as of the effective date of January 1, 2023. These amendments are to be applied prospectively to business combinations occurring on or after the effective date of the amendments. We currently plan to apply the practical expedients as needed for any future acquisitions. The practical expedients cover contracts that were modified prior to acquisition date as well as determining which date an acquirer would have to determine the standalone selling price of each performance obligation in an acquired contract.

Recent Accounting Standards Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures,* which amends the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for our annual financial reporting in 2024 and interim financial reports for the first quarter of 2025, with early adoption permitted. These amendments are to be applied retrospectively to all prior periods presented in the financial statements. We are currently evaluating the impact this standard will have on our consolidated financial statement disclosures for our reportable segment information.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures,* which amends *Income Taxes* (Topic 740). The FASB issued this update to improve annual basis income tax disclosures related to (1) rate reconciliation, (2) income taxes paid, and (3) other disclosures related to pretax income (or loss) and income tax expense (or benefit) from continuing operations. The effective date for this amendment is January 1, 2025, with early adoption permitted. These amendments are to be applied on a prospective basis. Retrospective application is permitted. We are currently evaluating the impact this standard will have on our consolidated financial statement disclosures.

Note 2:   Earnings Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (EPS):

	Year Ended December 31,		
In thousands, except per share data	**2023**	**2022**	**2021**
Net income (loss) available to common shareholders	$ 96,923	$ (9,732)	$ (81,255)
Weighted average common shares outstanding - Basic	45,421	45,101	44,301
Dilutive effect of stock-based awards	415	—	—
Dilutive effect of convertible notes	—	—	—
Weighted average common shares outstanding - Diluted	45,836	45,101	44,301
Net income (loss) per common share - Basic	$ 2.13	$ (0.22)	$ (1.83)
Net income (loss) per common share - Diluted	$ 2.11	$ (0.22)	$ (1.83)

Stock-based Awards

For stock-based awards, the dilutive effect is calculated using the treasury stock method. Under this method, the dilutive effect is computed as if the awards were exercised at the beginning of the period (or at time of issuance, if later) and assumes the related proceeds were used to repurchase our common stock at the average market price during the period. Related proceeds include the amount the employee must pay upon exercise and the future compensation cost associated with the stock award. Approximately 0.3 million, 0.7 million, and 0.5 million stock-based awards were excluded from the calculation of diluted EPS for the years ended December 31, 2023, 2022, and 2021, because they were anti-dilutive. These stock-based awards could be dilutive in future periods.

Convertible Notes and Warrants

For our convertible notes issued in March 2021, the dilutive effect is calculated using the if-converted method. We are required, pursuant to the indenture governing our convertible notes, to settle the principal amount of the convertible notes in cash and may elect to settle the remaining conversion obligation (stock price in excess of conversion price) in cash, shares, or a combination thereof. Under the if-converted method, we include the number of shares required to satisfy the remaining conversion obligation, assuming all the convertible notes were converted. The average quarterly closing prices of our common stock for the year ended December 31, 2023 were used as the basis for determining the dilutive effect on EPS. The quarterly average closing prices for our common stock did not exceed the conversion price of $126.00, and therefore all associated shares were anti-dilutive.

In conjunction with the issuance of the convertible notes, we sold warrants to purchase 3.7 million shares of Itron common stock. The warrants have a strike price of $180.00 per share. For calculating the dilutive effect of the warrants, we use the treasury stock method. With this method, we assume exercise of the warrants at the beginning of the period, or at time of issuance if later, and the issuance of common stock upon exercise. Proceeds from the exercise of the warrants are assumed to be used to repurchase shares of our stock at the average market price during the period. The incremental shares, representing the number of shares assumed to be exercised with the warrants less the number of shares repurchased, are included in diluted weighted average common shares outstanding. For periods where the warrants strike price of $180.00 per share is greater than the average share price of Itron stock for the period, the warrants would be anti-dilutive. For the year ended December 31, 2023, the quarterly average closing prices of our common stock did not exceed the warrant strike price and therefore 3.7 million shares were considered anti-dilutive.

Convertible Note Hedge Transactions

In connection with the issuance of the convertible notes, we entered into privately negotiated call option contracts on our common stock (the convertible note hedge transactions) with certain commercial banks (the counterparties). The convertible note hedge transactions cover, subject to anti-dilution adjustments substantially similar to those in the convertible notes, approximately 3.7 million shares of our common stock, the same number of shares initially underlying the convertible notes, at a strike price of approximately $126.00, subject to customary adjustments. The convertible note hedge transactions will expire upon the maturity of the convertible notes, subject to earlier exercise or termination. Exercise of the convertible note hedge transactions would reduce the number of shares of our common stock outstanding and therefore would be anti-dilutive.

Note 3: Certain Balance Sheet Components

A summary of accounts receivable from contracts with customers is as follows:

Accounts receivable, net

In thousands	December 31, 2023	December 31, 2022
Trade receivables (net of allowance of $738 and $4,863)	$ 272,890	$ 249,771
Unbilled receivables	30,931	30,664
Total accounts receivable, net	$ 303,821	$ 280,435

Allowance for credit losses account activity

In thousands	Year Ended December 31,		
	2023	2022	2021
Beginning balance	$ 4,863	$ 5,730	$ 1,312
Provision for (release of) doubtful accounts, net	(120)	(258)	4,636
Accounts written-off	(4,115)	(492)	(107)
Effect of change in exchange rates	110	(117)	(111)
Ending balance	$ 738	$ 4,863	$ 5,730

Inventories

In thousands	December 31, 2023	December 31, 2022
Raw materials	$ 213,303	$ 182,118
Work in process	17,849	8,386
Finished goods	52,534	38,197
Total inventories	$ 283,686	$ 228,701

Property, plant, and equipment, net

In thousands	December 31, 2023	December 31, 2022
Machinery and equipment	$ 318,546	$ 306,699
Computers and software	126,149	119,670
Buildings, furniture, and improvements	126,041	130,301
Land	7,846	8,566
Construction in progress, including purchased equipment	24,316	19,403
Total cost	602,898	584,639
Accumulated depreciation	(474,092)	(444,516)
Property, plant, and equipment, net	$ 128,806	$ 140,123

Depreciation expense

In thousands	Year Ended December 31,		
	2023	2022	2021
Depreciation expense	$ 36,845	$ 41,046	$ 48,352

Note 4:   Intangible Assets and Liabilities

The gross carrying amount and accumulated amortization (accretion) of our intangible assets and liabilities, other than goodwill, were as follows:

	December 31, 2023			December 31, 2022		
In thousands	Gross	Accumulated (Amortization) Accretion	Net	Gross	Accumulated (Amortization) Accretion	Net
Intangible Assets						
Core-developed technology	$ 502,010	$ (499,571)	$ 2,439	$ 498,601	$ (492,782)	$ 5,819
Customer contracts and relationships	329,688	(287,653)	42,035	322,360	(265,503)	56,857
Trademarks and trade names	73,461	(71,740)	1,721	72,156	(70,101)	2,055
Other	12,019	(11,932)	87	12,017	(11,807)	210
Total intangible assets	$ 917,178	$ (870,896)	$ 46,282	$ 905,134	$ (840,193)	$ 64,941
Intangible Liabilities						
Customer contracts and relationships	$ (23,900)	$ 23,900	$ —	$ (23,900)	$ 23,900	$ —

A summary of intangible assets and liabilities activity is as follows:

	Year Ended December 31,	
In thousands	2023	2022
Intangible assets, gross beginning balance	$ 905,134	$ 928,422
Effect of change in exchange rates	12,044	(23,288)
Intangible assets, gross ending balance	$ 917,178	$ 905,134
Intangible liabilities, gross beginning balance	$ (23,900)	$ (23,900)
Effect of change in exchange rates	—	—
Intangible liabilities, gross ending balance	$ (23,900)	$ (23,900)

Assumed intangible liabilities reflect the present value of the projected cash outflows for an existing contract where remaining costs were expected to exceed projected revenues.

Estimated future annual amortization is as follows:

Year Ending December 31,	Estimated Annual Amortization
In thousands	
2024	$ 15,164
2025	14,403
2026	10,369
2027	5,636
2028	181
Thereafter	529
Total intangible assets subject to amortization	$ 46,282

Amortization Expense	Year Ended December 31,		
In thousands	2023	2022	2021
Amortization expense	$ 18,918	$ 25,717	$ 35,801

We have recognized amortization expense within operating expenses in the Consolidated Statements of Operations. These expenses relate to intangible assets acquired and liabilities assumed as part of business combinations.

Note 5: Goodwill

The following table reflects changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022:

In thousands	Device Solutions	Networked Solutions	Outcomes	Total Company
Goodwill balance at January 1, 2022	$ 39,377	$ 918,005	$ 141,593	$ 1,098,975
Adjustment to goodwill acquired	—	(23)	—	(23)
Goodwill impairment	(38,480)	—	—	(38,480)
Effect of change in exchange rates	(897)	(18,095)	(2,759)	(21,751)
Goodwill balance at December 31, 2022	—	899,887	138,834	1,038,721
Effect of change in exchange rates	—	11,960	1,823	13,783
Goodwill balance at December 31, 2023	$ —	$ 911,847	$ 140,657	$ 1,052,504

The accumulated goodwill impairment losses at December 31, 2023 and 2022 were $714.9 million. The goodwill impairment losses were originally recognized in 2011, 2013, and 2022.

On October 12, 2021, we completed the acquisition of 100% of the shares of SELC Group Limited (SELC), a private limited company incorporated in Ireland. The purchase resulted in the recognition of $5.4 million in goodwill allocated to our Networked Solutions segment. During the year ended December 31, 2022, an immaterial adjustment was recorded to the goodwill acquired.

During the second quarter of 2022, as the result of increases in raw material, component, labor and other costs, coupled with a decrease in forecasted revenue within the Device Solutions operating segment and reporting unit, we performed an interim goodwill impairment test. At the conclusion of the test, a goodwill impairment of $38.5 million was recognized in our Corporate unallocated segment as of June 30, 2022.

We test goodwill for impairment each year as of October 1. Changes in market demand, fluctuations in the markets in which we operate, the volatility and decline in the worldwide equity markets, and a decline in our market capitalization could unfavorably impact the remaining carrying value of our goodwill, which could have a significant effect on our current and future results of operations and financial position. Based on the results of the annual impairment testing for our reporting units performed as of October 1, 2023, no adjustments to the carrying value of goodwill were required. Refer to Note 1: Summary of Significant Accounting Policies for further details regarding the annual goodwill impairment process.

Note 6: Debt

The components of our borrowings were as follows:

In thousands	December 31, 2023	December 31, 2022
Credit facility		
Multicurrency revolving line of credit	$ —	$ —
Convertible notes	460,000	460,000
Total debt	460,000	460,000
Less: unamortized prepaid debt fees - convertible notes	5,173	7,474
Long-term debt, net	$ 454,827	$ 452,526

Credit Facility

Our current credit facility, originally entered on January 5, 2018 (as amended, the 2018 credit facility), originally provided for committed credit facilities in the amount of $1.2 billion U.S. dollars. This facility now consists of a multicurrency revolving line of credit (the revolver) with a principal amount of up to $500 million. The revolver also contains a $300 million standby letter of credit sub-facility and a $50 million swingline sub-facility. The $650 million U.S. dollar term loan (the term loan) included in the original facility was fully repaid in August 2021.

The 2018 credit facility permits us and certain of our foreign subsidiaries to borrow in U.S. dollars, euros, or, with lender approval, other currencies readily convertible into U.S. dollars. All obligations under the 2018 credit facility are guaranteed by

Itron, Inc. and material U.S. domestic subsidiaries and are secured by a pledge of substantially all of the assets of Itron, Inc. and material U.S. domestic subsidiaries. This includes a pledge of 100% of the capital stock of material U.S. domestic subsidiaries and up to 66% of the voting stock (100% of the non-voting stock) of first-tier foreign subsidiaries. In addition, the obligations of any foreign subsidiary who is a foreign borrower, as defined by the 2018 credit facility, are guaranteed by the foreign subsidiary and by its direct and indirect foreign parents. The 2018 credit facility includes debt covenants, which contain certain financial thresholds and place certain restrictions on the incurrence of debt, investments, and the issuance of dividends. We were in compliance with the debt covenants under the 2018 credit facility at December 31, 2023.

Under the 2018 credit facility, we elect applicable market interest rates for both the term loan and any outstanding revolving loans. We also pay an applicable margin, which is based on our total net leverage ratio as defined in the credit agreement. The applicable rates per annum may be based on either: (1) the LIBOR rate or EURIBOR rate (subject to a floor of 0%), plus an applicable margin, or (2) the Alternate Base Rate, plus an applicable margin. The Alternate Base Rate election is equal to the greatest of three rates: (i) the prime rate, (ii) the Federal Reserve effective rate plus 0.50%, or (iii) one-month LIBOR plus 1.00%. The cessation of LIBOR occurred in June 2023. On November 23, 2022, we amended the 2018 credit facility to replace the LIBOR rate with the Term Secured Overnight Financing Rate (SOFR) as the base interest rate. On February 21, 2023, we entered into a sixth amendment to the 2018 credit facility. This amendment modified debt covenant provisions to allow for the addback of non-recurring cash expenses related to restructuring charges incurred during the quarter ended March 31, 2023. On October 13, 2023, we entered into a seventh amendment to extend the maturity date to October 18, 2026. However, that date may be advanced to December 14, 2025 if Itron does not settle or extend a sufficient portion of outstanding convertible notes detailed in the amendment. In addition, the amendment revises the interest cost, as follows:

Total Net Leverage Ratio	Interest Cost	Commitment Fee
Greater than 4.00	SOFR + 250 bps	40 bps
3.51 to 4.00	SOFR + 225 bps	35 bps
2.51 to 3.50	SOFR + 200 bps	30 bps
Less than or equal to 2.50	SOFR + 175 bps	25 bps

At December 31, 2023, there were no outstanding loan balances under the credit facility, and $59.1 million was utilized by outstanding standby letters of credit, resulting in $440.9 million available for additional borrowings or standby letters of credit within the revolver. At December 31, 2023, $240.9 million was available for additional standby letters of credit under the letter of credit sub-facility, and no amounts were outstanding under the swingline sub-facility.

Convertible Notes

On March 12, 2021, we closed the sale of the convertible notes in a private placement to qualified institutional buyers, resulting in net proceeds to us of $448.5 million after deducting initial purchasers' discounts of the offering. The convertible notes do not bear regular interest, and the principal amount does not accrete. The convertible notes will mature on March 15, 2026, unless earlier repurchased, redeemed, or converted in accordance with their terms. No sinking fund is provided for the convertible notes.

The initial conversion rate of the convertible notes is 7.9365 shares of our common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $126.00 per share. The conversion rate of the convertible notes is subject to adjustment upon the occurrence of certain specified events. In addition, upon the occurrence of a make-whole fundamental change (as defined in the indenture governing the convertible notes) or upon a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder that elects to convert its convertible notes in connection with such make-whole fundamental change or notice of redemption, as the case may be.

Prior to the close of business on the business day immediately preceding December 15, 2025, the convertible notes are convertible at the option of the holders only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business-day period after any five consecutive trading-day period (the measurement period) in which the trading price per $1,000 principal amount of convertible notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate on each such trading day; (3) upon the occurrence of specified corporate events; or (4) upon redemption by us. On or after December 15, 2025, until the close of business on the second scheduled trading day immediately preceding March 15, 2026, holders of the convertible notes may convert all or a portion of their notes at any time. Upon conversion, we will pay cash up to the aggregate principal amount of convertible notes to be converted and pay and/or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock, at our election, in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the convertible notes being converted.

On or after March 20, 2024 and prior to December 15, 2025, we may redeem for cash all or part of the convertible notes, at our option, if the last reported sales price of common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during any 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related notice of the redemption. The redemption price of each convertible note to be redeemed will be the principal amount of such note, plus accrued and unpaid special interest, if any. Upon the occurrence of a fundamental change (as defined in the indenture governing the convertible notes), subject to a limited exception described in the indenture governing the convertible notes, holders may require us to repurchase all or a portion of their notes for cash at a price equal to plus accrued and unpaid special interest to, but not including, the fundamental change repurchase date (as defined in the indenture governing the convertible notes).

The convertible notes are senior unsecured obligations and rank equally in right of payment with all of our existing and future unsubordinated debt and senior in right of payment to any future debt that is expressly subordinated in right of payment to the convertible notes. The convertible notes will be effectively subordinated to any of our existing and future secured debt to the extent of the assets securing such indebtedness. The convertible notes will be structurally subordinated to all existing debt and any future debt and any other liabilities of our subsidiaries.

Debt Maturities

The amount of required minimum principal payments on our long-term debt in aggregate over the next five years is as follows:

Year Ending December 31,	Minimum Payments
In thousands	
2024	$ —
2025	—
2026	460,000
2027	—
2028	—
Thereafter	—
Total minimum payments on debt	$ 460,000

Note 7: Derivative Financial Instruments

As part of our risk management strategy, we use derivative instruments to hedge certain foreign currency and interest rate exposures. Refer to Note 1: Summary of Significant Accounting Policies, Note 14: Shareholders' Equity, and Note 15: Fair Value of Financial Instruments for additional disclosures on our derivative instruments.

Derivatives Not Designated as Hedging Relationships

We are also exposed to foreign exchange risk when we enter into non-functional currency transactions, both intercompany and third party. At each period-end, non-functional currency monetary assets and liabilities are revalued with the change recognized within other income (expense) in our Consolidated Statements of Operations. We enter into monthly foreign exchange forward contracts, which are not designated for hedge accounting, with the intent to reduce earnings volatility associated with currency exposures. As of December 31, 2023, a total of 42 contracts were offsetting our exposures from the euro, pound sterling, Indonesian rupiah, Canadian dollar, Australian dollar, and various other currencies, with notional amounts ranging from $117,000 to $23.4 million.

We will continue to monitor and assess our interest rate and foreign exchange risk and may institute additional derivative instruments to manage such risk in the future.

Note 8: Defined Benefit Pension Plans

We sponsor both funded and unfunded defined benefit pension plans offering death and disability, retirement, and special termination benefits for certain of our international employees, primarily in Germany, France, India, and Indonesia. The defined benefit obligation is calculated annually by using the projected unit credit method. The measurement date for the pension plans was December 31, 2023.

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets:

		Year Ended December 31,		
In thousands		2023		2022
Change in benefit obligation:				
Benefit obligation at January 1,	$	69,739	$	112,073
Service cost		2,450		2,908
Interest cost		2,861		1,676
Actuarial gain (loss)		1,682		(23,682)
Benefits paid		(2,950)		(2,753)
Foreign currency exchange rate changes		2,819		(7,162)
Curtailment		(114)		(225)
Settlement		(217)		(1,499)
Release for divestiture		—		(11,081)
Other		—		(516)
Benefit obligation at December 31,	$	76,270	$	69,739
Change in plan assets:				
Fair value of plan assets at January 1,	$	8,662	$	9,609
Actual return on plan assets		724		(4)
Company contributions		254		217
Benefits paid		(283)		(278)
Foreign currency exchange rate changes		401		(655)
Settlement		—		(227)
Other		(918)		—
Fair value of plan assets at December 31,		8,840		8,662
Net pension benefit obligation at fair value	$	67,430	$	61,077

Amounts recognized on the Consolidated Balance Sheets consist of:

		December 31,		
In thousands		2023		2022
Assets				
Plan assets in other long-term assets	$	80	$	162
Liabilities				
Current portion of pension benefit obligation in wages and benefits payable	$	3,623	$	3,400
Long-term portion of pension benefit obligation		63,887		57,839
Pension benefit obligation, net	$	67,430	$	61,077

Amounts recognized in OCI (pre-tax) are as follows:

In thousands	Year Ended December 31,					
	2023		2022		2021	
Net actuarial (gain) loss	$	1,568	$	(24,316)	$	(14,565)
Settlement		7		(166)		2
Curtailment		114		20		557
Plan asset (gain) loss		(369)		316		38
Amortization of net actuarial gain (loss)		65		(1,490)		(2,183)
Amortization of prior service cost		(57)		(70)		(71)
Other		918		481		101
Other comprehensive (income) loss	$	2,246	$	(25,225)	$	(16,121)

If actuarial gains and losses exceed 10 percent of the greater of plan assets or plan liabilities, we amortize them over the employees' average future service period. The estimated net actuarial gain and prior service cost that will be amortized from AOCI into net periodic benefit cost during 2024 is $0.2 million.

Net periodic pension benefit cost for our plans include the following components:

In thousands	Year Ended December 31,					
	2023		2022		2021	
Service cost	$	2,450	$	2,908	$	4,479
Interest cost		2,861		1,676		1,383
Expected return on plan assets		(355)		(312)		(346)
Amortization of prior service costs		57		70		71
Amortization of actuarial net (gain) loss		(65)		1,490		2,183
Settlement		(7)		166		(2)
Curtailment		(114)		(20)		(557)
Net periodic benefit cost	$	4,827	$	5,978	$	7,211

The components of net periodic benefit cost, other than the service cost component, are included in total other income (expense) on the Consolidated Statements of Operations.

The significant actuarial weighted average assumptions used in determining the benefit obligations and net periodic benefit cost for our benefit plans are as follows:

	Year Ended December 31,		
	2023	2022	2021
Actuarial assumptions used to determine benefit obligations at end of period:			
Discount rate	3.74 %	4.14 %	1.66 %
Expected annual rate of compensation increase	4.41 %	4.26 %	3.88 %
Actuarial assumptions used to determine net periodic benefit cost for the period:			
Discount rate	4.14 %	1.93 %	1.10 %
Expected rate of return on plan assets	3.99 %	3.45 %	3.45 %
Expected annual rate of compensation increase	4.26 %	3.88 %	3.68 %

We determine a discount rate for our plans based on the estimated duration of each plan's liabilities. For euro denominated defined benefit pension plans, which represent 84% of our projected benefit obligation, we use discount rates with consideration of the duration of each of the plans, using a hypothetical yield curve developed from euro-denominated AA-rated corporate bond issues. These bonds are assigned different weights to adjust their relative influence on the yield curve, and the highest and lowest yielding 10% of bonds are excluded within each maturity group. The discount rate used was 3.25%.

Our expected rate of return on plan assets is derived from a study of actual historic returns achieved and anticipated future long-term performance of plan assets, specific to plan investment asset category. While the study primarily gives consideration to recent insurers' performance and historical returns, the assumption represents a long-term prospective return.

The total accumulated benefit obligation for our defined benefit pension plans was $68.8 million and $63.2 million at December 31, 2023 and 2022.

The total obligations and fair value of plan assets for plans with projected benefit obligations and accumulated benefit obligations exceeding the fair value of plan assets are as follows:

	December 31,	
In thousands	**2023**	**2022**
Projected benefit obligation	$ 75,182	$ 68,799
Accumulated benefit obligation	68,022	62,503
Fair value of plan assets	7,672	7,560

Our asset investment strategy focuses on maintaining a portfolio using primarily insurance funds, which are accounted for as investments and measured at fair value, in order to achieve our long-term investment objectives on a risk adjusted basis. Our general funding policy for these qualified pension plans is to contribute amounts sufficient to satisfy regulatory funding standards of the respective countries for each plan.

The fair values of our plan investments by asset category are as follows:

In thousands	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Unobservable Inputs (Level 3)**
		December 31, 2023	
Cash	$ —	$ —	$ —
Insurance funds	8,840	—	8,840
Total fair value of plan assets	$ 8,840	$ —	$ 8,840
In thousands		**December 31, 2022**	
Cash	$ 857	$ 857	$ —
Insurance funds	7,805	—	7,805
Total fair value of plan assets	$ 8,662	$ 857	$ 7,805

The following tables present a reconciliation of Level 3 assets held during the years ended December 31, 2023 and 2022:

In thousands	**Balance at January 1, 2023**	**Net Realized and Unrealized Gains**	**Net Purchases, Issuances, Settlements, and Other**	**Effect of Foreign Currency**	**Balance at December 31, 2023**
Insurance funds	$ 7,805	$ 727	$ (67)	$ 375	$ 8,840

In thousands	**Balance at January 1, 2022**	**Net Realized and Unrealized Gains/ (Loss)**	**Net Purchases, Issuances, Settlements, and Other**	**Effect of Foreign Currency**	**Balance at December 31, 2022**
Insurance funds	$ 8,534	$ (14)	$ (165)	$ (550)	$ 7,805

As the plan assets and contributions are not significant to our total company assets, no further disclosures are considered material.

Annual benefit payments for the next 10 years, including amounts to be paid from our assets for unfunded plans and reflecting expected future service, as appropriate, are expected to be paid as follows:

Year Ending December 31,	Estimated Annual Benefit Payments
In thousands	
2024	$ 4,088
2025	4,203
2026	4,191
2027	4,656
2028	4,753
2029-2033	28,547

Note 9: Stock-Based Compensation

We grant stock-based compensation awards, including restricted stock units, phantom stock, and unrestricted stock units, under the Second Amended and Restated 2010 Stock Incentive Plan (Stock Incentive Plan). Prior to December 31, 2020, stock options were also granted as part of the stock-based compensation awards. In the Stock Incentive Plan, we have 10,357,273 shares of common stock authorized for issuance subject to stock splits, dividends, and other similar events, and at December 31, 2023, 1,843,272 shares were available for grant. The reduction in shares available for grant from prior periods is largely attributed to the shares held in Itron's INS share pool, which expired August 21, 2023. We issue new shares of common stock upon the exercise of stock options or when vesting conditions on restricted stock units are fully satisfied. These shares are subject to a fungible share provision such that the authorized share available for grant is reduced by (i) one share for every one share subject to a stock option or share appreciation right granted under the Plan and (ii) 1.7 shares for every one share of common stock that was subject to an award other than an option or share appreciation right.

We also award phantom stock units, which are settled in cash upon vesting and accounted for as liability-based awards, with no impact to the shares available for grant.

In addition, we maintain the Employee Stock Purchase Plan (ESPP), for which 520,200 shares of common stock were available for future issuance at December 31, 2023. In May 2023, the shareholders authorized, via a proxy approval, the reallocation of 500,000 reserved shares from the shares available for grant in the Stock Incentive Plan to the ESPP.

ESPP activity and stock-based grants other than stock options and restricted stock units were not significant for the years ended December 31, 2023, 2022, and 2021.

Stock-Based Compensation Expense

Total stock-based compensation expense and the related tax benefit were as follows:

	Year Ended December 31,		
In thousands	**2023**	**2022**	**2021**
Stock options	$ 103	$ 891	$ 1,371
Restricted stock units	27,189	20,038	21,391
Unrestricted stock awards	1,065	952	856
Phantom stock units	5,025	1,315	3,242
Total stock-based compensation	$ 33,382	$ 23,196	$ 26,860
Related tax benefit	$ 6,928	$ 5,371	$ 4,991

Stock Options

A summary of our stock option activity is as follows:

	Shares		Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life		Aggregate Intrinsic Value		Weighted Average Grant Date Fair Value
	In thousands			*Years*		*In thousands*		
Outstanding, January 1, 2021	433	$	61.95	6.9	$	14,697		
Granted	—		—				$	—
Exercised	(34)		67.21			1,215		
Forfeited	(6)		83.33					
Outstanding, December 31, 2021	393	$	61.18	5.9	$	4,737		
Granted	—		—				$	—
Exercised	(1)		45.90			4		
Forfeited	(2)		87.27					
Canceled	(9)		80.00					
Outstanding, December 31, 2022	381	$	60.63	4.8	$	1,892		
Granted	—		—				$	—
Exercised	(18)		45.96			397		
Forfeited	—		—					
Canceled	—		—					
Outstanding and Exercisable, December 31, 2023	363	$	61.36	4.0	$	5,886		

At December 31, 2023, all stock-based compensation expense related to nonvested stock options has been recognized.

Restricted Stock Units

The following table summarizes restricted stock unit activity:

	Number of Restricted Stock Units		Weighted Average Grant Date Fair Value		Aggregate Intrinsic Value	
	In thousands				*In thousands*	
Outstanding, January 1, 2021	544	$	71.79			
Granted	230		97.66			
Released [1]	(293)			$	20,639	
Forfeited	(51)					
Outstanding, December 31, 2021	430	$	85.77			
Granted	391		53.33			
Released [1]	(227)			$	18,169	
Forfeited	(66)					
Outstanding, December 31, 2022	528	$	66.39			
Granted	497		56.89			
Released [1]	(242)		71.64	$	13,974	
Forfeited	(32)		61.59			
Outstanding, December 31, 2023	751	$	58.89			
Vested but not released, December 31, 2023	15	$	75.51	$	1,159	

[1] Shares released is presented as gross shares and does not reflect shares withheld by us for employee payroll tax obligations.

At December 31, 2023, total unrecognized compensation expense on restricted stock units was $32.0 million, which is expected to be recognized over a weighted average period of approximately 1.8 years.

The weighted average assumptions used to estimate the fair value of performance-based restricted stock units granted with a service and market condition and the resulting weighted average fair value are as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Expected volatility	46.0 %	55.7 %	54.2 %
Risk-free interest rate	4.6 %	1.7 %	0.4 %
Expected term (years)	1.9	2.9	1.9
Weighted average fair value	$ 73.41	$ 57.88	$ 77.65

Phantom Stock Units

The following table summarizes phantom stock unit activity:

	Number of Phantom Stock Units	Weighted Average Grant Date Fair Value		Aggregate Intrinsic Value
	In thousands			*In thousands*
Outstanding, January 1, 2021	82	$	73.13	
Granted	35		96.49	
Released	(41)			$ 4,100
Forfeited	(7)			
Outstanding, December 31, 2021	69	$	85.47	
Granted	59		53.07	
Released	(34)			$ 1,780
Forfeited	(9)			
Outstanding, December 31, 2022	85	$	66.46	
Granted	77		56.52	
Released	(43)		69.85	$ 2,511
Forfeited	(4)		66.19	
Outstanding, December 31, 2023	115	$	58.58	

At December 31, 2023, total unrecognized compensation expense on phantom stock units was $4.4 million, which is expected to be recognized over a weighted average period of approximately 1.7 years. As of December 31, 2023 and 2022, we have recognized a phantom stock liability of $4.4 million and $1.7 million within wages and benefits payable in the Consolidated Balance Sheets.

Note 10: Defined Contribution Plans

In the United States, United Kingdom, and certain other countries, we make contributions to defined contribution plans. For our U.S. employee savings plan, which represents a majority of our contribution expense, we provide a 75% match on the first 6% of the employee salary deferral, subject to statutory limitations. For our international defined contribution plans, we provide various levels of contributions, based on salary, subject to stipulated or statutory limitations. The expense for our defined contribution plans was as follows:

	Year Ended December 31,		
In thousands	**2023**	**2022**	**2021**
Defined contribution plans expense	$ 16,958	$ 14,241	$ 18,287

Note 11: Income Taxes

Beginning January 1, 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years, dependent upon the geography in which the expenditures are incurred. Although Congress has considered legislation that would defer, modify, or repeal the capitalization and amortization requirement, as of year-end no such deferral has been passed. The income tax provision has been prepared according to currently enacted tax legislation, including the effect of guidance issued in December 2023 that provided clarity regarding research providers and recipients.

In August 2022, the Inflation Reduction Act was signed into law, which made a number of changes to the Internal Revenue Code, including adding a 1% excise tax on stock buybacks by publicly traded corporations and a 15% minimum tax on adjusted financial statement income of certain large companies. We are subject to the new 1% excise tax beginning January 1, 2023, but the amount will vary depending upon various factors. The 15% minimum tax only applies to corporations with average book income in excess of $1 billion, therefore it is not currently applicable.

The Organization for Economic Cooperation and Development (OECD) guidance under the Base Erosion and Profit Shifting (BEPS) initiative aims to minimize perceived tax abuses and modernize global tax policy, including the implementation of a global minimum effective tax rate of 15%. In December 2022, the Council of the European Union adopted OECD Pillar 2 for implementation by European Union member states by December 31, 2023. Legislation is in various stages of adoption, from formal legislative proposals to passage into law, in most countries where Itron has significant operations, and is expected to take effect for calendar year 2024. The OECD continues to release more guidance on these rules and framework and we are evaluating the impact to our financial position. These enactments or amendments could adversely affect our tax rate and ultimately result in a negative impact on our operating results and cash flows. Based upon preliminary calculations for calendar year 2024, the Company anticipates it will meet the safe harbors in most jurisdictions, and any remaining top-up tax should be immaterial.

The following table summarizes the provision (benefit) for U.S. federal, state, and foreign taxes on income from continuing operations:

In thousands	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ 43,101	$ (2,692)	$ 20,197
State and local	12,039	3,698	7,271
Foreign	8,573	25,433	12,594
Total current	63,713	26,439	40,062
Deferred:			
Federal	(29,717)	(24,167)	(36,196)
State and local	(6,471)	(4,723)	(12,186)
Foreign	1,071	(23,832)	(12,657)
Total deferred	(35,117)	(52,722)	(61,039)
Change in valuation allowance	472	20,087	(24,535)
Total provision (benefit) for income taxes	$ 29,068	$ (6,196)	$ (45,512)

The change in the valuation allowance does not include the impacts of currency translation adjustments, acquisitions, or significant intercompany transactions.

Our tax provision (benefit) as a percentage of income before tax was 23%, 39%, and 37% for 2023, 2022, and 2021. A reconciliation of income taxes at the U.S. federal statutory rate of 21% to the consolidated actual tax rate is as follows:

	Year Ended December 31,		
In thousands	**2023**	**2022**	**2021**
Income (loss) before income taxes			
Domestic	$ 88,258	$ (19,104)	$ (91,579)
Foreign	39,128	3,361	(32,231)
Total income (loss) before income taxes	$ 127,386	$ (15,743)	$ (123,810)
Expected federal income tax provision (benefit)	$ 26,751	$ (3,306)	$ (26,000)
Divestitures	—	1,578	—
Change in valuation allowance	472	20,087	(24,535)
Onshoring of international operations	—	—	(10,933)
Stock-based compensation	928	1,611	(2,465)
Foreign earnings	3,921	(22,244)	25,738
Tax credits	(11,906)	(10,967)	(8,988)
Uncertain tax positions, including interest and penalties	(57)	(2,053)	6,693
Change in tax rates	106	385	(1,919)
State income tax provision (benefit), net of federal effect	2,324	(2,873)	(5,722)
U.S. tax provision on foreign earnings	404	146	58
Nondeductible goodwill impairment	—	6,375	—
Local foreign taxes	509	551	667
Other, net	5,616	4,514	1,894
Total provision (benefit) from income taxes	$ 29,068	$ (6,196)	$ (45,512)

Deferred tax assets and liabilities consist of the following:

In thousands	December 31, 2023	December 31, 2022
Deferred tax assets		
Loss carryforwards[1]	$ 419,327	$ 405,674
Tax credits[2]	23,441	44,790
Accrued expenses	37,609	18,774
Pension plan benefits expense	7,671	7,037
Warranty reserves	8,265	8,535
Depreciation and amortization	64,959	72,505
Equity compensation	9,362	7,061
Inventory valuation	4,883	5,356
Deferred revenue	12,264	13,346
Interest	8,228	11,721
Leases	7,173	9,543
Capitalized research costs	113,465	74,058
Other deferred tax assets, net	9,004	7,986
Total deferred tax assets	725,651	686,386
Valuation allowance	(445,170)	(427,423)
Total deferred tax assets, net of valuation allowance	280,481	258,963
Deferred tax liabilities		
Depreciation and amortization	(23,313)	(34,909)
Leases	(6,064)	(8,274)
Other deferred tax liabilities, net	(4,590)	(4,631)
Total deferred tax liabilities	(33,967)	(47,814)
Net deferred tax assets	$ 246,514	$ 211,149

[1] For tax return purposes at December 31, 2023, we had U.S. federal loss carryforwards of $3.6 million, which begin to expire in the year 2024. At December 31, 2023, we have net operating loss carryforwards in Luxembourg of $1.3 billion, the majority of which can be carried forward indefinitely, offset by a full valuation allowance. The remaining portion of the loss carryforwards are composed primarily of losses in various other state and foreign jurisdictions. The majority of these losses can be carried forward indefinitely. At December 31, 2023, there was a valuation allowance of $445.2 million primarily associated with foreign loss carryforwards.

[2] For tax return purposes at December 31, 2023, we had: U.S. general business credits of $5.4 million, which begin to expire in 2043; and state tax credits of $41.9 million, which begin to expire in 2024.

Changes in the valuation allowance for deferred tax assets are summarized as follows:

In thousands	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Balance at beginning of period	$ 427,423	$ 443,593	$ 503,859
Other adjustments	17,275	(36,257)	(35,731)
Additions charged to costs and expenses	472	20,087	(24,535)
Balance at end of period, noncurrent	$ 445,170	$ 427,423	$ 443,593

We recognize valuation allowances to reduce deferred tax assets to the extent we believe it is more likely than not that a portion of such assets will not be realized. In making such determinations, we consider all available favorable and unfavorable evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and our ability to carry back losses to prior years. We are required to make assumptions and judgments about potential outcomes that lie outside management's control. Our most sensitive and critical factors are the projection, source, and character of future taxable income. Although realization is not assured, management believes it is more likely than not that deferred tax assets, net of valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

We do not provide U.S. deferred taxes on temporary differences related to our foreign investments that are considered permanent in duration. These temporary differences include undistributed foreign earnings of $30.8 million and $43.0 million at December 31, 2023 and 2022. Foreign taxes have been provided on these undistributed foreign earnings. As a result of recent changes in U.S. tax legislation, any repatriation of these earnings would not result in additional U.S. federal income tax.

We are subject to income tax in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve positions and changes to reserves that are considered appropriate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits were as follows:

In thousands	Total
Unrecognized tax benefits at January 1, 2021	$ 135,910
Gross increase to positions in prior years	570
Gross decrease to positions in prior years	(19,709)
Gross increases to current period tax positions	31,456
Audit settlements	—
Decrease related to lapsing of statute of limitations	(4,535)
Effect of change in exchange rates	(4,163)
Unrecognized tax benefits at December 31, 2021	$ 139,529
Gross increase to positions in prior years	14,450
Gross decrease to positions in prior years	(2,786)
Gross increases to current period tax positions	4,702
Audit settlements	—
Decrease related to lapsing of statute of limitations	(23,164)
Effect of change in exchange rates	(2,587)
Unrecognized tax benefits at December 31, 2022	$ 130,144
Gross increase to positions in prior years	1,182
Gross decrease to positions in prior years	(8,666)
Gross increases to current period tax positions	10,967
Audit settlements	(3,234)
Decrease related to lapsing of statute of limitations	(2,000)
Effect of change in exchange rates	1,674
Unrecognized tax benefits at December 31, 2023	$ 130,067

	December 31,		
In thousands	2023	2022	2021
The amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate	$ 129,591	$ 130,137	$ 139,503

If certain unrecognized tax benefits are recognized they would create additional deferred tax assets. These assets would require a full valuation allowance in certain locations based upon present circumstances.

We classify interest expense and penalties related to unrecognized tax benefits and interest income on tax overpayments as components of income tax expense. The net interest and penalties expense recognized were as follows:

	Year Ended December 31,		
In thousands	2023	2022	2021
Net interest and penalties expense (benefit)	$ 1,821	$ 4,665	$ (1,097)

Accrued interest and penalties recognized were as follows:

	December 31,	
In thousands	2023	2022
Accrued interest	$ 9,794	$ 7,575
Accrued penalties	466	567

At December 31, 2023, we are under examination by certain tax authorities. We believe we have appropriately accrued for the expected outcome of all tax matters and do not currently anticipate that the ultimate resolution of these examinations will have a material adverse effect on our financial condition, future results of operations, or cash flows.

Based upon the timing and outcome of examinations, litigation, the impact of legislative, regulatory, and judicial developments, and the impact of these items on the statute of limitations, it is reasonably possible that the related unrecognized tax benefits could change from those recognized within the next twelve months. However, at this time, an estimate of the range of reasonably possible adjustments to the balance of unrecognized tax benefits cannot be made.

We file income tax returns in various jurisdictions. We are subject to income tax examination by tax authorities in our major tax jurisdictions as follows:

Tax Jurisdiction	Years Subject to Audit
U.S. federal	Subsequent to 2019
France	Subsequent to 2020
Germany	Subsequent to 2013
United Kingdom	Subsequent to 2018
Indonesia	Subsequent to 2017
Italy	Subsequent to 2017

While the above years are subject to audit based on the local jurisdiction's statute of limitations, tax attributes carrying over into the above years may also be adjusted upon audit.

Note 12:   Commitments and Contingencies

Guarantees and Indemnifications

We are often required to obtain standby letters of credit (LOCs) or bonds in support of our obligations for customer contracts. These standby LOCs or bonds typically provide a guarantee to the customer for our future performance, which usually covers the installation phase of a contract and may, on occasion, cover the operations and maintenance phase of outsourcing contracts.

Our available lines of credit, outstanding standby LOCs, and bonds were as follows:

		December 31,		
In thousands		2023		2022
Credit facility				
Multicurrency revolving line of credit	$	500,000	$	500,000
Standby LOCs issued and outstanding		(59,059)		(55,990)
Net available for additional borrowings under the multicurrency revolving line of credit	$	440,941	$	444,010
Net available for additional standby LOCs under sub-facility	$	240,941	$	244,010
Unsecured multicurrency revolving lines of credit with various financial institutions				
Multicurrency revolving lines of credit	$	84,318	$	81,781
Standby LOCs issued and outstanding		(21,853)		(22,530)
Short-term borrowings		—		—
Net available for additional borrowings and LOCs	$	62,465	$	59,251
Unsecured surety bonds in force	$	271,164	$	285,754

In the event any such standby LOC or bond were called, we would be obligated to reimburse the issuer of the standby LOC or bond; however, as of February 26, 2024, we do not believe any outstanding standby LOCs or bonds will be called.

We generally provide an indemnification related to the infringement of any patent, copyright, trademark, or other intellectual property right on software or equipment within our sales contracts, which indemnifies the customer from, and pays the resulting costs, damages, and attorney's fees awarded against a customer with respect to, such a claim provided that (a) the customer promptly notifies us in writing of the claim and (b) we have the sole control of the defense and all related settlement negotiations. We may also provide an indemnification to our customers for third-party claims resulting from damages caused by the negligence or willful misconduct of our employees/agents in connection with the performance of certain contracts. The terms of our indemnifications generally do not limit the maximum potential payments. It is not possible to predict the maximum potential amount of future payments under these or similar agreements.

Legal Matters

We are subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. Our policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known issue. A liability would be recognized and charged to operating expense when we determine that a loss is probable and the amount can be reasonably estimated. Additionally, we disclose contingencies for which a material loss is reasonably possible, but not probable.

Warranty

A summary of the warranty accrual account activity is as follows:

		Year Ended December 31,				
In thousands		2023		2022		2021
Beginning balance	$	25,698	$	32,022	$	41,390
New product warranties		6,665		5,061		4,848
Other adjustments and expirations, net		710		(882)		551
Claims activity		(11,187)		(9,719)		(13,593)
Warranties reclassified to held for sale		—		—		(90)
Effect of change in exchange rates		278		(784)		(1,084)
Ending balance		22,164		25,698		32,022
Less: current portion of warranty		14,663		18,203		18,406
Long-term warranty	$	7,501	$	7,495	$	13,616

Total warranty expense is classified within cost of revenues and consists of new product warranties issued, costs related to insurance and supplier recoveries, other changes and adjustments to warranties, and customer claims.

On November, 2, 2021, Itron entered into an agreement to sell certain Gas product lines from our Device Solutions manufacturing and business operations in Europe and North America to Dresser Utility Solutions (Dresser). In conjunction with the business divestiture to Dresser, the related disposal group was classified as held for sale during the fourth quarter of 2021. The disposal group was removed from the balance sheet when the transaction closed on February 28, 2022. Refer to Note 18: Sale of Businesses for additional information on the transaction.

Warranty expense was as follows:

	Year Ended December 31,		
In thousands	2023	2022	2021
Total warranty expense	$ 7,375	$ 4,179	$ 5,399

Health Benefits

We are self-insured for a substantial portion of the cost of our U.S. employee group health insurance. We purchase insurance from a third-party, which provides individual and aggregate stop-loss protection for these costs. Each reporting period, we expense the costs of our health insurance plan including paid claims, the change in the estimate of incurred but not reported (IBNR) claims, taxes, and administrative fees (collectively, the plan costs).

Plan costs were as follows:

	Year Ended December 31,		
In thousands	2023	2022	2021
Plan costs	$ 36,326	$ 37,942	$ 39,187

IBNR accrual, which is included in wages and benefits payable, was as follows:

	December 31,	
In thousands	2023	2022
IBNR accrual	$ 3,673	$ 4,277

Our IBNR accrual and expenses may fluctuate due to the number of plan participants, claims activity, and deductible limits. For our employees located outside of the United States, health benefits are provided primarily through governmental social plans, which are funded through employee and employer tax withholding.

Note 13:   Restructuring

2023 Projects

On February 23, 2023, our Board of Directors approved a restructuring plan (the 2023 Projects). The 2023 Projects include activities that continue Itron's efforts to optimize its global supply chain and manufacturing operations, sales and marketing organizations, and other overhead. These projects are expected to be substantially complete by early 2025.

The total expected restructuring costs, the restructuring costs recognized, and the remaining expected restructuring costs related to the 2023 Projects were as follows:

In thousands	Total Expected Costs at December 31, 2023	Costs Recognized in Prior Periods	Costs Recognized During the Year Ended December 31, 2023	Expected Remaining Costs to be Recognized at December 31, 2023
Employee severance costs	$ 43,347	$ —	$ 43,347	$ —
Asset impairments & net loss (gain) on sale or disposal	1,130	—	1,130	—
Other restructuring costs	7,226	—	4,051	3,175
Total	$ 51,703	$ —	$ 48,528	$ 3,175

2021 Projects

On October 29, 2021, our Board of Directors approved a restructuring plan (the 2021 Projects), which in conjunction with the announcement of the sale of certain Gas product lines from our Device Solutions manufacturing and business operations in Europe and North America to Dresser (refer to Note 18: Sale of Businesses), includes activities to drive reductions in certain locations and functional support areas. These projects are expected to be substantially complete by the end of 2024.

The total expected restructuring costs, the restructuring costs recognized, and the remaining expected restructuring costs related to the 2021 Projects were as follows:

In thousands	Total Expected Costs at December 31, 2023		Costs Recognized in Prior Periods		Adjustments Recognized During the Year Ended December 31, 2023		Expected Remaining Costs to be Recognized at December 31, 2023	
Employee severance costs	$	34,821	$	38,359	$	(3,538)	$	—
Asset impairments & net loss (gain) on sale or disposal		8,379		8,599		(220)		—
Other restructuring costs		5,479		3,084		645		1,750
Total	$	48,679	$	50,042	$	(3,113)	$	1,750

2020 Projects

In September 2020, our Board of Directors approved a restructuring plan (the 2020 Projects), which includes activities that continue our efforts to optimize our global supply chain and manufacturing operations, sales and marketing organizations, and other overhead. These projects were substantially complete by the end of 2023.

The total expected restructuring costs, the restructuring costs recognized, and the remaining expected restructuring costs related to the 2020 Projects were as follows:

In thousands	Total Expected Costs at December 31, 2023		Costs Recognized in Prior Periods		Adjustments Recognized During the Year Ended December 31, 2023		Expected Remaining Costs to be Recognized at December 31, 2023	
Employee severance costs	$	18,524	$	20,382	$	(1,858)	$	—
Asset impairments & net loss (gain) on sale or disposal		5,940		6,465		(525)		—
Other restructuring costs		8,298		7,341		957		—
Total	$	32,762	$	34,188	$	(1,426)	$	—

The following table summarizes the activity within the restructuring related balance sheet accounts for the 2023 Projects, the 2021 Projects, and the 2020 Projects during the year ended December 31, 2023:

In thousands	Accrued Employee Severance		Asset Impairments & Net Loss (Gain) on Sale or Disposal		Other Accrued Costs		Total	
Beginning balance, January 1, 2023	$	39,558	$	—	$	2,886	$	42,444
Costs charged to expense		37,951		385		5,653		43,989
Cash payments		(11,618)		(12)		(4,893)		(16,523)
Cash receipts		—		4,211		—		4,211
Net assets disposed and impaired		—		(4,584)		—		(4,584)
Effect of change in exchange rates		2,807		—		32		2,839
Ending balance, December 31, 2023	$	68,698	$	—	$	3,678	$	72,376

Asset impairments are determined at the asset group level. Revenues and net operating income from the activities we have exited or will exit under the restructuring projects are not material to our operating segments or consolidated results.

Certain of Itron's employees are represented by unions or works councils, which requires consultation, and potential restructuring projects may be subject to regulatory approval, both of which could impact the timing of planned savings in certain jurisdictions.

Other restructuring costs include expenses for employee relocation, professional fees associated with employee severance, costs to exit the facilities once the operations in those facilities have ceased, and other costs associated with the liquidation of any affected legal entities. Costs associated with restructuring activities are generally presented in the Consolidated Statements of Operations as restructuring, except for certain costs associated with inventory write-downs, which are classified within cost of revenues, and accelerated depreciation expense, which is recognized according to the use of the asset. Restructuring expense is recognized within the Corporate unallocated segment and does not impact the results of our operating segments.

The current portions of restructuring liabilities were $21.0 million and $14.5 million as of December 31, 2023 and 2022 and are classified within other current liabilities on the Consolidated Balance Sheets. The long-term portions of restructuring liabilities were $51.4 million and $27.9 million as of December 31, 2023 and 2022. The long-term portions of restructuring liabilities are classified within other long-term obligations on the Consolidated Balance Sheets and include severance accruals and facility exit costs.

Note 14: Shareholders' Equity

Preferred Stock

We have authorized the issuance of 10 million shares of preferred stock with no par value. In the event of a liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of any outstanding preferred stock would be entitled to be paid a preferential amount per share to be determined by the Board of Directors prior to any payment to holders of common stock. There was no preferred stock issued or outstanding at December 31, 2023 or 2022.

Stock Repurchase Program

Effective May 11, 2023, Itron's Board of Directors authorized a share repurchase up to $100 million of our common stock over an 18-month period (the 2023 Stock Repurchase Program). Repurchases will be made in the open market pursuant to the terms of any Rule 10b5-1 plans that we may enter into, and in accordance with applicable securities laws. The repurchase program is intended to comply with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice. There have been no repurchases under the 2023 Stock Repurchase Program through February 26, 2024.

Convertible Note Hedge Transactions

We paid an aggregate amount of $84.1 million for the convertible note hedge transactions. The convertible note hedge transactions cover, subject to anti-dilution adjustments substantially similar to those in the convertible notes, approximately 3.7 million shares of our common stock, the same number of shares initially underlying the convertible notes, at a strike price of approximately $126.00, subject to customary adjustments. The convertible note hedge transactions will expire upon the maturity of the convertible notes, subject to earlier exercise or termination. The convertible note hedge transactions are expected generally to reduce the potential dilutive effect of the conversion of our convertible notes and/or offset any cash payments we are required to make in excess of the principal amount of the converted notes, as the case may be, in the event that the market price per share of our common stock, as measured under the terms of the convertible note hedge transactions, is greater than the strike price of the convertible note hedge transactions. The convertible note hedge transactions meet the criteria in Accounting Standards Codification (ASC) 815-40 to be classified within Stockholders' Equity, and therefore the convertible note hedge transactions are not revalued after their issuance.

We made a tax election to integrate the convertible notes and the call options. We are retaining the identification statements in our books and records, together with a schedule providing the accruals on the synthetic debt instruments. The accounting impact of this tax election makes the call options deductible as original issue discount for tax purposes over the term of the convertible notes, and results in a $20.6 million deferred tax asset recognized through equity.

Warrant Transactions

In addition, concurrently with entering into the convertible note hedge transactions, we separately entered into privately-negotiated warrant transactions (the warrant transactions), whereby we sold to the counterparties warrants to acquire, collectively, subject to anti-dilution adjustments, 3.7 million shares of our common stock at an initial strike price of $180.00 per share, which represents a premium of 100% over the public offering price in the common stock issuance. We received aggregate proceeds of $45.3 million from the warrant transactions with the counterparties, with such proceeds partially offsetting the costs of entering into the convertible note hedge transactions. The warrants expire in June 2026. If the market value per share of our common stock, as measured under the warrant transactions, exceeds the strike price of the warrants, the warrants will have a dilutive effect on our earnings per share, unless we elect, subject to certain conditions, to settle the warrants in cash. The warrants meet the criteria in ASC 815-40 to be classified within Stockholders' Equity, and therefore the warrants are not revalued after issuance.

Accumulated Other Comprehensive Income (Loss)

The changes in the components of AOCI, net of tax, were as follows:

In thousands	Foreign Currency Translation Adjustments	Net Unrealized Gain (Loss) on Derivative Instruments	Net Unrealized Gain (Loss) on Nonderivative Instruments	Pension Benefit Obligation Adjustments	Accumulated Other Comprehensive Income (Loss)
Balances at January 1, 2021	$ (84,843)	$ (1,621)	$ (14,380)	$ (37,682)	$ (138,526)
OCI before reclassifications	(26,923)	1,121	—	14,264	(11,538)
Amounts reclassified from AOCI	—	290	—	1,676	1,966
Total other comprehensive income (loss)	(26,923)	1,411	—	15,940	(9,572)
Balances at December 31, 2021	(111,766)	(210)	(14,380)	(21,742)	(148,098)
OCI before reclassifications	(28,748)	—	—	23,170	(5,578)
Amounts reclassified from AOCI	57,321	—	—	1,681	59,002
Total other comprehensive income (loss)	28,573	—	—	24,851	53,424
Balances at December 31, 2022	(83,193)	(210)	(14,380)	3,109	(94,674)
OCI before reclassifications	15,550	—	—	(1,947)	13,603
Amounts reclassified from AOCI	—	—	—	(119)	(119)
Total other comprehensive income (loss)	15,550	—	—	(2,066)	13,484
Balances at December 31, 2023	$ (67,643)	$ (210)	$ (14,380)	$ 1,043	$ (81,190)

In determining the amount of the impairment loss for the assets of the transaction with Dresser during the fourth quarter of 2021, we included $59.7 million of accumulated foreign currency translation losses and $0.9 million in unrealized defined benefit plan losses. Upon closing of the sale transaction in the first quarter of 2022, the then outstanding amounts in AOCI were reclassified to net income (loss) through loss on sale of businesses for a total of $55.4 million, with a corresponding reversal of the impairment loss originally booked in the fourth quarter of 2021. Refer to Note 18: Sale of Businesses for additional information on the transaction.

During the third quarter of 2022, we substantially liquidated our legal entity in Russia, recognizing a loss of $1.9 million for the reclassification of the currency translation adjustment from accumulated other comprehensive income (loss) related to the disposal of the business.

The before-tax, income tax (provision) benefit, and net-of-tax amounts related to each component of OCI were as follows:

	Year Ended December 31,		
In thousands	2023	2022	2021
Before-tax amount			
Foreign currency translation adjustment	$ 15,622	$ (28,921)	$ (26,757)
Foreign currency translation adjustment reclassified to net income (loss) on sale or disposal of businesses	—	57,321	—
Net unrealized gain (loss) on derivative instruments, designated as cash flow hedges	—	—	1,139
Net hedging (gain) loss reclassified to net income (loss)	—	—	756
Net unrealized gain (loss) on defined benefit plans	(2,117)	23,519	14,426
Net defined benefit plan (gain) loss reclassified to net income (loss)	(129)	1,706	1,695
Total other comprehensive income (loss), before tax	13,376	53,625	(8,741)
Tax (provision) benefit			
Foreign currency translation adjustment	(72)	173	(166)
Foreign currency translation adjustment reclassified to net income (loss) on sale or disposal of businesses	—	—	—
Net unrealized gain (loss) on derivative instruments, designated as cash flow hedges	—	—	(18)
Net hedging (gain) loss reclassified to net income (loss)	—	—	(466)
Net unrealized gain (loss) on defined benefit plans	170	(349)	(162)
Net defined benefit plan (gain) loss reclassified to net income (loss)	10	(25)	(19)
Total other comprehensive income (loss) tax (provision) benefit	108	(201)	(831)
Net-of-tax amount			
Foreign currency translation adjustment	15,550	(28,748)	(26,923)
Foreign currency translation adjustment reclassified to net income (loss) on sale or disposal of businesses	—	57,321	—
Net unrealized gain (loss) on derivative instruments, designated as cash flow hedges	—	—	1,121
Net hedging (gain) loss reclassified to net income (loss)	—	—	290
Net unrealized gain (loss) on defined benefit plans	(1,947)	23,170	14,264
Net defined benefit plan (gain) loss reclassified to net income (loss)	(119)	1,681	1,676
Total other comprehensive income (loss), net of tax	$ 13,484	$ 53,424	$ (9,572)

Note 15:   Fair Value of Financial Instruments

The fair values at December 31, 2023 and 2022 do not reflect subsequent changes in the economy, interest rates, tax rates, and other variables that may affect the determination of fair value.

	December 31, 2023		December 31, 2022	
In thousands	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Credit facility				
Multicurrency revolving line of credit	$ —	$ —	$ —	$ —
Convertible notes	454,827	423,476	452,526	377,200

The following methods and assumptions were used in estimating fair values:

Cash and cash equivalents: Due to the liquid nature of these instruments, the carrying amount approximates fair value (Level 1).

Credit facility - multicurrency revolving line of credit: The revolver is not traded publicly. The fair values, which are determined based upon a hypothetical market participant, are calculated using a discounted cash flow model with Level 2 inputs, including estimates of incremental borrowing rates for debt with similar terms, maturities, and credit profiles. Refer to Note 6: Debt for a further discussion of our debt.

Convertible notes: The convertible notes are not listed on any securities exchange but may be actively traded. The fair value is estimated using Level 1 inputs, as it is based on quoted prices for these instruments in active markets.

Derivatives: Each derivative asset and liability has a carrying value equal to fair value. The fair values of our derivative instruments are determined using the income approach and significant other observable inputs (and are classified as Level 2 in the fair value hierarchy). We have used observable market inputs based on the type of derivative and the nature of the underlying instrument. The key inputs include foreign exchange spot and forward rates, all of which are available in an active market. We have utilized the mid-market pricing convention for these inputs.

Note 16:   Segment Information

We operate under the Itron brand worldwide and manage and report under three operating segments: Device Solutions, Networked Solutions, and Outcomes.

We have three GAAP measures of segment performance: revenues, gross profit (gross margin), and operating income (operating margin). Intersegment revenues are minimal. Certain operating expenses are allocated to the operating segments based upon internally established allocation methodologies. Corporate operating expenses, interest income, interest expense, other income (expense), and the income tax provision (benefit) are neither allocated to the segments, nor are they included in the measure of segment performance. Goodwill impairment charges are recognized in Corporate unallocated. In addition, we allocate only certain production assets and intangible assets to our operating segments. We do not manage the performance of the segments on a balance sheet basis.

Segment Products

Device Solutions – This segment primarily includes hardware products used for measurement, control, or sensing. These products generally do not have communications capability or may be designed for use with non-Itron systems. Examples from the Device Solutions portfolio include: standard endpoints that are shipped without Itron communications, such as our standard gas, electricity, and water meters for a variety of global markets and adhering to regulations and standards within those markets, as well as our heat and allocation products; communicating meters that are not a part of an Itron end-to-end solution and designed to meet market requirements; and the implementation and installation of said hardware products.

Networked Solutions – This segment primarily includes a combination of communicating devices (e.g., smart meters, modules, endpoints, and sensors), network infrastructure, and associated head-end management and application software designed and sold as a complete solution for acquiring and transporting robust application-specific data. Networked Solutions includes products and software for the implementation, installation, and management of communicating devices and data networks. The Industrial Internet of Things (IIoT) solutions supported by this segment include automated meter reading (AMR); advanced metering infrastructure (AMI) for electricity, water and gas; distributed energy resource management (DERMs); smart grid and distribution automation; smart street lighting; and leak detection and applications for both gas and water systems. Our IIoT platform allows utility and smart city applications to be run and managed on a flexible multi-purpose network.

Outcomes – This segment primarily includes our value-added, enhanced software and services, artificial intelligence, and machine learning in which we enable grid edge intelligence and manage, organize, analyze, and interpret raw, anonymized data to improve decision making, maximize operational profitability, enhance resource efficiency, improve grid analytics, and deliver results for consumers, utilities, and smart cities. Outcomes supports high-value use cases, such as data management, grid operations, distributed intelligence, AMI operations, gas distribution and safety, water operations management, revenue assurance, DERMs, energy forecasting, consumer engagement, smart payment, and fleet energy resource management. Utilities leverage these outcomes to unlock the capabilities of their networks and devices, improve the productivity of their workforce, increase the reliability of their operations, manage and optimize the proliferation of distributed energy resources (DERs), address grid complexity, and enhance the customer experience. Revenue from these offerings are primarily recurring in nature and would include any direct management of Device Solutions, Networked Solutions, and other third-parties' products on behalf of our end customers.

Revenues, gross profit, and operating income (loss) associated with our operating segments were as follows:

In thousands		Year Ended December 31,					
		2023		2022		2021	
Product revenues							
Device Solutions	$	452,718	$	433,354	$	635,103	
Networked Solutions		1,331,546		1,002,156		974,531	
Outcomes		79,225		64,733		68,561	
Total Company	$	1,863,489	$	1,500,243	$	1,678,195	
Service revenues							
Device Solutions	$	3,008	$	5,356	$	10,001	
Networked Solutions		118,745		117,112		118,100	
Outcomes		188,391		172,853		175,276	
Total Company	$	310,144	$	295,321	$	303,377	
Total revenues							
Device Solutions	$	455,726	$	438,710	$	645,104	
Networked Solutions		1,450,291		1,119,268		1,092,631	
Outcomes		267,616		237,586		243,837	
Total Company	$	2,173,633	$	1,795,564	$	1,981,572	
Gross profit							
Device Solutions	$	105,917	$	61,778	$	99,355	
Networked Solutions		499,725		361,975		378,633	
Outcomes		108,266		98,436		95,181	
Total Company	$	713,908	$	522,189	$	573,169	
Operating income (loss)							
Device Solutions	$	65,690	$	26,703	$	57,217	
Networked Solutions		368,921		248,268		254,434	
Outcomes		50,346		46,247		50,631	
Corporate unallocated		(356,090)		(328,657)		(441,581)	
Total Company		128,867		(7,439)		(79,299)	
Total other income (expense)		(1,481)		(8,304)		(44,511)	
Income (loss) before income taxes	$	127,386	$	(15,743)	$	(123,810)	

Our Corporate unallocated operating loss for the years ended December 31, 2023, 2022, and 2021 include losses from the sale of businesses of $0.7 million, $3.5 million and $64.3 million and restructuring expenses of $44.0 million, $(13.6) million, and $54.6 million. Our Corporate unallocated operating loss for the year ended 2022 also includes goodwill impairment of $38.5 million. Refer to Note 5: Goodwill, Note 13: Restructuring, and Note 18: Sale of Businesses for additional information.

For all periods presented, no single customer represents more than 10% of total company revenue.

Revenues by region were as follows:

In thousands	Year Ended December 31,		
	2023	2022	2021
United States and Canada	$ 1,733,680	$ 1,302,241	$ 1,273,868
Europe, Middle East, and Africa	340,854	391,556	568,008
Asia Pacific	99,099	101,767	139,696
Total Company	$ 2,173,633	$ 1,795,564	$ 1,981,572

Property, plant, and equipment, net, by geographic area were as follows:

In thousands	December 31,	
	2023	2022
United States	$ 80,035	$ 85,704
Outside United States	48,771	54,419
Total Company	$ 128,806	$ 140,123

Depreciation expense is allocated to the operating segments based upon each segment's use of the assets. All amortization expense is recognized within Corporate unallocated. Depreciation and amortization of intangible assets expense associated with our operating segments was as follows:

In thousands	Year Ended December 31,		
	2023	2022	2021
Device Solutions	$ 12,348	$ 14,452	$ 22,884
Networked Solutions	16,314	17,539	16,607
Outcomes	5,433	5,501	4,454
Corporate unallocated	21,668	29,271	40,208
Total Company	$ 55,763	$ 66,763	$ 84,153

Note 17: Revenues

A summary of significant net changes in the contract assets and the contract liabilities balances during the period is as follows:

In thousands	Contract liabilities, less contract assets
Beginning balance, January 1, 2023	$ 75,958
Revenues recognized from beginning contract liability	(62,011)
Cumulative catch-up adjustments	10,959
Increases due to amounts collected or due	335,465
Revenues recognized from current period increases	(278,905)
Other	1,419
Ending balance, December 31, 2023	$ 82,885

On January 1, 2023, total contract assets were $57.0 million and total contract liabilities were $133.0 million. On December 31, 2023, total contract assets were $80.1 million and total contract liabilities were $163.0 million. The contract assets primarily relate to contracts that include a retention clause and allocations related to contracts with multiple performance obligations. The contract liabilities primarily relate to deferred revenue, such as extended warranty and maintenance cost. The cumulative catch-up adjustments relate to contract modifications, measure-of-progress changes, and changes in the estimate of the transaction price.

Transaction price allocated to the remaining performance obligations

Total transaction price allocated to remaining performance obligations represents committed but undelivered products and services for contracts and purchase orders at period end. Twelve-month remaining performance obligations represent the portion of total transaction price allocated to remaining performance obligations that we estimate will be recognized as revenue over the next 12 months. Total transaction price allocated to remaining performance obligations is not a complete measure of our future revenues as we also receive orders where the customer may have legal termination rights but are not likely to terminate.

Total transaction price allocated to remaining performance obligations related to contracts is approximately $1.9 billion for the next 12 months and approximately $1.8 billion for periods longer than 12 months. The total remaining performance obligations consist of product and service components. The service component relates primarily to maintenance agreements for which customers pay a full year's maintenance in advance, and service revenues are generally recognized over the service period. Total transaction price allocated to remaining performance obligations also includes our extended warranty contracts, for which revenue is recognized over the warranty period, and hardware, which is recognized as units are delivered. The estimate of when remaining performance obligations will be recognized requires significant judgment.

Cost to obtain a contract and cost to fulfill a contract with a customer

Cost to obtain a contract and costs to fulfill a contract were capitalized and amortized using a systematic rational approach to align with the transfer of control of underlying contracts with customers. While amounts were capitalized, they are not material.

Disaggregation of revenue

Refer to Note 16: Segment Information and the Consolidated Statements of Operations for disclosure regarding the disaggregation of revenue into categories, which depict how revenue and cash flows are affected by economic factors. Specifically, our operating segments and geographical regions as disclosed, and categories for products, which include hardware and software and services, are presented.

Note 18: Sale of Businesses

Sale to Dresser

On November 2, 2021, Itron entered into a definitive securities and asset purchase agreement to sell certain Gas product lines from our Device Solutions manufacturing and business operations in Europe and North America to Dresser. The sale included one German subsidiary – Itron GmbH along with its business operations, personnel, and the owned manufacturing facility in Karlsruhe; the business operations, personnel, and assets associated with the leased manufacturing facility in Argenteuil, France; and the business and manufacturing assets maintained at one of our contract manufacturers in North America. The base sale price of this divestiture was $75.0 million, with adjustments for (1) pension liabilities assumed by Dresser for related active employees and (2) the final working capital balance. Cash proceeds from the sale were $55.9 million.

The transaction closed on February 28, 2022. The final sales price and loss on sale were determined after the finalization of the working capital adjustment, recognized in the fourth quarter of 2022. As of December 31, 2021, we recognized a pre-tax impairment loss of $34.4 million as well as $3.1 million for professional services in conjunction with the planned sale to Dresser (classified within loss on sale of businesses within the Consolidated Statements of Operations). In determining the amount of the impairment loss for the assets of this transaction during the fourth quarter of 2021, we included $59.7 million of accumulated foreign currency translation losses and $0.9 million in unrealized loss on defined benefit pension plans, both classified within AOCI. Upon closing of the sale transaction in the first quarter of 2022, the then outstanding amounts in AOCI were reclassified to net income through loss on sale of businesses for a total of $55.4 million, with a corresponding reversal of the impairment loss originally booked in the fourth quarter of 2021. The difference between the amounts included for the impairment loss in the fourth quarter of 2021 and the first quarter of 2022 was driven by the change in the euro to U.S. dollar exchange rate, and operating results for the period owned in 2022. During 2022, we recognized a total loss of $3.5 million related to adjustments to the working capital balances and additional professional services. We recognized a total loss of $0.7 million in 2023 in other charges related to the finalization of the transaction.

Latin America Divestiture

On June 25, 2020, we closed on the sale of five subsidiaries comprising our manufacturing and sales operations in Latin America to buyers led by Instalación Profesional y Tecnologías del Centro S.A. de C.V., a Mexican company doing business as Accell in Brazil (Accell), through the execution of various definitive stock purchase agreements. The total sales price of $35.0 million included deferred payments of $21.1 million for working capital, which was to be paid in full by December 31, 2020, as evidenced by a promissory note, and the remainder in cash ($4.5 million) and other deferred consideration.

In January 2021, we agreed to extend the payment terms on the remaining outstanding working capital balance of $18.4 million. Accell had agreed to make monthly payments including interest through September 2022, under which we received full payments for January through March and partial payments in April and May (totaling $3.8 million including $0.7 million in interest). Based on Accell's failure to make timely payments, continued requests to defer payments significantly beyond the original maturity of the working capital note and the unfavorable impact of the COVID-19 pandemic on the Latin American markets, we determined to fully reserve the working capital and other deferred receivables, recognizing a loss on sale of business of $26.8 million for the year ended December 31, 2021. All receivables from Accell were fully written off in the fourth quarter of 2023.

Note 19: Leases

We lease certain factories, service and distribution locations, offices, and equipment under operating leases. Our operating leases have initial lease terms ranging from one to 12 years, some of which include options to extend or renew the leases for up to 10 years. Certain lease agreements contain provisions for future rent increases. Our leases do not contain material residual value guarantees, and finance leases are not material.

The components of operating lease expense are as follows:

In thousands	Year Ended December 31,	
	2023	**2022**
Operating lease cost	$ 18,798	$ 19,092
Variable lease cost	3,804	4,107
Total operating lease cost	$ 22,602	$ 23,199

Supplemental cash flow information related to operating leases is as follows:

In thousands	Year Ended December 31,	
	2023	**2022**
Cash paid for amounts included in the measurement of operating lease liabilities	$ 19,517	$ 19,214
Right-of-use assets obtained in exchange for operating lease liabilities	3,652	5,597

Supplemental balance sheet information related to operating leases is as follows:

In thousands	**December 31, 2023**	**December 31, 2022**
Operating lease right-of-use assets, net	$ 41,186	$ 52,826
Other current liabilities	14,981	15,967
Operating lease liabilities	32,656	44,370
Total operating lease liability	$ 47,637	$ 60,337
Weighted average remaining lease term - Operating leases	3.6 years	3.8 years
Weighted average discount rate - Operating leases	4.5 %	4.4 %

Amounts due under operating lease liabilities as of December 31, 2023 are as follows:

In thousands	**December 31, 2023**
2024	$ 16,614
2025	14,712
2026	12,486
2027	4,154
2028	1,582
Thereafter	1,958
Total lease payments	51,506
Less: imputed interest	(3,869)
Total operating lease liability	$ 47,637

Item 9:   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements with our independent accountants on accounting and financial disclosure matters within the three year period ended December 31, 2023, or in any period subsequent to such date, through the date of this report.

Item 9A: Controls and Procedures

Evaluation of disclosure controls and procedures

An evaluation was performed under the supervision and with the participation of our Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934 as amended. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that as of December 31, 2023, the Company's disclosure controls and procedures were effective to ensure the information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on our evaluation under the 2013 Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report that is included in this Annual Report.

Changes in internal controls over financial reporting

There have been no changes in our internal control over financial reporting during the three months ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Itron, Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Itron, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 26, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
February 26, 2024

Item 9B: Other Information

None.

Item 9C: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10:   Directors, Executive Officers and Corporate Governance

The section entitled "Proposal 1 – Election of Directors" appearing in our Proxy Statement for the Annual Meeting of Shareholders to be held on May 9, 2024 (the 2024 Proxy Statement) sets forth certain information with regard to our directors as required by Item 401 of Regulation S-K and is incorporated herein by reference.

Certain information with respect to persons who are or may be deemed to be executive officers of Itron, Inc. as required by Item 401 of Regulation S-K is set forth under the caption "Information about our Executive Officers" in Part I of this Annual Report.

The section entitled "Corporate Governance" appearing in the 2024 Proxy Statement sets forth certain information with respect to the Registrant's code of conduct and policies related to ethical standards as required by Item 406 of Regulation S-K and is incorporated herein by reference. Our code of conduct and policies related to ethical standards can be accessed on our website, at *www.itron.com* under the Investors section.

There were no material changes to the procedures by which security holders may recommend nominees to Itron's board of directors during 2024, as set forth by Item 407(c)(3) of Regulation S-K.

The section entitled "Corporate Governance" appearing in the 2024 Proxy Statement sets forth certain information regarding the Audit/Finance Committee, including the members of the Committee and the Audit/Finance Committee financial experts, as set forth by Item 407(d)(4) and (d)(5) of Regulation S-K and is incorporated herein by reference.

Item 11:   Executive Compensation

The sections entitled "Compensation of Directors" and "Executive Compensation" appearing in the 2024 Proxy Statement set forth certain information with respect to the compensation of directors and management of Itron as required by Item 402 of Regulation S-K and are incorporated herein by reference.

The section entitled "Corporate Governance" appearing in the 2024 Proxy Statement sets forth certain information regarding members of the Compensation Committee required by Item 407(e)(4) of Regulation S-K and is incorporated herein by reference.

The section entitled "Compensation Committee Report" appearing in the 2024 Proxy Statement sets forth certain information required by Item 407(e)(5) of Regulation S-K and is incorporated herein by reference.

Item 12:   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The section entitled "Equity Compensation Plan Information" appearing in the 2024 Proxy Statement sets forth certain information required by Item 201(d) of Regulation S-K and is incorporated herein by reference.

The section entitled "Security Ownership of Certain Beneficial Owners and Management" appearing in the 2024 Proxy Statement sets forth certain information with respect to the ownership of our common stock as required by Item 403 of Regulation S-K and is incorporated herein by reference.

Item 13:   Certain Relationships and Related Transactions, and Director Independence

The section entitled "Corporate Governance" appearing in the 2024 Proxy Statement sets forth certain information required by Item 404 of Regulation S-K and is incorporated herein by reference.

The section entitled "Corporate Governance" appearing in the 2024 Proxy Statement sets forth certain information with respect to director independence as required by Item 407(a) of Regulation S-K and is incorporated herein by reference.

Item 14:   Principal Accountant Fees and Services

The section entitled "Independent Registered Public Accounting Firm's Audit Fees and Services" appearing in the 2024 Proxy Statement sets forth certain information with respect to the principal accounting fees and services and the Audit/Finance

Committee's policy on pre-approval of audit and permissible non-audit services performed by our independent auditors as required by Item 9(e) of Schedule 14A and is incorporated herein by reference.

PART IV

Item 15:   Exhibit and Financial Statement Schedules

(a) (1) Financial Statements:

The financial statements required by this item are submitted in Part II, Item 8: Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

(a) (2) Financial Statement Schedule:

All schedules have been omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements or the notes thereto.

(a) (3) Exhibits:

Exhibit Number	Description of Exhibits
3.1	Amended and Restated Articles of Incorporation of Itron, Inc. (Filed as Exhibit 3.1 to Itron, Inc.'s Annual Report on Form 10-K, filed on March 27, 2003)
3.2	Amended and Restated Bylaws of Itron, Inc. (Filed as Exhibit 3.2 to Itron, Inc.'s Current Report on Form 8-K, filed on February 28, 2022)
4.1	Security Agreement dated August 5, 2011 among Itron, Inc. and Wells Fargo Bank, National Association (Filed as Exhibit 4.2 to Form 8-K filed on August 8, 2011)
4.2	First Amendment to Security Agreement dated June 23, 2015 among Itron, Inc. and Wells Fargo Bank, National Association. (Filed as Exhibit 4.2 to Itron, Inc.'s Current Report on Form 8-K, filed on June 23, 2015)
4.3	Indenture, dated as of December 22, 2017 among Itron, Inc., the guarantors from time to time party thereto and U.S. Bank National Association, as trustee. (Filed as Exhibit 4.1 to Itron, Inc.'s Current Report on Form 8-K, filed on December 22, 2017)
4.4	Second Amended and Restated Credit Agreement dated January 5, 2018 among Itron, Inc. and a syndicate of banks led by Wells Fargo Bank, National Association, JPMorgan Chase Bank, N.A., J.P. Morgan Europe Limited, J.P. Morgan Securities PLC, BNP Paribas, and Silicon Valley Bank (Filed as Exhibit 4.1 to Itron, Inc.'s Current Report on Form 8-K, filed on January 12, 2018)
4.5	Amendment No. 1 dated October 18, 2019, to the Second Amended and Restated Credit Agreement dated January 5, 2018 among Itron, Inc., certain foreign borrowers, guarantors, lenders and issuing parties thereto, and Wells Fargo Bank, National Association, as administrative agent. (Filed as Exhibit 4.1 to Itron, Inc.'s Current Report on Form 8-K, filed on October 24, 2019)
4.6	Amendment No. 2 dated October 19, 2020, to the Second Amended and Restated Credit Agreement dated January 5, 2018 among Itron, Inc., certain foreign borrowers, guarantors, lenders and issuing parties thereto, and Wells Fargo Bank, National Association, as administrative agent. (Filed as Exhibit 4.1 to Itron, Inc's Quarterly Report on Form 10-Q filed on November 2, 2020)
4.7	Amendment No. 3, dated March 8, 2021, to the Credit Agreement, dated January 5, 2018 among Itron, Inc. and certain foreign borrowers, guarantors, lenders and issuing parties thereto, and Wells Fargo Bank, National Association, as administrative agent. (Filed as Exhibit 10.3 to Itron, Inc.'s Current Report on Form 8-K, filed on March 12, 2021)
4.8	Indenture, dated as of March 12, 2021, by and between Itron, Inc. and U.S. Bank National Association, as trustee (Filed as Exhibit 4.1 to Itron, Inc.'s Current Report on Form 8-K, filed on March 12, 2021)
4.9	Form of 0.00% Convertible Senior Note due 2026 (Filed as Exhibit 4.2 to Itron, Inc.'s Current Report on Form 8-K, filed on March 12, 2021)
4.10	Form of Convertible Note Hedge (Filed as Exhibit 10.1 to Itron, Inc.'s Current Report on Form 8-K, filed on March 12, 2021)

Exhibit Number	Description of Exhibits
4.11	Form of Warrant Confirmation (Filed as Exhibit 10.2 to Itron, Inc.'s Current Report on Form 8-K, filed on March 12, 2021)
4.12	Description of Registrant's Securities (Filed as Exhibit 4.12 to Itron, Inc's Annual Report on Form 10-K, filed February 27, 2023)
4.13	Amendment No. 4, dated February 25, 2022, to the Credit Agreement, dated January 5, 2018 among Itron, Inc. and certain foreign borrowers, guarantors, lenders and issuing parties thereto, and Wells Fargo Bank, National Association, as administrative agent. (Filed as Exhibit 4.13 to Itron, Inc's Annual Report on Form 10-K, filed on February 28, 2022)
4.14	Amendment No. 6, dated February 21, 2023, to the Credit Agreement, dated January 5, 2018 among Itron, Inc. and certain foreign borrowers, guarantors, lenders and issuing parties thereto, and Wells Fargo Bank, National Association, as administrative agent. (Filed as Exhibit 10.1 to Itron, Inc's Current Report on Form 8-K, filed on February 27, 2023)
4.15	Amendment No. 7, dated October 13, 2023, to the Credit Agreement, dated January 5, 2018 among Itron, Inc. and certain foreign borrowers, guarantors, lenders and issuing parties thereto, and Wells Fargo Bank, National Association, as administrative agent. (Filed as Exhibit 10.1 to Itron Inc.'s Current Report on Form 8-K, filed on October 16, 2023)
10.1*	Form of Second Amended and Restated Change in Control Severance Agreement for Executive Officers. (Filed with this report)
10.2*	Second Amended and Restated Change in Control Severance Agreement, dated May 12, 2022, by and between Itron, Inc. and Thomas L. Deitrich (Filed as Exhibit 10.2 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on August 4, 2022)
10.3*	Form of Indemnification Agreements between Itron, Inc. and certain directors and officers. (Filed with this report)
10.4*	Second Amended and Restated 2010 Stock Incentive Plan. (Filed with this report)
10.5*	Form of Stock Option Grant Notice and Agreement for use in connection with both incentive and non-qualified stock options granted under Itron, Inc.'s Amended and Restated 2000 Stock Incentive Plan. (Filed as Exhibit 10.6 to Itron, Inc.'s Current Report on Form 8-K, filed on February 18, 2010)
10.6*	Form of RSU Award Notice and Agreement for all Participants (excluding France) for use in connection with Itron, Inc.'s Amended and Restated 2000 Stock Incentive Plan. (Filed as Exhibit 10.4 to Itron, Inc.'s Current Report on Form 8-K, filed on February 18, 2010)
10.7*	Form of Long Term Performance RSU Award Notice and Agreement for U.S. Participants for use in connection with Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.4 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on August 6, 2014)
10.8*	Form of Long Term Performance RSU Award Notice and Agreement for International Participants (excluding France) for use in connection with Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.19 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 25, 2011)
10.9*	Form of RSU Award Notice and Agreement for all Participants (excluding France) for use in connection with Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.2 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on August 6, 2014)
10.10*	Form of RSU Award Notice and Agreement for Non-employee Directors for use in connection with Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.3 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on May 3, 2013)

Exhibit Number	Description of Exhibits
10.11*	Form of Stock Option Grant Notice and Agreement for use in connection with both incentive and non-qualified stock options granted under Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.1 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on August 6, 2014)
10.12*	Amendment to the Executive Deferred Compensation Plan. (Filed as Exhibit 10.1 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on November 3, 2016)
10.13*	Amended and Restated 2012 Employee Stock Purchase Plan. (Filed as Exhibit 10.21 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 24, 2021)
10.14	Cooperation Agreement by and among Itron, Inc., Coppersmith Capital Management LLC, Scopia Management, Inc. and certain of their specified affiliates, Jerome J. Lande and Peter Mainz, dated as of December 9, 2015. (Filed as Exhibit 10.1 to Itron, Inc.'s Current Report on Form 8-K, filed on December 11, 2015)
10.15	Amendment to Cooperation Agreement by and among Itron, Inc., Coppersmith Capital Management LLC, Scopia Management, Inc. and certain of their specified affiliates, Jerome J. Lande and Peter Mainz. (Filed as Exhibit 10.2 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on November 3, 2016)
10.16	First Amendment to Cooperation Agreement, dated November 1, 2017, by and among Itron, Inc., Scopia Management, Inc. and certain of their specified affiliates, Jerome J. Lande and certain other individuals. (Filed as Exhibit 10.1 to Itron, Inc.'s Current Report on Form 8-K, filed on November 2, 2017)
10.17*	Form of Stock Option Grant Notice and Agreement for use in connection with both incentive and non-qualified stock options granted under Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.1 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on May 4, 2017)
10.18*	Form of Long-Term Performance RSU Award Notice and Agreement for U.S. Participants for use in connection with Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.2 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on May 4, 2017)
10.19*	Form of RSU Award Notice and Agreement for all Participants for use in connection with Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.3 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on May 4, 2017)
10.20*	Form of Stock Option Grant Notice and Agreement for use in connection with both incentive and non-qualified stock options granted under Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.32 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 28, 2019)
10.21*	Form of Long-Term Performance RSU Award Notice and Agreement for U.S. Participants for use in connection with Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.33 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 28, 2019)
10.22*	Form of RSU Award Notice for awards with 1 year vesting and Agreement for all Participants for use in connection with Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.34 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 28, 2019)
10.23*	Form of RSU Award Notice for awards with 2 year vesting and Agreement for all Participants for use in connection with Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.35 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 28, 2019)
10.24*	Form of RSU Award Notice for awards with 3 year vesting and Agreement for all Participants for use in connection with Itron, Inc.'s Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.36 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 28, 2019)
10.25*	Employment Agreement between Itron, Inc. and Thomas L. Deitrich, dated July 16, 2019. (Filed as Exhibit 10.1 to Itron, Inc.'s Current Report on Form 8-K, filed on July 22, 2019)

Exhibit Number	Description of Exhibits
10.26*	Form of Long-Term Performance RSU Award Notice and Agreement for U.S Participants for use in connection with Itron, Inc.'s Second Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.39 to Itron, Inc's Annual report on Form 10-K, filed on February 26, 2020)
10.27*	Form of RSU Award Notice and Agreement for all Participants for use in connection with Itron, Inc.'s Second Amended and Restated 2010 Stock Incentive Plan. (Filed as Exhibit 10.36 to Itron. Inc.'s Annual Report on Form 10-K, filed on February 24, 2021)
10.28*	Amended and Restated 2012 Employee Stock Purchase Plan. (Filed as Appendix A to Itron, Inc.'s Proxy Statement for the 2023 Annual Meeting of Shareholders, filed on March 21, 2023)
10.29*	2023 Itron Incentive Plan (filed with this report)
10.30*	Executive Officer Severance Pay Policy (filed with this report)
10.31	Insider Trading Policy (filed with this report)
10.32*	Itron, Inc. Executive Deferred Compensation Plan (filed with this report)
21.1	Subsidiaries of Itron, Inc. (filed with this report)
23.1	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm. (filed with this report)
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed with this report)
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed with this report)
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished with this report)
97.1	Incentive Compensation Recovery (Clawback) Policy (filed with this report)
101	The following financial information from Itron, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income (Loss), (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 26th day of February, 2024.


ITRON, INC.

By: _____/s/ JOAN S. HOOPER_____

Joan S. Hooper
Senior Vice President and Chief Financial Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 26th day of February, 2024.

Signatures	Title
/s/ THOMAS L. DEITRICH **Thomas L. Deitrich**	President and Chief Executive Officer (Principal Executive Officer), Director
/s/ JOAN S. HOOPER **Joan S. Hooper**	Senior Vice President and Chief Financial Officer
/s/ MARY C. HEMMINGSEN **Mary C. Hemmingsen**	Director
/s/ FRANK M. JAEHNERT **Frank M. Jaehnert**	Director
/s/ JEROME J. LANDE **Jerome J. Lande**	Director
/s/ TIMOTHY M. LEYDEN **Timothy M. Leyden**	Director
/s/ SANJAY MIRCHANDANI **Sanjay Mirchandani**	Director
/s/ SANTIAGO PEREZ **Santiago Perez**	Director
/s/ DIANA D. TREMBLAY **Diana D. Tremblay**	Chair of the Board
/s/ LYNDA L. ZIEGLER **Lynda L. Ziegler**	Director

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DIRECTORS

Diana D. Tremblay
Chair of the Board

Thomas L. Deitrich
President and Chief Executive Officer

Mary C. Hemmingsen

Frank M. Jaehnert

Jerome J. Lande

Timothy M. Leyden

Sanjay Mirchandani

Santiago Perez

Lynda L. Ziegler

EXECUTIVE OFFICERS

Thomas L. Deitrich
President and Chief Executive Officer

Joan S. Hooper
Senior Vice President
and Chief Financial Officer

Laurie A. Hahn
Senior Vice President,
Human Resources

John F. Marcolini
Senior Vice President,
Networked Solutions

Justin K. Patrick
Senior Vice President,
Device Solutions

Donald L. Reeves
Senior Vice President,
Outcomes

Christopher E. Ware
Senior Vice President, General Counsel
and Corporate Secretary

CORPORATE & SHAREHOLDER INFORMATION

Corporate Headquarters
Itron, Inc.
2111 North Molter Road
Liberty Lake, WA 99019
www.itron.com

Shareholder Inquiries
Please contact Investor Relations
at (800) 635-5461 or
investors@itron.com

Common Stock
Itron's Common Stock is traded on
the NASDAQ Global Select Market
under the symbol ITRI

Independent Auditors
Deloitte & Touche LLP
Seattle, Washington

Transfer Agent
Computershare
PO Box 30170
College Station, TX 77842-3170
(877) 277-9949
www.computershare.com/investor

Itron

Publication # 102043CP-01

FSC
www.fsc.org

MIX
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responsible sources
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